Morgan Stanley

Notice of 2026 Annual Meeting and Proxy Statement

Morgan Stanley

April 2, 2026

Dear Fellow Shareholders,

I cordially invite you to attend Morgan Stanley's 2026 annual meeting of shareholders on Thursday, May 14, 2026, which will be conducted virtually. I hope that you will be able to attend, and if not, I encourage you to vote by proxy. Your vote is very important.



Morgan Stanley delivered record revenues and net income in 2025. This outstanding performance reflects the deliberate execution of our strategy, the strength of our diversified business model and the extraordinary talent of our people. The Firm's trusted advisor franchise delivered growth across businesses and regions with consistent performance throughout the year.

Morgan Stanley produced full-year net revenues of $70.6 billion, diluted earnings per share of $10.21 and a return on average tangible common equity of 21.6%. Total client assets reached $9.3 trillion, marking another year of significant growth.

The Firm executed its strategy of helping clients raise, manage and allocate capital from a position of strength. In Institutional Securities, Investment Banking pipelines strengthened throughout the year amid renewed confidence among issuers, and our world-class Markets segment gained share. In our Wealth and Investment Management divisions, client engagement strengthened resulting in increased asset inflows. Our performance reflects the multi-year investments that have contributed to growth across the Integrated Firm.

The Firm's capital position remains strong with a standardized CET1 ratio of 15.0%, providing scope for ongoing investment in clients and technology across the Integrated Firm while supporting continued dividend growth and disciplined allocation of capital.

Our strategy is working. The transformation of Morgan Stanley over the past decade and a half has produced a global, diversified franchise that performs durably across varying markets. Our Integrated Firm's business model, with a scaled wealth and investment manager alongside a leading global investment bank, compounds earnings in a capital-efficient way. We are executing across the four pillars of the Integrated Firm – Strategy, Culture, Financial Strength and Growth – to drive long-term value for shareholders.

The extraordinary talent of our people and a client-centric culture rooted in Rigor, Humility and Partnership is at the heart of delivering a higher plane of performance. Key drivers of our success have been the breadth and tenure of our talent, as well as a unique culture and a set of values that guide our employees. We view Morgan Stanley's talent and culture as a key competitive advantage enabling the Firm to achieve its potential and drive future success.

Morgan Stanley benefits from a seasoned and highly capable Board of Directors, guided by Independent Lead Director Tom Glocer. The Operating Committee greatly values their insight, direction and ongoing partnership. The Board remains deeply engaged throughout the year on the Firm's strategic priorities, including our approach to risk management and resilience.

During 2025, we added Lynn Good, former Chair and Chief Executive Officer of Duke Energy, and Douglas Peterson, former Chief Executive Officer of S&P Global, to our Board. They bring additional depth as successful CEOs of world-class organizations.

Masato Miyachi will step down from our Board at the annual meeting. We thank him for his many miles of travel and for his dedication and contributions to the Board, including serving on the Operations & Technology Committee. We are nominating Yasushi Itagaki to replace him as an MUFG director representative and will benefit from his many years of international banking experience.

Morgan Stanley entered 2026 from a position of strength. We continue to make investments in our core businesses and see significant opportunities ahead. Wealth Management's client acquisition funnel is expanding and driving growth, and Investment Management maintains a well-diversified portfolio. Institutional Securities plays a leadership role around the world and is positioned well for a robust corporate finance cycle. With Morgan Stanley's scale and business mix, we are supporting clients holistically, leveraging all our capabilities to meet their needs.

We remain mindful of risk and are well-minded to proceed with equal doses of optimism and humility. Morgan Stanley's mission through periods of uncertainty and through the long arc of economic and market cycles remains the same: to raise, manage and allocate capital with excellence; to invest in our people; to deliver the Integrated Firm to our clients; and to compound earnings for our shareholders.

Please also read my Letter to Shareholders where I discuss our achievements and opportunities for the future in greater detail. I look forward to hearing from you at the Annual Meeting next month.

Thank you for your continued support of Morgan Stanley.

Very truly yours,

Ted Pick
Chairman and Chief Executive Officer

Table of Contents

Morgan Stanley

1585 Broadway
New York, NY 10036

Notice of 2026 Annual Meeting of Shareholders

TIME AND DATE

8:00 a.m. (EDT) on May 14, 2026

LOCATION

In furtherance of Morgan Stanley's commitment to reduce our carbon footprint and facilitate shareholder participation regardless of physical location, we will hold our annual meeting virtually at www.virtualshareholdermeeting.com/MS2026. As always, we encourage you to vote your shares prior to the annual meeting.

ITEMS OF BUSINESS

- Elect the Board of Directors for a one-year term
- Ratify the appointment of Deloitte & Touche LLP (Deloitte & Touche) as independent auditor
- Approve the compensation of executives as disclosed in the proxy statement (non-binding advisory vote)
- Consider a shareholder proposal, if properly presented at the meeting
- Transact such other business as may properly come before the meeting or any postponement or adjournment thereof

RECORD DATE

The close of business on March 16, 2026 is the date of determination of shareholders entitled to notice of, and to vote at, the annual meeting of shareholders (Record Date).

ACCESS

Record or beneficial owners of Morgan Stanley's common stock as of the Record Date may attend, vote and submit questions at our annual meeting from any location via the internet by logging in at www.virtualshareholdermeeting.com/MS2026 and entering the control number on your proxy card, voting instruction form or Notice. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to participate. See "Information About the Annual Meeting."

By Order of the Board of Directors,

[signature]

MARTIN M. COHEN
Corporate Secretary
April 2, 2026

VOTING

It is important that all of your shares are voted. You may submit your proxy to have your shares voted online or by telephone or by returning your proxy card or voting instruction form, if you receive one in the mail.

  

BY MOBILE DEVICE

You can vote by scanning the QR Barcode on your proxy materials.

BY INTERNET

You can vote online at www.proxyvote.com.

BY TELEPHONE

You can vote by calling the number on your proxy materials.

BY MAIL

You can vote by mail by completing, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

WEBCAST

If you are unable to participate in the meeting, a replay of the meeting will be available at www.morganstanley.com/about-us-ir after the meeting. Please go to our website for details.

NOTICE

We are distributing to certain shareholders a Notice of Internet Availability of Proxy Materials (Notice) on or about April 2, 2026. The Notice informs those shareholders how to access this proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2025 (2025 Form 10-K) online and how to submit a proxy online.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 14, 2026: Our Letter to Shareholders, proxy statement and 2025 Form 10-K are available free of charge on our website at www.morganstanley.com/2026ams.

CAUTIONARY INFORMATION AND FORWARD-LOOKING STATEMENTS

This proxy statement includes statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including the attainment of certain financial and other targets, objectives and goals. These forward-looking statements are not historical facts and represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. For a discussion of some of the risks and important factors that could affect our future results and financial condition, see "Risk Factors" in the 2025 Form 10-K. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statements to reflect the impact of circumstances or events that arise after the dates they are made, whether as a result of new information, future events or otherwise, except as required by applicable law.

References throughout this proxy statement to webpages, policies, or reports (including hyperlinks) are provided for our shareholders' reference. None of the webpages, policies or reports referenced or discussed herein (including content accessible via hyperlinks) are deemed part of, or incorporated by reference in, this proxy statement or any other filing with the Securities and Exchange Commission (SEC).

Overview of Voting Items

This overview presents certain information that you should consider before voting on the items presented at this year's annual meeting; however, you should read the entire proxy statement carefully before voting. In this proxy statement, we refer to Morgan Stanley as the "Company," the "Firm," "we," "our" or "us" and the Board of Directors as the "Board."

Item 1

Election of Directors

☑ Our Board unanimously recommends that you vote **"FOR"** the election of all director nominees.

🔍 See page 15 for Corporate Governance Matters and additional information, including qualifications of all director nominees.

DIRECTOR NOMINEES

Name, Age, Independence	Occupation highlights	Director since	Other current U.S.-listed public boards	Morgan Stanley Committees				
				A	CMDS	G&S	O&T	R
Megan Butler, 61 Independent	Former Executive Director at the U.K. Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA)	2024	None	M				
Thomas H. Glocer, 66 Independent Lead Director	Former Chief Executive Officer (CEO) of Thomson Reuters Corporation (Thomson Reuters)	2013	- Merck & Co., Inc.		M	M		
Lynn J. Good, 67 Independent	Former Chair, CEO and President of Duke Energy Corporation (Duke Energy)	2025	- The Boeing Company	M				
Robert H. Herz, 72 Independent	Former Partner of PricewaterhouseCoopers LLP (PwC); Former Chair of Financial Accounting Standards Board	2012	- Workiva Inc.	C		M		
Yasushi Itagaki, 61 Non-Management	Deputy Chairman of Mitsubishi UFJ Financial Group, Inc. (MUFG)	—	None				M*	
Erika H. James, 56 Independent	Dean of the Wharton School at the University of Pennsylvania	2022	None		M	M		
Hironori Kamezawa, 64 Non-Management	Chairman of MUFG	2021	- MUFG					M
Shelley B. Leibowitz, 65 Independent	Former Group Chief Information Officer (CIO) for the World Bank and CIO of several financial services firms	2020	- Elastic NV (Elastic)	M			M	
Jami Miscik, 67 Independent	CEO of Global Strategic Insights; Former CEO and Vice Chair of Kissinger; Former Deputy Director for Intelligence at the Central Intelligence Agency	2014	- General Motors Company - HP Inc.				C	M
Dennis M. Nally, 73 Independent	Former Chair of PricewaterhouseCoopers International Ltd.	2016	- Cencora, Inc. f/k/a AmerisourceBergen Corporation (Cencora)	M	C			
Douglas L. Peterson, 67 Independent	Former President and CEO of S&P Global Inc. (SPGI)	2025	None					M
Edward Pick, 57	Chairman of the Board (Chairman) and CEO of Morgan Stanley	2024	None					
Mary L. Schapiro, 70 Independent	Vice Chair for Global Public Policy and Special Advisor to the Founder and Chair of Bloomberg L.P.; Former Chair of the SEC	2018	None			M		M
Perry M. Traquina, 70 Independent	Former CEO and Managing Partner of Wellington Management Company LLP (Wellington)	2015	- eBay Inc. - The Allstate Corporation				M	C
Rayford Wilkins, Jr., 74 Independent	Former CEO of Diversified Businesses of AT&T	2013	- Caterpillar Inc. - Valero Energy Corporation		M	C		

Note: Director ages are as of the date of the annual meeting.

* Effective upon his election by shareholders, Mr. Itagaki will join the Operations and Technology Committee.

A: Audit Committee

CMDS: Compensation, Management Development and Succession Committee

G&S: Governance and Sustainability Committee

O&T: Operations and Technology Committee

R: Risk Committee

C: Chair

M: Member

THE MORGAN STANLEY BOARD OF DIRECTORS

Board Tenure Balance*

Average Tenure: 7 years



10 years +
5

5–10 years
3

Less than 5 years
7

Board Independence

All members of all committees are non-management, and the Board benefits from an **engaged Independent Lead Director** with expansive responsibilities



Management
1

Non-Management
14

Board Composition*

4 DIRECTORS	**66** YEARS	**5** NEW DIRECTORS
born outside of the U.S.	average age of Board upon election at annual meeting	in the last three years (since beginning of 2023)

Nominees' Skills Align with Firm Business Model and Strategy*



Skill	Count
Leadership	15
Public Company Governance	14
Human Capital Management	13
Risk Management	13
Accounting / Financial Reporting	12
Financial Services	12
Global / International Perspective	12
Current or Former CEO	11
Academia / Government / Public Policy / Regulatory Affairs	10
Strategic Planning	9
Sustainability	9
Cybersecurity / Technology / Information Security	7

* Data and metrics are as of the annual meeting and are based on information self-identified by each director nominee.

KEY CORPORATE GOVERNANCE PRACTICES

Robust Board Oversight

- The Firm's strategy, including an annual offsite with management
- Annual business plans
- Enterprise Risk Management (ERM) framework
- Sustainability matters
- Culture, values and conduct
- Succession plans for CEO and senior executives

Annual Board Evaluation

- One-on-one interviews for Board, Independent Lead Director and committee evaluations include:
  – Duties and responsibilities, including individual director performance
  – Board and committee structure
  – Culture, process and execution
- Policies and practices are revised as appropriate

Shareholder Rights and Accountability

- Adopted proxy access
- Shareholders who own at least 25% of common stock may call a special meeting of shareholders
- All directors elected annually by majority vote
- No "poison pill" in effect

Longstanding Sustainability Strategy

- Set a goal to mobilize $1 trillion to support sustainable solutions by 2030
- Goal to reach net-zero financed emissions by 2050 with interim 2030 financed emissions targets
- Achieved carbon neutrality across our global operations since 2022
- Environmental and Social Policy Statement helps to safeguard shareholder value

Value and Respond to Shareholder Feedback

- Investor input in recent years has led to:
  – Enhanced proxy disclosure of pay for performance
  – Inclusion of Board skills matrix
  – Reporting on talent and culture
  – Amendment to the Board's "overboarding" policy
  – Enhanced disclosures on political activities

Item 2

Ratification of Appointment of Morgan Stanley's Independent Auditor

 Our Board unanimously recommends that you vote **"FOR"** the ratification of Deloitte & Touche's appointment as our independent auditor.

See page 54 for Audit Matters and additional information, including the Audit Committee Report and fees paid to Deloitte & Touche.

Item 3

Company Proposal to Approve the Compensation of Executives as Disclosed in the Proxy Statement (Non-Binding Advisory Vote)

 Our Board unanimously recommends that you vote **"FOR"** this proposal.

See page 61 for the "Compensation Discussion and Analysis" (CD&A) and additional information relating to the metrics and certain non-GAAP measures referenced below in Section 7 "Explanatory Notes" of the CD&A.

CEO PAY OVERVIEW: HOW WE DECIDE CEO PAY AND CEO PAY DECISION

The CMDS Committee follows a prescribed framework for determining executive compensation to ensure that Morgan Stanley's compensation program delivers pay for sustainable performance, aligns compensation with shareholders' interests, is motivating and competitive, and reflects shareholder input and best practices. The CMDS Committee established financial and non-financial Firmwide and business-segment performance priorities based on the Firm's strategic objectives, considered market pay data and peer practices in assessing relative pay positioning, evaluated absolute and relative Firm and CEO performance after the end of the year against the pre-determined performance priorities and strategic objectives, and determined compensation with shareholder-aligned features based on that performance assessment.

The CMDS Committee based its decision of Mr. Pick's 2025 compensation on its assessment of his outstanding performance during his second year as CEO and first year as Chairman of the Board, evidenced by the Firm's exceptional results and Mr. Pick's consistent execution of the Firm's well-defined strategy of raising, managing and allocating capital. The CMDS Committee evaluated Mr. Pick's performance relative to the Firm's absolute and relative performance priorities and strategic objectives aligned with the CMDS Committee's CEO compensation framework, including his continued focus on the Firm's four pillars of the Integrated Firm - Strategy, Culture, Financial Strength and Growth.

Under Mr. Pick's leadership, for 2025:

- The Firm achieved strong financial performance, with net revenues at a record $70.6 billion (up 14% year-over-year), net income applicable to Morgan Stanley of $16.9 billion, and earnings per share (EPS) also at a record of $10.21.

- The Firm delivered pre-tax profit of $22.0 billion (up 25% year-over-year).

- The Firm reported full-year ROTCE of 21.6% reflecting best-in-class returns, and an efficiency ratio of 68% exceeding our stated goal.

- The standardized Common Equity Tier 1 (CET1) Ratio at December 31, 2025 was 15.0%, after accreting $8.1 billion of CET1 capital, and ended the year with over 300 basis points (bps) of excess capital.

- The Firm continued to increase returns to shareholders as the quarterly dividend increased by $0.075 per share for a fourth year in a row to $1.00, with total dividends paid in 2025 of $6.1 billion.

- The Firm achieved market capitalization of $282 billion (an increase of 39%), retaining its premium valuation among peers, and delivered total shareholder returns of 45%.

In 2025, Mr. Pick continued to execute the Firm's consistent strategy and deliver best-in-class performance, while upholding a strong culture, and retaining and motivating an exceptional, long-tenured leadership team that was critical to sustaining the positive momentum built over years of strategic evolution and long-term shareholder value creation.

Consistent with our pay-for-performance compensation framework and based on this performance assessment, Mr. Pick's total pay for 2025 was set at $45 million, with shareholder-aligned features. As described in CD&A Section 4.2 "How We Evaluate Market Pay," the CMDS Committee determined that due to meaningful market movement in the pay of CEOs at the Firm's Core Peers (Bank of America, Citigroup, Goldman Sachs, JPMorgan, and Wells Fargo) for 2024, 2025 being Mr. Pick's second year as CEO, and Mr. Pick assuming the additional role of Chairman for 2025, Mr. Pick's 2024 compensation was not sufficiently aligned with current market pay norms. As a result, the CMDS Committee determined that market pay aligned with Mr. Pick's expanded role and Firm performance for 2024 was the more appropriate reference before factoring in its holistic review of absolute and relative Firm and individual performance across financial and non-financial results for 2025.

75% of Mr. Pick's incentive compensation is deferred for three years and is subject to cancellation and 100% of Mr. Pick's deferred incentive compensation is delivered in the form of performance stock units (PSUs). The significant weighting of performance-based equity aligns with shareholder interests by tying a significant portion of Mr. Pick's compensation to the Firm's long-term financial performance and reinforcing his accountability for the achievement of the Firm's financial and strategic objectives. His ultimate realizable award value is directly linked to prospective performance against core financial metrics over a three-year period. The key features of the PSUs are described in CD&A Section 5.4 "Performance Stock Unit Program." Additional shareholder-aligned features of our compensation program are summarized in CD&A Section 5.1 "How We Incorporate Performance into CEO Pay Decision" under the heading "How We Ensure CEO Pay Is Tied to Long-Term Sustainable Value Creation."

As discussed in CD&A Section 5.4 "Performance Stock Unit Program," for grants beginning in 2026, the CMDS Committee amended performance-vested equity awards to ensure that the awards are appropriately balanced, aligned with strategic objectives and competitive with the market, and continue to attract, retain and motivate top talent at the executive level.

2025 CEO Incentive Compensation



25%
Cash Bonus

75%
Deferred
Compensation

_ _ _ _

100%
*Delivered in
Performance-Vested
Long-Term Equity
(PSUs)*

- **75%** of incentive compensation is deferred

- **100%** of deferred compensation is delivered in performance-vested long-term equity incentive awards (PSUs), which are:

  - Subject to cancellation and clawback for three years

  - Directly linked to prospective performance against core financial metrics over a three-year period

  - Tied to stock price performance

HOW WE EVALUATE FIRM PERFORMANCE

In its assessment of 2025 performance in determining the annual incentive compensation of the CEO, the CMDS Committee considered Morgan Stanley's overall financial performance and business segment performance and progress towards its strategic objectives and against absolute and relative performance priorities tied to the four pillars that support our Integrated Firm – a clear and consistent **Strategy** in support of clients; a **Culture** of rigor, humility and partnership; **Financial Strength** through strong capital, liquidity, and earnings; and **Growth** by investing across the Firm.

In 2025, Mr. Pick continued to execute the Firm's consistent strategy and achieve best-in-class performance, while also upholding a strong culture and retaining and motivating an exceptional leadership team with a long tenure at the Firm that was critical to maintaining the positive momentum achieved over the years in evolving the Firm's strategy and creating long-term shareholder value. Strong results in 2025 are on track or exceeding Firmwide goals supported by our four pillars of the Integrated Firm. Client Asset growth accelerated with an additional $1.4 trillion in 2025. ROTCE exceeded the Firm's goal. Wealth Management's pre-tax margins were at record levels. Institutional Securities continued to gain durable Wallet Share with clients across underwriting and equities trading reflecting the strength of our integrated investment bank and global franchise.

Strategic Objectives

STRATEGY
CULTURE
FINANCIAL STRENGTH
GROWTH

	FIRMWIDE GOALS	2024 RESULTS	2025 RESULTS
Client Assets	$10Tn +	$7.9Tn	$9.3Tn
WM Pre-Tax Margin	30%	27%	29%
ISG Wallet Share	Durable Share Gains	✓	✓
Efficiency Ratio	70%	71%	68%
ROTCE	20%	18.8%	21.6%

The Firm's trusted advisor franchise across all business segments drove revenue, asset and client share growth, while maintaining strong capital and growing the dividend. Our Wealth Management and Investment Management businesses ended the year with $9.3 trillion in total Client Assets, the Firm delivered a full-year ROTCE of 21.6%, and the Firm generated a record EPS of $10.21 for the full year. The Firm accreted $8.1 billion of CET1 capital while supporting our clients, growing our business and returning capital to shareholders. The CET1 Ratio at December 31, 2025 was 15.0%. The Firm continued to prudently grow the dividend, invest in the three businesses and across our infrastructure, and repurchase stock. The Firm raised the quarterly dividend by $0.075 per share for a fourth year in a row to $1.00 per share and, for the full year, bought back $4.6 billion of common stock. In 2025, the Firm effectively deployed capital to support clients and translated that into earnings growth.



Under Mr. Pick's leadership, for 2025, the Firm achieved strong financial performance across revenues, net income and EPS, and delivered a record year for Morgan Stanley, reflecting prudent investments for growth and operating leverage. Multiyear investments for growth in each of Wealth Management, Institutional Securities and Investment Management via talent, clients, resiliency, technological innovation, the integration of acquisitions and the execution of the Integrated Firm were supported by ongoing disciplined prioritization of our expense base.

Expanding Our Capabilities Through Strategic Investments and Inorganic Growth Opportunities

Areas of Investments
Talent Across Businesses
Differentiated Client Solutions
Expanded Bank Offering
World-Class Tech and Modernization
Infrastructure to Support Growth
The Integrated Firm

Acquisitions
Smith Barney
Mesa West
Solium
E*TRADE
Eaton Vance
EquityZen

FY 2025 Results: $70.6Bn in Net Revenues, $10.21 EPS, and 21.6% ROTCE

The Firm also continued to generate strong shareholder returns reflecting consistently excellent performance and durable growth. Five-year shareholder returns continue to outpace Core Peers and benefit shareholders, and one-, three- and five-year shareholder returns outperformed the S&P 500 Financials Index.



1-Year (2025) TSR			3-Year (2023 – 2025) TSR			5-Year (2021 – 2025) TSR		
Morgan Stanley	Core Peers	S&P 500 Fin. Index	Morgan Stanley	Core Peers	S&P 500 Fin. Index	Morgan Stanley	Core Peers	S&P 500 Fin. Index
45%	46%	15%	131%	149%	68%	204%	188%	103%

For more detail regarding the CMDS Committee's assessment of 2025 Firm and CEO performance, see CD&A Section 4.3 "How We Evaluate Firm Performance" and Section 4.4 "How We Evaluate Individual Performance."

HOW WE INCORPORATE PERFORMANCE INTO CEO PAY DECISION

The 2025 pay decision for the CEO was made by the CMDS Committee, in consultation with the Board, following its assessment of Mr. Pick's performance relative to the Firm's absolute and relative performance priorities and strategic objectives aligned with the CMDS Committee's CEO compensation framework, as well as its evaluation of market pay. The CMDS Committee also based its 2025 CEO pay decision on its assessment of Mr. Pick's performance as outstanding during his second year as CEO and first year as Chairman of the Board, evidenced by the Firm's exceptional results and Mr. Pick's consistent execution of the Firm's well-defined strategy of raising, managing and allocating capital. The CMDS Committee determined that the 2025 pay decision for Mr. Pick of $45 million, with shareholder-aligned features, was appropriate.



2025 Performance Evaluation

STRATEGY

CULTURE

FINANCIAL STRENGTH

GROWTH

- Executed a well-defined strategy of raising, managing, and allocating capital while delivering the full, integrated Firm to clients

- Delivered exceptional financial performance with best-in-class ROTCE of 21.6% and record Net Revenues of $70.6Bn

- Maintained strong capital and liquidity positions while driving earnings growth and operating leverage

- Increased tenure as CEO with the addition of Chairman responsibilities, and continued to retain and motivate an exceptional leadership team

- Continued to retain premium valuation and deliver strong total shareholder returns

2025 CEO Compensation Elements

75%* Equity

100% Performance-Vested

Shares earned can range from 0 to 1.5x of target based on three-year performance against robust absolute and relative ROTCE objectives, and up to 2.0x target for significant outperformance

32.6 At-Risk

25%* Cash Bonus — 10.9

Salary — 1.5

Total Pay — **$45MM****

* % of Incentive Compensation

** This is the amount the CMDS Committee awarded to the CEO in early 2026 for 2025 performance. This amount differs from the SEC required disclosure in the "2025 Summary Compensation Table."

HOW WE ENGAGE WITH SHAREHOLDERS AND OUR "SAY ON PAY" VOTE

Morgan Stanley is committed to open and ongoing communication with our shareholders and takes the opportunity to engage with shareholders directly on compensation and other matters. We highly value engaging with our shareholders and have a demonstrable history of being responsive to their feedback.

A substantial majority (approximately 95.43%) of the votes cast at the May 2025 annual meeting of shareholders were in favor of our annual "Say on Pay" proposal. In 2025, we continued our engagement program, seeking feedback from shareholders and proxy advisory firms on a variety of topics, including our strategy, financial performance, human capital management, corporate governance, and sustainability. The feedback that we received during the engagement program was conveyed to the CMDS Committee and the Board.

Shareholders who provided feedback during our engagement program generally emphasized their support for the Firm's leadership team, the Firm's strategy and long-term performance, and the Firm's annual compensation program for executives. Many shareholders also praised the quality of the Firm's disclosure and reported that the CMDS Committee's use of discretion in the administration of the executive compensation program is reasonable and that the general structure of our compensation program is viewed as well-aligned with absolute and relative performance and in line with the market.

The CMDS Committee factored shareholder feedback, including the "Say on Pay" vote results, into its consideration of the executive compensation structure and determination of 2025 named executive officer (NEO) pay levels. After carefully considering shareholder feedback and other factors, the CMDS Committee maintained its performance-based approach to executive compensation for 2025.

For a discussion of our shareholder engagement efforts, see the CD&A Section 6 "How We Engage with Shareholders and Our "Say on Pay" Vote."

Item 4

Shareholder Proposal

☒ Our Board unanimously recommends that you vote **"AGAINST"** the shareholder proposal requesting an independent Board Chairman.

 See pages 114-118 for the shareholder proposal and our Board's opposition statement.

Corporate Governance Matters

Item 1

Election of Directors

☑ Our Board unanimously recommends that you vote **"FOR"** the election of all director nominees.

Director Succession and Nomination Process

KEY STATISTICS ON BOARD SUCCESSION

7 years	66 years	5
Average tenure of Board upon election at annual meeting	Average age of Board upon election at annual meeting	New directors in the last three years (since the beginning of 2023)

The Governance and Sustainability (G&S) Committee's charter provides that the committee will actively seek and identify nominees for recommendation to the Board consistent with the criteria in the Morgan Stanley Board of Directors Corporate Governance Policies (Corporate Governance Policies), which provide that the Board values members who:

- Combine a broad spectrum of experience and expertise with a reputation for integrity.
- Have experience in positions with a high degree of responsibility.
- Are leaders in the companies or institutions with which they are affiliated.
- Can make contributions to the Board and management.
- Represent the interests of shareholders.
- Possess a willingness to appropriately challenge management in a constructive manner.

The Board has not adopted a formal written policy regarding director diversity. The Corporate Governance Policies provide that the Board will take into account, among other things, diversity of a director candidate's perspectives, background and work experience. The G&S Committee and the Board may also determine specific experience, qualifications, attributes and skills they are seeking in director candidates based on the needs of the Firm in light of the Firm's long-term strategy. In considering candidates for the Board, the G&S Committee assesses the entirety of each candidate's credentials in the context of these criteria.

The Board is committed to the ongoing review of Board composition and director succession planning. The G&S Committee continuously reviews, among other things, the experience, qualifications, attributes, skills and tenure of the members of the Board and maintains a list of potential director candidates that is reviewed and refreshed regularly throughout the course of the year.

The G&S Committee may retain and terminate, in its sole discretion, a third party to assist in identifying director candidates or gathering information regarding a director candidate's background and experience. The G&S Committee may also consider director candidates proposed by shareholders, as provided for in the Corporate Governance Policies. Members of the G&S Committee, the Independent Lead Director and other members of the Board interview potential director candidates as part of the selection process when evaluating new director candidates.

The Corporate Governance Policies provide that Board members may serve on three other public company boards (in addition to the Board), unless they are a CEO of another public company, in which case they may serve on one other public company board (in addition to the Board). In accordance with the Corporate

Governance Policies, the Board expects a director to advise the Chairman and Corporate Secretary if he or she plans to join the board of directors or similar governing body of another public or private company or advisory board, or experiences other changed circumstances that could diminish his or her effectiveness as a director or otherwise be detrimental to the Firm. In addition, the Corporate Governance Policies provide that the Board expects a director to advise and to offer to tender his or her resignation for consideration by the Board if his or her principal occupation or employer changes.

The G&S Committee reviews a director's change in circumstances and time commitment to the Board throughout the year, including as part of the annual evaluation process, and considers a director's other time commitments, including service on other public company boards, when recommending the director nominees for election by shareholders at an annual meeting. The Corporate Governance Policies also provide that a director candidate should not be nominated for election if the candidate would be 75 years old or older at the time of election.

Our Board currently includes two directors (Messrs. Kamezawa and Miyachi) who are designated in accordance with the terms of the Investor Agreement between Morgan Stanley and MUFG, dated October 13, 2008, as amended and restated (Investor Agreement), pursuant to which Morgan Stanley agreed to take all lawful action to cause two of MUFG's senior officers or directors to become members of the Board.

Masato Miyachi, an Advisor of MUFG Bank, Ltd. (MUFG Bank) and Mitsubishi UFJ Securities Holdings Co., Ltd., who has served on the Board since May 2022, will not be standing for re-election at the 2026 annual meeting of shareholders. The Board acknowledges Mr. Miyachi for his service as a director of Morgan Stanley, including his contributions as a member of the Operations and Technology (O&T) Committee. MUFG has designated Yasushi Itagaki, Deputy Chairman of MUFG and Deputy Chairman of the Board of Directors of MUFG Bank, as a representative director under the Investor Agreement to stand for election, along with MUFG's other representative director, Hironori Kamezawa, Chairman of MUFG, at the 2026 annual meeting of shareholders.

The G&S Committee considered the experience, qualifications and skills of Mr. Itagaki, including his nearly 40 years of international banking experience and financial services, risk management and strategic expertise, and unanimously recommended that the Board nominate Mr. Itagaki as a director for election at the 2026 annual meeting of shareholders. Based on the recommendation of the G&S Committee, the Board unanimously nominated and recommends that Mr. Itagaki be elected as a director at the 2026 annual meeting of shareholders.

Director Experience, Qualifications, Attributes and Skills

When the Board nominates directors for election at an annual meeting, it evaluates the experience, qualifications, attributes and skills that an individual director candidate contributes to the tapestry of the Board as a whole to assist the Board in discharging its duties and overseeing the Firm's strategy. This evaluation is part of the G&S Committee's ongoing Board succession planning processes as well as the Board's annual self-evaluation.

OUR DIRECTORS' EXPERIENCE, QUALIFICATIONS, ATTRIBUTES AND SKILLS ARE ALIGNED WITH FIRM STRATEGY

The Firm believes that an effective board consists of individuals who possess a variety of complementary skills and a range of tenures. The G&S Committee and the Board regularly consider these skills in the broader context of the Board's overall composition, with a view toward constituting a board that has the best skill set and experience to oversee the Firm's business and the broad set of challenges that it faces.

Director Nominees

The Board has nominated the following 15 director nominees for election at the 2026 annual meeting of shareholders. The Board believes that, in totality, the mix of experience, qualifications, attributes and skills among the nominees enhances our Board's effectiveness and is aligned with the Firm's long-term strategy. Our directors have a combined wealth of leadership experience derived from extensive service guiding large, complex organizations as executive leaders or board members and in government, academia and public policy, and possess a variety of qualifications, attributes and skills applicable to our business and long-term strategy. The Board stands for election at each annual meeting of shareholders. Each director holds office until his or her successor has been duly elected and qualified or the director's earlier resignation, death or removal.

Each nominee has indicated that he or she will serve if elected. We do not anticipate that any nominee will be unable or unwilling to stand for election, but if that happens, your proxy may be voted for another person nominated by the Board, or the Board may reduce the number of directors to be elected. In the biographical information for each director nominee that follows, the ages indicated are as of the date of the annual meeting and all other information is current as of the date of the filing of this proxy statement.

	BUTLER	GLOCER	GOOD	HERZ	ITAGAKI	JAMES	KAMEZAWA	LEIBOWITZ	MISCIK	NALLY	PETERSON	PICK	SCHAPIRO	TRAQUINA	WILKINS	TOTAL
Experience, Qualifications and Skills																
Leadership	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●	**15**
Public Company Governance		●	●	●	●	●	●	●	●	●	●	●	●	●	●	**14**
Human Capital Management		●	●		●	●	●	●	●	●	●	●	●	●	●	**13**
Risk Management	●		●	●	●		●	●	●	●	●	●	●	●	●	**13**
Accounting / Financial Reporting	●	●	●	●	●		●			●	●	●	●	●	●	**12**
Financial Services	●		●	●	●		●	●	●	●	●	●	●	●		**12**
Global / International Perspective	●	●		●	●		●	●	●	●	●	●		●	●	**12**
Current or Former CEO		●	●		●		●		●	●	●	●	●	●	●	**11**
Academia/ Government / Public Policy / Regulatory Affairs	●				●	●	●		●	●	●		●	●	●	**10**
Strategic Planning		●	●		●		●		●		●	●		●	●	**9**
Sustainability			●	●	●	●	●				●		●	●	●	**9**
Cybersecurity / Technology / Information Security		●	●				●	●	●	●					●	**7**
Board Tenure and Representation																
Years on the Board (from date first elected)	2	13	1	14	0	4	5	6	12	10	1	2	8	11	13	
Age at 2026 Annual Meeting	61	66	67	72	61	56	64	65	67	73	67	57	70	70	74	
Number of Other Public Company Boards	0	1	1	1	0	0	1	1	2	1	0	0	0	2	2	
Born Outside of the U.S.	●				●	●	●									**4**

Notes:
- Data and metrics in the table above are as of the annual meeting and are based on information self-identified by each director nominee.
- Effective upon his election by shareholders, Mr. Itagaki will join the Board.



Megan Butler, 61
Independent Director

Director Since: 2024

Morgan Stanley Committees:
• Audit



Thomas H. Glocer, 66
Independent Lead Director

Director Since: 2013

Morgan Stanley Committees:
• CMDS
• G&S

Qualifications, Attributes and Skills:

Ms. Butler's extensive background in legal and regulatory matters, including her prior leadership roles at the PRA and FCA, brings to the Board a global perspective on the financial services industry and global regulatory framework as well as legal and risk management experience.

Professional Experience:

• Executive Director of the FCA from 2020 to 2022. Executive Director of Supervision, Investment Wholesale and Specialists Division of the FCA from 2015 to 2020.
• Executive Director of International Banks Directorate of the PRA from 2013 to 2015.
• Head of Investment Banks Supervision from 2012 to 2013, and Director in the International Banks Division from 2008 to 2012 of the Financial Services Authority.
• Member of the Jersey Financial Services Board of Commissioners since June 2023.
• Member of the Board of Directors of Morgan Stanley & Co. International plc (MSIP), Morgan Stanley Bank International Limited (MSBIL) and Morgan Stanley International Limited (MSIL), each since October 2022.
• Qualified lawyer admitted to the Bar of England and Wales.

Educational Experience:

• University of Sheffield, Bachelor of Laws

Qualifications, Attributes and Skills:

Mr. Glocer's leadership positions, including in his capacity as Independent Lead Director appointed by our independent directors and as the former CEO of Thomson Reuters, bring to the Board extensive management experience as well as finance, operational and technology experience and an international perspective.

Professional Experience:

• Founder of Angelic Ventures, LP (Angelic), a family office focusing on early-stage investments in financial technology, cyber defense and media, and Managing Partner of Angelic since 2012.
• CEO of Thomson Reuters, a news and information provider for businesses and professionals, from April 2008 through December 2011 and as CEO of Reuters Group PLC from July 2001 to April 2008. Joined Reuters Group PLC in 1993 and served in a variety of executive roles before being named CEO.
• Mergers and acquisitions lawyer at the law firm of Davis Polk & Wardwell LLP from 1984 to 1993.

Educational Experience:

• Columbia University, Bachelor's Degree
• Yale Law School, Juris Doctor

Other U.S.-Listed Public Company Boards:

• Merck & Co., Inc.



Lynn J. Good, 67
Independent Director

Director Since: 2025

Morgan Stanley Committees:
• Audit



Robert H. Herz, 72
Independent Director

Director Since: 2012

Morgan Stanley Committees:
• Audit (Chair)
• G&S

Qualifications, Attributes and Skills:

Ms. Good brings to the Board leadership, strategic, governance, sustainability, cybersecurity and management experience as the former Chair, CEO and President of Duke Energy, one of the largest grid and generation operators, as well as an understanding of accounting and financial reporting matters through her prior service as CFO of Duke Energy and as an audit partner at Arthur Andersen LLP and Deloitte & Touche.

Professional Experience:
• Chair, CEO and President of Duke Energy from January 2016 to April 2025.
• CEO and President of Duke Energy from July 2013 to December 2015 and served in a variety of other executive positions at Duke Energy before being appointed CEO, including Executive Vice President and Chief Financial Officer (CFO) from July 2009 to June 2013.
• Executive Vice President and CFO of Cinergy Corporation, prior to its merger with Duke Energy, in 2006, and Vice President, Controller and Chief Compliance Officer of Cinergy Corporation from 2003 to 2005.
• Audit Partner at Deloitte & Touche from 2002 to 2003 and Arthur Andersen LLP from 1992 to 2002. Joined Arthur Andersen LLP in 1981 and held positions in risk consulting and internal audit practices before becoming an Audit Partner.

Educational Experience:
• Miami University, Bachelor's Degrees

Other U.S.-Listed Public Company Boards:
• The Boeing Company

Other U.S.-Listed Public Company Boards in the Past Five Years:
• Duke Energy Corporation

Qualifications, Attributes and Skills:

Mr. Herz brings to the Board extensive and global regulatory, public accounting, financial reporting, risk management, sustainability and financial services experience through his private and public roles, including as the former Chair of the Financial Accounting Standards Board.

Professional Experience:
• President of Robert H. Herz LLC, providing consulting services on financial reporting and other matters since September 2010.
• Member of the Integrated Reporting and Connectivity Council, advising the International Sustainability Standards Board (ISSB) and International Accounting Standards Board, since August 2022.
• Member of the Transition Advisory Group, advising the International Financial Reporting Standards Foundation Trustees and the ISSB from August 2022 to October 2024.
• Director of the International Foundation for Valuing Impacts from June 2022 to November 2025, the Value Reporting Foundation Board from June 2021 to August 2022 and the Sustainability Accounting Standards Foundation Board from October 2014 to June 2021.
• Chair of the Financial Accounting Standards Board from July 2002 to September 2010 and a part-time member of the International Accounting Standards Board from January 2001 to June 2002.
• Member of the Standing Advisory Group of the Public Company Accounting Oversight Board from 2012 to 2020 and served on the Accounting Standards Oversight Council of Canada from 2011 to March 2017.
• Partner of PwC from 1985 to 2002.

Educational Experience:
• The University of Manchester, Bachelor's Degree

Other U.S.-Listed Public Company Boards:
• Workiva Inc.

Other U.S.-Listed Public Company Boards in the Past Five Years:
• Federal National Mortgage Association



Yasushi Itagaki, 61
Non-Management Director

Director Nominee

Morgan Stanley Committees:
• O&T*



Erika H. James, 56
Independent Director

Director Since: 2022

Morgan Stanley Committees:
• CMDS
• G&S

Qualifications, Attributes and Skills:

Mr. Itagaki brings to the Board nearly 40 years of international banking experience and financial services, risk management and strategic expertise, including in his various senior roles across MUFG and its associated companies.

Professional Experience:

• Deputy Chairman of MUFG and Deputy Chairman of the Board of Directors of MUFG Bank since April 2026, and a Director of MUFG Bank since June 2023.
• Senior Managing Corporate Executive, Group Chief Operating Officer-International (COO-I) and Group Head of Global Commercial Banking Business Group of MUFG and Deputy President, Chief Executive of Global Commercial Banking Business Unit and COO-I of MUFG Bank from April 2023 to March 2026.
• President Commissioner and Director of PT Bank Danamon Indonesia Tbk (Bank Danamon) since April 2023. Former CEO (President Director) of Bank Danamon from October 2019 to March 2023.
• Managing Executive Officer and Deputy Chief Executive of the Global Commercial Banking Business Unit of MUFG Bank and Executive Officer of MUFG from May 2017 to March 2023.
• General Manager of Global Planning Division of MUFG Bank from May 2015 to April 2017. Executive Officer and General Manager of Planning Division for Asia and Oceania of MUFG Bank from June 2013 to April 2015.
• Numerous senior-level positions since joining The Bank of Tokyo, Ltd. (now MUFG Bank) in April 1987, including in Mergers and Acquisitions Advisory in Investment Banking in Tokyo, New York and London.

Educational Experience:

• Kyoto University, Bachelor's Degree

* Effective upon his election by shareholders, Mr. Itagaki will join the O&T Committee.

Qualifications, Attributes and Skills:

As the Dean of the Wharton School at the University of Pennsylvania, Ms. James brings to the Board strong management and strategy experience as a leading expert in crisis leadership and human capital management.

Professional Experience:

• Dean of the Wharton School at the University of Pennsylvania since July 2020.
• Dean of Emory University's Goizueta Business School from July 2014 to May 2020.
• Senior Associate Dean for Executive Education at Darden School of Business, University of Virginia from January 2012 to July 2014.
• President of the Institute for Crisis Management, a consulting and research organization for crisis preparedness and response, from November 2012 to June 2014.

Educational Experience:

• Pomona College of the Claremont Colleges, Bachelor's Degree
• University of Michigan, Master's Degree and Doctor of Philosophy

Other U.S.-Listed Public Company Boards in the Past Five Years:

• Momentive Global Inc.



Hironori Kamezawa, 64
Non-Management Director

Director Since: 2021

Morgan Stanley Committees:
• Risk



Shelley B. Leibowitz, 65
Independent Director

Director Since: 2020

Morgan Stanley Committees:
• Audit
• O&T

Qualifications, Attributes and Skills:

Mr. Kamezawa brings to the Board global leadership as well as 40 years of international banking experience and financial services, risk management, digital transformation and information technology expertise, including as the former President and Group CEO at MUFG and its associated companies.

Professional Experience:

• Chairman of MUFG since April 2026 and Director of MUFG since June 2019. President and Group CEO of MUFG from April 2020 to March 2026. Director of MUFG Bank from June 2017 to March 2026.
• Deputy President of MUFG from April 2019 to March 2020 and Deputy President of MUFG Bank from April 2019 to March 2020.
• Chief Digital Transformation Officer from May 2017 to March 2020, Chief Operating Officer from April 2019 to March 2020, Chief Information Officer from May 2017 to March 2019 and Chief Data Officer of MUFG from May 2016 to May 2017.
• Deputy CEO of MUFG Americas and Chief Risk Officer for the Americas, based in New York, from May 2014 to May 2016.
• Numerous senior-level positions in Japan since joining The Mitsubishi Bank, Limited (now MUFG Bank) in April 1986, including in the Global Markets Planning Division and Credit Policy and Planning Division.

Educational Experience:

• University of Tokyo, Bachelor's Degree
• University of Tokyo Graduate School of Mathematical Sciences, Master's Degree

Other U.S.-Listed Public Company Boards:

• MUFG

Qualifications, Attributes and Skills:

Ms. Leibowitz brings to the Board extensive leadership in technology and financial services, with expertise in digital transformation, innovation programs, technology oversight and risk management and information security.

Professional Experience:

• President of SL Advisory since 2016, which provides advice and insights in innovation and digital transformation, information technology portfolio and risk management, digital trust, performance metrics and effective governance.
• Director of E*TRADE Financial Corporation (E*TRADE) from December 2014 until its acquisition by Morgan Stanley in October 2020.
• Group Chief Information Officer for the World Bank from 2009 to 2012.
• Chief Information Officer positions at Morgan Stanley, Greenwich Capital Markets, Barclays Capital and Investment Risk Management.
• Member of the Council on Foreign Relations and the New York Board of the National Association of Corporate Directors.

Educational Experience:

• Williams College, Bachelor's Degree

Other U.S.-Listed Public Company Boards:

• Elastic



Jami Miscik, 67
Independent Director

Director Since: 2014

Morgan Stanley Committees:
- O&T (Chair)
- Risk



Dennis M. Nally, 73
Independent Director

Director Since: 2016

Morgan Stanley Committees:
- Audit
- CMDS (Chair)

Qualifications, Attributes and Skills:

Ms. Miscik brings to the Board extensive leadership in navigating geopolitical, macroeconomic and technology risks through her private and public roles, including her experience as CEO and Vice Chair of Kissinger and her service with the Central Intelligence Agency, as well as financial services experience.

Professional Experience:

- CEO of Global Strategic Insights, a private consulting firm focused on advising on geopolitical issues, since July 2022.
- CEO and Vice Chair of Kissinger, a New York-based strategic international consulting firm that assesses and navigates emerging market geopolitical and macroeconomic risks for its clients, from March 2017 to June 2022.
- Co-CEO and Vice Chair of Kissinger from 2015 to 2017 and President and Vice Chair of Kissinger from 2009 to 2015.
- Global Head of Sovereign Risk at Lehman Brothers from 2005 to 2008.
- Various positions at the Central Intelligence Agency from 1983 to 2005, including as Deputy Director for Intelligence from 2002 to 2005.
- Co-Chair of the President's Intelligence Advisory Board from 2014 to 2017 and served as Senior Advisor for Geopolitical Risk at Barclays Capital.

Educational Experience:

- Pepperdine University, Bachelor's Degree
- University of Denver Josef Korbel School of International Studies, Master's Degree

Other U.S.-Listed Public Company Boards:

- General Motors Company
- HP Inc.

Qualifications, Attributes and Skills:

Mr. Nally brings to the Board over 40 years of global regulatory, public accounting and financial reporting experience, including through his role as the former Chair of PricewaterhouseCoopers International Ltd., as well as extensive technology and risk management experience.

Professional Experience:

- Chair of PricewaterhouseCoopers International Ltd., the coordinating and governance entity of the PwC network, from 2009 to July 2016.
- Chair and Senior Partner of the U.S. firm of PwC from May 2002 to June 2009.
- Joined PwC in 1974 and became a partner in 1985, serving in numerous leadership positions within PwC, including National Director of Strategic Planning, Audit and Business Advisory Services Leader and Managing Partner.

Educational Experience:

- Western Michigan University, Bachelor's Degree

Other U.S.-Listed Public Company Boards:

- Cencora



Douglas L. Peterson, 67
Independent Director

Director Since: 2025

Morgan Stanley Committees:
• Risk



Edward Pick, 57
Chairman

Director Since: 2024

Qualifications, Attributes and Skills:

Mr. Peterson has over 40 years of experience in the financial services industry and brings to the Board an international and financial markets perspective. As the former President and CEO of SPGI, he has extensive leadership experience, an established record as a strategic thinker, and risk management, human capital management, sustainability and technology experience.

Professional Experience:

• Senior Advisor of SPGI from November 2024 to December 2025.
• Former President and CEO of SPGI from November 2013 to November 2024 and Director of SPGI from July 2013 to May 2025.
• Joined Citigroup Inc. (Citigroup) in 1985 and served in senior leadership positions, including Chief Operating Officer of Citibank, N.A. from 2010 to 2011, Chairman and CEO of Citigroup Japan from 2004 to 2010, Chief Auditor of Citigroup from 2000 to 2004 and positions of increasing responsibility in Latin America.
• Member of the Boards of Directors of the UN Global Compact, Japan Society and National Bureau of Economic Research.
• Member of the Advisory Board of the Federal Deposit Insurance Corporation's Systemic Resolution Advisory Committee.

Educational Experience:

• Claremont McKenna College, Bachelor's Degree
• Wharton School at the University of Pennsylvania, Master of Business Administration

Other U.S.-Listed Public Company Boards in the Past Five Years:

• SPGI

Qualifications, Attributes and Skills:

As CEO of Morgan Stanley, Mr. Pick's over 30 years of experience with the Firm, including as Head of Institutional Securities and Co-Head of Corporate Strategy, brings to the Board the perspective of a strategic leader with deep knowledge of the Firm's businesses and risk management expertise.

Professional Experience:

• Chairman of Morgan Stanley since January 2025 and CEO since January 2024.
• Co-President and Co-Head of Corporate Strategy of Morgan Stanley from June 2021 to December 2023. Head of Institutional Securities from July 2018 to December 2023.
• Global Head of Sales and Trading of Morgan Stanley from October 2015 to July 2018. Head of Global Equities from March 2011 to October 2015. Co-Head of Global Equities from April 2009 to March 2011. Co-Head of Global Capital Markets from July 2008 to April 2009. Co-Head of Global Equity Capital Markets from December 2005 to July 2008.

Educational Experience:

• Middlebury College, Bachelor's Degree
• Harvard Business School, Masters in Business Administration



Mary L. Schapiro, 70
Independent Director

Director Since: 2018

Morgan Stanley Committees:
- G&S
- Risk



Perry M. Traquina, 70
Independent Director

Director Since: 2015

Morgan Stanley Committees:
- O&T
- Risk (Chair)

Qualifications, Attributes and Skills:

Ms. Schapiro's leadership experience, including at the SEC, FINRA and the CFTC, brings to the Board extensive legal and regulatory compliance, finance, risk management and public policy and government affairs experience, as well as markets, financial services and sustainability perspective.

Professional Experience:

- Vice Chair for Global Public Policy and Special Advisor to the Founder and Chair of Bloomberg L.P. since October 2018.
- Vice Chair of the Advisory Board of Promontory Financial Group LLC (Promontory), a leading strategy, risk management and regulatory compliance firm, from January 2014 through 2018. Managing Director of Promontory from April 2013 to January 2014.
- Vice Chair of the Value Reporting Foundation Board from June 2021 to August 2022 and the Sustainability Accounting Standards Board from May 2014 to June 2021.
- Chair of the SEC from January 2009 to December 2012.
- Chair and CEO of the Financial Industry Regulatory Authority (FINRA) from 2006 to 2008, and served in numerous other key executive positions at FINRA and its predecessor from 1996 to 2006, including Vice Chair and President of NASD Regulation.
- Chair of the Commodity Futures Trading Commission (CFTC) from 1994 to 1996.

Educational Experience:

- Franklin & Marshall College, Bachelor's Degree
- The George Washington University Law School, Juris Doctor

Other U.S.-Listed Public Company Boards in the Past Five Years:

- CVS Health Corporation

Qualifications, Attributes and Skills:

Mr. Traquina brings to the Board extensive senior executive, financial services, regulatory and risk management experience, as well as investor perspective, sustainability and market knowledge from his over 30 years at the global investment management firm Wellington.

Professional Experience:

- Chair, CEO and Managing Partner of Wellington, a global, multi-asset investment management firm, from 2004 through June 2014 as CEO and Managing Partner and from 2004 through December 2014 as Chair.
- Partner, Senior Vice President and Director of Global Research at Wellington from 1998 to 2002 and President from 2002 to 2004.
- Joined Wellington in 1980 and served in a number of executive roles.

Educational Experience:

- Brandeis University, Bachelor's Degree
- Harvard Business School, Master of Business Administration

Other U.S.-Listed Public Company Boards:

- eBay Inc.
- The Allstate Corporation



Rayford Wilkins, Jr., 74

Independent Director

Director Since: 2013

Morgan Stanley Committees:
- CMDS
- G&S (Chair)

Qualifications, Attributes and Skills:

Mr. Wilkins brings to the Board extensive leadership, risk management, technology and operational experience, as well as international perspective, through the various management positions he held at AT&T, as well as a sustainability perspective.

Professional Experience:

- CEO of Diversified Businesses of AT&T, the telecommunications company, responsible for international investments, AT&T Interactive, AT&T Advertising Solutions and Customer Information Services from October 2008 to March 2012.
- Served in numerous other management roles at AT&T, including as Group President and CEO of SBC Enterprise Business Services, Group President of SBC Marketing and Sales and President and CEO of Pacific Bell Telephone Company and Nevada Bell Telephone Company.
- Began career at Southwestern Bell Telephone in 1974.

Educational Experience:

- The University of Texas at Austin, Bachelor's Degree

Other U.S.-Listed Public Company Boards:

- Caterpillar Inc.
- Valero Energy Corporation

Our Board unanimously recommends that you vote "FOR" the election of all of the director nominees. Proxies solicited by the Board will be voted "FOR" each nominee unless otherwise instructed.

Corporate Governance Practices

Morgan Stanley is committed to best-in-class governance practices, which are embodied in our Corporate Governance Policies available at www.morganstanley.com/about-us-governance. The Board initially adopted the Corporate Governance Policies in 1995 and reviews and approves them, and the Board committee charters, at least annually to ensure they reflect evolving best practices and regulatory requirements, including the New York Stock Exchange (NYSE) corporate governance listing standards. The governance practices highlighted below are reflected in the Corporate Governance Policies, our bylaws and the Board committee charters, as applicable.

Board Structure and Independence

Our Board represents a tapestry of complementary skills, attributes and perspectives and includes individuals with financial services experience and a diverse international background.

- Directors may not stand for election if they will be 75 years old or older at the time of election.
- Our Board conducts an ongoing review of Board composition and succession planning, resulting in substantial refreshment of the Board and a variety of skills, attributes and perspectives on the Board.
- Upon election at the annual meeting, the average tenure of the members of the Board will be approximately seven years.
- Our Board has a substantial majority of independent directors. Our Chairman and CEO is the only member of management who serves on the Board.
- Our Independent Lead Director is selected from and appointed by the independent directors annually and has expansive duties set forth in our Corporate Governance Policies. The Independent Lead Director chairs regularly scheduled executive sessions without the Chairman present. See "Board Leadership Structure and Role in Risk Oversight."

Rotation of Board Leadership and Committee Appointments

It is expected that the Independent Lead Director and committee chairs will generally serve for a term that facilitates rotation of Board leadership and committee chairs while maintaining experienced leadership.

In accordance with the Board's policy regarding the periodic rotation of committee appointments, the Board has approved the following committee appointments since the beginning of 2025:

Ms. Good
was appointed to the **Audit Committee**

Mr. Peterson
was appointed to the **Risk Committee**

Mr. Itagaki
will be appointed to the **O&T Committee** effective upon his election by shareholders

Board Oversight

STRATEGIC, CAPITAL AND ANNUAL BUSINESS PLANS

The Board oversees the Firm's strategic, capital and annual business plans. The Board:

- Conducts an annual strategy offsite with the CEO and senior management to review the Firm's long-term strategy.
- Receives regular reporting regarding strategy at Board meetings as well as by the CEO and Operating Committee outside of regularly scheduled meetings.
- Reviews the Firm's annual strategic presentation to shareholders, which summarizes the Firm's progress on its strategic objectives, provides an overview of long-term strategic priorities and includes specific financial and non-financial goals. The Firm's 2026 strategic presentation to investors is available at www.morganstanley.com/about-us-ir.

CULTURE AND RISK MANAGEMENT

The Board oversees the Firm's practices and procedures relating to culture, values and conduct and the global ERM framework, and is responsible for helping to ensure that the Firm's risks, including reputational risks, are managed in a sound manner. The Board regularly reviews the Firm's financial and non-financial risks and the responsibilities of management and the Board committees to assist the Board in its risk oversight. The Board has a separate committee responsible for operations and technology, including cybersecurity risk, and the Board receives briefings on cybersecurity.

See "Board Leadership Structure and Role in Risk Oversight — Board Oversight of Cybersecurity Risk," "Board Meetings and Committees — Committees — Operations and Technology Committee" and "Board Meetings and Committees — Committees — Risk Committee."

ACCESS TO THE FIRM'S REGULATORS, EMPLOYEES AND INDEPENDENT ADVISORS

Independent directors, including the Independent Lead Director and the Chairs of the Audit, Risk and O&T committees, meet with our primary regulator, the Board of Governors of the Federal Reserve System (Federal Reserve) and other global regulators as requested. Directors also have complete and open access to senior members of management and other employees of the Firm. For instance:

- Board members have met with local management and independent control functions throughout the world and have visited several of our global offices.
- The Independent Lead Director and committee chairs meet with management between regularly scheduled meetings to discuss key items, develop Board and committee agendas and provide feedback regarding information reported to the Board and on other topics to be reviewed.
- The Firm's Co-Presidents, Chief Audit Officer, Chief Financial Officer (CFO), Chief Legal Officer (CLO) and Chief Administrative Officer (CAO) and Chief Risk Officer (CRO) regularly attend Board meetings and maintain an ongoing dialogue with Board members between Board meetings.
- The CMDS Committee, in conjunction with the entire Board, reviews succession and development plans for the CEO and senior executives on a recurring basis.
- The Board, the Independent Lead Director and each committee have the right at any time to retain independent financial, legal or other advisors at the Firm's expense.

ALIGNMENT WITH SHAREHOLDER INTERESTS

The director equity ownership requirement helps to align director and shareholder interests. Directors also may not enter into hedging transactions in respect of Morgan Stanley common stock or pledge Morgan Stanley common stock in connection with a margin or other loan transaction. See "Director Equity Ownership Requirement."

Director Orientation and Continuing Education

Director education about Morgan Stanley, our strategy, control framework, regulatory environment and our industry begins when a director is elected to our Board and continues throughout his or her tenure on the Board. The G&S Committee oversees an orientation program for new directors, which includes an overview of director duties, our Corporate Governance Policies, Code of Ethics and Business Conduct and other applicable policies. New directors also receive presentations by senior management on the Firm's strategy and regulatory framework, its primary business lines and risk and control framework and have a one-on-one session with the Chairman and CEO.

As directors are appointed to new committees or assume a leadership role, such as committee chair, they receive additional orientation sessions specific to such responsibilities. We also conduct ongoing educational briefings on regulatory and control matters, as well as ''deep dive'' presentations on certain businesses, emerging risks and focus areas identified by the Board. In addition, we provide directors a listing of educational resources and reimburse directors for reasonable costs incurred attending educational sessions on subjects that would assist them in discharging their duties.

Senior Management Succession and Development Planning

The CMDS Committee oversees CEO and senior management succession and development planning, which covers unexpected as well as planned events, and is formally reviewed, in conjunction with the entire Board, periodically. The CMDS Committee, with the CEO, reviews succession planning for the CEO at least annually. Our CEO and our Co-Chief Human Resources Officers review recommendations and evaluations of potential internal CEO and senior management successors, and their qualifications, skills, accomplishments and developmental areas.

Potential internal CEO and senior management successors regularly attend Board meetings and engage with Board members periodically between Board meetings, including during preparatory meetings, client-related events and visits to our offices around the world. These interactions provide the Board with the opportunities to become familiar with the Firm's executive talent in different settings, which is critical to the Firm's succession planning. The goal of succession planning deeper into the organization is to ensure that the Firm has a bench of well-rounded and capable talent. Career development is purposeful and intended to set the Firm up for long-term future success.

In 2025, two senior leadership appointments were made to continue developing our senior leaders. Michael Pizzi assumed responsibility for Operations globally, in addition to his role as Global Head of Technology, and Mandell Crawley assumed responsibility as Chief Client Officer for Integrated Firm Management, a new organization to ensure a consistent and systematic delivery of Morgan Stanley's comprehensive solution set in partnership with the business units.

Annual Evaluation of Board, Committees and Independent Lead Director

OVERVIEW OF EVALUATION PROCESS

The Board believes that establishing and maintaining a constructive evaluation process is essential to maintaining Board effectiveness and best corporate governance practices. Accordingly, the G&S Committee reviews and approves the evaluation process annually so that it continues to be effective in identifying areas to enhance the performance and effectiveness of the Board, the Independent Lead Director and the Board committees.

Multi-Step Evaluation Process

1 **Based upon G&S Committee's recommendation,** Board approves annual evaluation process

Candid One-On-One Discussions Held Between

2

Independent Lead Director and each Board member to assess Board performance and, as necessary, individual director performance	G&S Committee Chair and each Board member to assess Independent Lead Director performance	Committee Chairs and each Committee member to assess Committee performance

Executive Sessions

3 Board and Committee Closed Door Executive Sessions

Communicate and Implement Feedback

4 Results Reported to full Board

5 Board and Committee policies and practices are revised as appropriate and results of assessment are considered in establishing future Board and Committee agendas

This process is aided by written discussion guides used to facilitate the evaluations. These guidelines are reviewed and updated annually to reflect significant new developments and areas of focus as the G&S Committee determines appropriate and encompass many factors, including:



Board Structure	Board Composition	Board Succession Planning	Culture
Duties and Responsibilities	Process, Information and Resources	Key Strengths	Areas of Focus

ADDRESSING FEEDBACK

Upon conclusion of such evaluations, Board and committee policies and practices are revised as appropriate. The Board evaluation process has led to:

- Adjustments to the frequency, location and format of Board meetings, including the use of virtual meeting technology.
- Enhancements to executive succession planning.
- The prioritization of Board and committee meeting agendas in order to allow sufficient time for discussion of our strategy, regulatory matters and key risks.
- Enhanced management reporting to the Board to highlight the most important information, including key risks.
- "Deep dives" on certain Firm businesses, location strategy, control areas, technology initiatives, including artificial intelligence, and emerging risks.
- Enhanced coordination among Board committees, including joint committee meetings and increased coordination among committee chairs.
- Focus on particular qualifications, attributes and skills of potential Board candidates.

Shareholder Rights and Accountability

- Our Corporate Governance Policies are consistent with the Investor Stewardship Group Corporate Governance Principles for U.S.-listed companies.
- All directors are elected annually, and, in uncontested director elections, directors are elected by a majority of votes cast.
- Our Board meets regularly in executive session.
- Proxy access permits up to 20 shareholders owning 3% or more of our stock continuously for at least three years to nominate the greater of two directors or up to 20% of our Board and include those nominees in our proxy materials.
- Our Board has an Independent Lead Director with expansive duties. See "Board Leadership Structure and Role in Risk Oversight — Independent Lead Director."
- Shareholders who own at least 25% of common stock have the ability to call a special meeting of shareholders.
- There are no supermajority vote requirements in our charter or bylaws.
- We do not have a "poison pill" in effect.
- Shareholders and other interested parties may contact any of our Firm's directors.

Shareholders may submit recommendations for director candidates for consideration by the G&S Committee at any time by sending the information set forth under "Director Candidates Recommended by Shareholders" in the Corporate Governance Policies to the G&S Committee, Morgan Stanley, Suite D, 1585 Broadway, New York, New York 10036. Under the Corporate Governance Policies, the G&S Committee evaluates director candidates recommended by shareholders in the same manner as other director candidates. In order for director candidate recommendations to be considered for the 2027 annual meeting of shareholders, recommendations must be submitted in accordance with the Corporate Governance Policies by December 3, 2026.

Shareholder Engagement

Our Board and management value the views of our shareholders and engage with them year-round on a broad range of topics, including our strategy, financial performance, executive compensation, human capital management, corporate governance and sustainability. Our Board receives reporting on feedback from investors and shareholder voting results. In addition, management routinely engages with investors at conferences and other forums. We also speak with proxy advisors to discuss, and receive feedback on, our governance practices and executive compensation programs. Feedback from investors informs the Board's ongoing review of governance and compensation matters.

Responsive to such feedback, in recent years, we have enhanced our proxy disclosure of:

- Alignment of compensation and performance
- Board evaluations
- Director orientation and education
- Board succession planning
- Sustainability matters

After discussion with shareholders, we have also:

- Amended our bylaws to implement proxy access
- Provided a board matrix identifying the qualifications, attributes and skills of each director nominee
- Published enhanced reporting on human capital (including EEO-1 data) and sustainability
- Amended our Corporate Governance Policies to reduce the number of public boards that non-CEO Board members may serve on from five to four
- Enhanced our political activities disclosures as described below

Corporate Political Activities

Our Corporate Political Activities Policy Statement (Policy Statement) aims to ensure transparency of the Firm's practices and procedures regarding political activities and oversight by senior management and the Board.

Our Policy Statement confirms that:

- Morgan Stanley does not make U.S. political contributions.
- Morgan Stanley may, from time to time, make contributions to organizations that may make independent expenditures and/or electioneering communications in alignment with the interests of the financial services industry and broader business community.
- Morgan Stanley does not sponsor any state or local political action committees. The Morgan Stanley Political Action Committee is funded solely through voluntary employee contributions.
- The Government Relations Department coordinates Morgan Stanley's public policy priorities. The Head of Government Relations reports to Morgan Stanley's CLO and CAO, who is a member of Morgan Stanley's Operating Committee and reports to our CEO.
- Morgan Stanley does not generally engage in grassroots lobbying but if we did engage in grassroots lobbying in a given year, any related expenditures would be disclosed in our annual Corporate Political Contributions Disclosure Statement.
- As necessary, and in instances where we disagree with positions taken by trade associations and social welfare organizations organized under Section 501(c)(4) of the Internal Revenue Code to which we make expenditures, Morgan Stanley expresses its independent views on issues directly with the organization or in other ways to seek alignment in a constructive manner on policy issues significant to Morgan Stanley shareholders, clients and employees.
- Morgan Stanley does not generally participate in any tax-exempt organization in the U.S. that is primarily organized to write, endorse or promote model legislation.
- Morgan Stanley informs its principal U.S. trade associations to use payments made by Morgan Stanley for election-related activity that are consistent with the Policy Statement.
- Morgan Stanley's principal U.S. trade association memberships and expenditures relating to such memberships are reviewed annually with the Government Relations Department and the G&S Committee.
- The G&S Committee oversees the Policy Statement and the activities addressed by it.

Morgan Stanley complies with all legally required disclosure requirements. In addition, our Policy Statement provides transparent disclosures of our political activities, including:

- Links to Morgan Stanley's quarterly lobbying reports;
- Morgan Stanley's average lobbying expenditures for the last three fiscal years;
- Morgan Stanley's approximate aggregate state lobbying expenditures; and
- The percentage of Morgan Stanley's membership dues attributable to lobbying for each of our principal U.S. trade associations.

Sustainability

GOVERNANCE

Morgan Stanley considers sustainability and climate, as appropriate, throughout our business, operations and risk management activities.

- Morgan Stanley's Firm Sustainability Committee has oversight of the Firm's climate goals and sustainability matters and provides regular reporting to the G&S Committee.
- Morgan Stanley's management-level Climate Risk Committee oversees climate risk, with reporting to the Firm Risk Committee and subsequently to the Risk Committee, which oversees climate risk as part of the ERM Framework at the Board level.
- The Audit Committee reviews the Firm's voluntary public sustainability and climate disclosures.
- The CMDS Committee assists the Board in its oversight of strategies, policies, practices and disclosures related to human capital management.
- In addition, our Environmental and Social Policy Statement — reviewed and approved by the Firm Sustainability Committee, Global Franchise Risk Committee and G&S Committee — outlines our approach to environmental and social risk management. Our due diligence and risk management processes are designed to identify, assess and address, as appropriate, potentially significant environmental and social issues that may impact us, our clients and other stakeholders.

Global Sustainability Office

Morgan Stanley's central team of sustainability professionals is led by our Chief Sustainability Officer.



Global Sustainable Finance

Partners with the Firm's business units to drive innovation and deliver expertise across sustainable products, solutions, data, analytics and governance.



Firmwide Sustainability

Advances the Firm's own sustainability strategy and provides stakeholders with information on our sustainability-related activities.



Institute for Sustainable Investing

Accelerates the growth and adoption of sustainable investing by providing deep insights and driving strategic initiatives.



Inclusive and Sustainable Ventures

Provides early-stage innovators with access to capital and resources to help them develop and scale.

Institutional Securities	Investment Management	Wealth Management

Corporate Policies, Activities and Operations

Governance and Risk Management

CLIMATE STRATEGY

1

FINANCE

We aim to reach net-zero financed emissions by 2050, with interim 2030 targets. We seek to mobilize $750 billion to support low-carbon and green solutions by 2030.

2

RISK

Firm Risk Management and the Operational Risk Department, in partnership with other areas of the Firm, identify, measure, manage and monitor climate-related financial and operational risks, respectively.

3

OPERATIONS

Morgan Stanley has achieved carbon neutrality across our global operations since 2022.*

4

REPORTING

We publish climate-related disclosures in Morgan Stanley's annual Sustainability Report.

* For more information, see the 2024 Morgan Stanley Sustainability Report, including the ''Maintain Carbon Neutral Status Section,'' which is located on our sustainability webpage at www.morganstanley.com/about-us/sustainability-at-morgan-stanley.

Community Development

Morgan Stanley aims to create investment opportunities that attract both philanthropic and private capital to create lasting positive changes in communities across the U.S. Our U.S. subsidiary banks, Morgan Stanley Bank, N.A. and Morgan Stanley Private Bank, National Association, have consistently received "Outstanding" ratings from the Office of the Comptroller of the Currency for their track records in meeting community needs. We made over $2.7 billion in Community Reinvestment Act (CRA) qualified community development loans and investments in 2025. The CRA program seeks to transform communities' quality of life through a focus on:

Quality Multi-family Affordable Housing	-	New Construction and Rehabilitation
	-	Preservation and Extension of Affordability
	-	Resident Services
	-	Homelessness Prevention
	-	Capital for Public Housing
Healthy Communities	-	Primary Care Clinics
	-	Healthy Foods
	-	Transit-Oriented Developments
Economic Development	-	Quality Jobs
	-	Entrepreneurs

Giving Back to the Community

Morgan Stanley is committed to creating significant and meaningful impact for the communities where we live and work through long-lasting partnerships and engaging our best asset — our employees. Our Firm and employees continue to support children's physical and mental health, volunteer for local organizations in our communities, deliver strategic pro bono work, and more. The impact of our philanthropic initiatives includes:

Giving and Initiatives

 In 2025, the Firm and its charitable foundations donated over $127 million to nonprofit organizations.

 The Morgan Stanley Foundation and the Morgan Stanley International Foundation support charities focused on the fundamentals of children's health, including wellness, nutrition, mental health and play. We focus on long-standing partnerships with nonprofit organizations to fund impactful programs in the communities where we live and work.

 In 2025, Morgan Stanley marked five years of its partnership with the Alliance for Children's Mental Health (the Alliance) and announced $15 million in new multi-year grants to its nonprofit members, as part of the Firm's $50 million commitment to advancing youth mental health solutions. The Alliance combines the resources and reach of Morgan Stanley with the knowledge and experience of distinguished nonprofits to address the youth mental health crisis, reaching over 53 million children, caregivers and educators globally between 2020 and 2025.

 Morgan Stanley's Institute for Inclusion and the Morgan Stanley Foundation continue to collaborate to drive education and career outcomes for high-school and first-generation college students from low-to-moderate income backgrounds, reaching nearly 90,000 students between 2021 and 2025.

Employee Engagement and Volunteering

 During our annual Global Volunteer Month in 2025, over 65,000 employees — approximately 83% of our Firm — in 36 countries devoted approximately 290,000 hours to volunteer projects that supported local organizations addressing hunger relief, environmental conservation, education and much more. Since the program's inception in 2006, Morgan Stanley employees have provided 3.4 million hours to our communities through Global Volunteer Month projects — and that does not include the many ways we give back year-round.

 Morgan Stanley again ran our annual Strategy Challenge pro bono program where teams of employees help nonprofit organizations address key strategic questions that are critical to their missions. Since the program's inception in 2009, employees have delivered 170,000 hours of pro bono service to 206 nonprofits. Team recommendations have led to more effective business models, expanded services, productivity improvements and more — all in service of the nonprofit's mission.

 Employees continue to volunteer and donate throughout the year to give back to the communities where we live and work. The Firm provides financial support to nonprofit organizations where employees are dedicated volunteers or governing board members and runs giving and matching programs in all of our regions.

Human Capital Management

Morgan Stanley's 83,000 employees are our most valuable asset. Our workforce enables Morgan Stanley's ability to deliver for our clients through a continued focus on Strategy, Culture, Financial Strength and Growth.

Talent is evaluated against four pillars: Performance and Impact; Risk and Control; Culture and Values; and, where applicable, Manager Effectiveness. Employee contributions are rewarded, in the form of incentives, based on merit — the what and the how (what did the employee contribute and how did the employee execute). We offer a comprehensive and competitive suite of benefits and are committed to providing resources that support the health and wellbeing of our workforce. All of these programs are designed to support world-class talent in the delivery of first-class solutions. Examples of these programs which may vary by region include:

Talent Acquisition and Engagement	Employee Benefits and Incentives
• Through a multifaceted approach, including engaging with internal and external networks, partnerships, digital platforms and global recruiting programs, identify and recruit industry leading experienced talent and best and the brightest of the next generation to drive innovation and results	• Offer comprehensive health care benefits, flexible spending and health savings accounts, life and disability insurances, as well as wellbeing programs, such as a fitness subsidy
• Invest in advanced technology platforms and solutions including AI/machine learning to maximize performance and drive an enhanced employee experience	• Sponsor robust mental health offerings, including enhanced employee assistance programs and access to mindfulness and meditation resources
• Offer employees at all levels professional development programs to enhance skills, increase connectivity and drive mobility and career progression	• Provide financial wellness programs including retirement savings and employee stock purchase plans, access to financial advisors and money coaches, investing and cash management solutions, a legal plan and student loan refinancing
• Improve and expand real time feedback mechanisms to encourage and support on-going development throughout the year	• Support employees and their families through flexible work schedules, paid parental and caregiver leave, financial help with family building, access to health and parenting experts, back-up child and elder care, tutoring and a college prep program
• Support Employee Networks open to all employees around the globe across a broad spectrum of interests to increase engagement and talent retention	• Continue to advance our wellbeing strategy through our Global Wellbeing Board comprised of senior Firm leaders and our Global Wellbeing Influencer Network of employee culture carriers
• Sponsor an annual Global Volunteer Month through which our employees have provided over 3.4 million hours to local and international charities since 2006	• Invest in upgraded office space and technology along with onsite health, childcare and fitness at principal locations, which promotes wellbeing, flexibility and collaboration

For more detailed information on our human capital programs and initiatives, see "Human Capital" in Part 1, Item 1 of the 2025 Form 10-K.

Communication by Shareholders and Other Interested Parties with the Board of Directors

As set forth under "Communications with the Board" in the Corporate Governance Policies, shareholders and other interested parties may contact the Board, the non-management or independent directors, an individual director (including the Independent Lead Director or Chairman) or a committee of the Board, by writing to them at Morgan Stanley, Suite D, 1585 Broadway, New York, New York 10036. Such communications will be handled in accordance with the procedures approved by the independent directors of the Board.

Additional Corporate Governance Information Available on Corporate Governance Webpage

In addition to the Corporate Governance Policies and other policies and reports described above, our corporate governance webpage (www.morganstanley.com/about-us-governance), includes the following:

- Bylaws and Certificate of Incorporation
- Code of Ethics and Business Conduct
- Policy Regarding Corporate Political Activities
- Equity Ownership Commitment
- Board Committee Charters
- Information Regarding the Integrity Hotline
- Policy Regarding Shareholder Rights Plan
- Environmental and Social Policies

Hard copies of the materials described above are available without charge to any shareholder who requests them by writing to Morgan Stanley, Suite D, 1585 Broadway, New York, New York 10036 or calling our Investor Relations Department at 212-762-8131.

Director Independence

The Board has adopted Director Independence Standards, which are consistent with the independence requirements outlined in the NYSE rules and delineate relationships that are deemed to impair independence and categories of relationships that are not deemed material for purposes of director independence (Director Independence Standards). The Director Independence Standards, which are part of our Corporate Governance Policies available at www.morganstanley.com/about-us-governance, provide that, for a director to be considered independent, a director must meet the following categorical standards:

1. Employment and commercial relationships affecting independence

A. Current Relationships	A director will not be independent if: (i) the director is a current partner or current employee of Morgan Stanley's internal or external auditor; (ii) an immediate family member of the director is a current partner of Morgan Stanley's internal or external auditor; (iii) an immediate family member of the director (a) is a current employee of Morgan Stanley's internal or external auditor and (b) personally works on Morgan Stanley's audit; or (iv) the director is a current employee, or an immediate family member of the director is a current executive officer, of an entity that has made payments to, or received payments from, Morgan Stanley for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

B. Relationships within Preceding Three Years	A director will not be independent if, within the preceding three years:
	(i) the director is or was an employee of Morgan Stanley;
	(ii) an immediate family member of the director is or was an executive officer of Morgan Stanley;
	(iii) the director or an immediate family member of the director (a) was a partner or employee of Morgan Stanley's internal or external auditor and (b) personally worked on Morgan Stanley's audit within that time;
	(iv) the director or an immediate family member of the director received more than $120,000 in direct compensation in any 12-month period from Morgan Stanley, other than (a) director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and (b) compensation paid to an immediate family member of the director who is an employee (other than an executive officer) of Morgan Stanley; or
	(v) a present Morgan Stanley executive officer is or was on the compensation committee of the board of directors of a company that concurrently employed the Morgan Stanley director or an immediate family member of the director as an executive officer.

2. Relationships not deemed material for purposes of director independence

In addition to the provisions above, each of which must be fully satisfied with respect to each independent director, the Board must affirmatively determine that the director has no material relationship with Morgan Stanley. To assist the Board in this determination, it has adopted the following categorical standards of relationships that are not considered material for purposes of determining a director's independence. Any determination of independence for a director that does not meet these categorical standards will be based upon all relevant facts and circumstances and the Board shall disclose the basis for such determination in the Firm's proxy statement.

A. Equity Ownership	A relationship arising solely from a director's ownership of an equity or limited partnership interest in a party that engages in a transaction with Morgan Stanley, so long as such director's ownership interest does not exceed 10% of the total equity or partnership interests in that other party.
B. Other Directorships	A relationship arising solely from a director's position as (i) director or advisory director (or similar position) of another company or for-profit corporation or organization or (ii) director or trustee (or similar position) of a tax-exempt organization.
C. Ordinary Course Business	A relationship arising solely from transactions, including financial services transactions such as underwriting, banking, lending or trading in securities, commodities or derivatives, or from other transactions for products or services, between Morgan Stanley and a company of which a director is an executive officer, employee or owner of 10% or more of the equity of that company, if such transactions are made in the ordinary course of business and on terms and conditions and under circumstances (including, if applicable, credit or underwriting standards) that are substantially similar to those prevailing at the time for comparable transactions, products or services for or with unaffiliated third parties.
D. Contributions	A relationship arising solely from a director's status as an executive officer of a tax-exempt organization, and the contributions by Morgan Stanley (directly or through the Morgan Stanley Foundation or any similar organization established by Morgan Stanley) to the organization are less than the greater of $1 million or 2% of the organization's consolidated gross revenues during the organization's preceding fiscal year (matching of employee charitable contributions is not included in Morgan Stanley's contributions for this purpose).
E. Products and Services	A relationship arising solely from a director utilizing products or services of Morgan Stanley in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable products or services provided to unaffiliated third parties.

F. Professional, Social and Religious Organizations and Educational Institutions	A relationship arising solely from a director's membership in the same professional, social, fraternal or religious association or organization, or attendance at the same educational institution, as an executive officer or director.
G. Family Members	Any relationship or transaction between an immediate family member of a director and Morgan Stanley shall not be deemed a material relationship or transaction that would cause the director not to be independent if the standards in this Section 2 would permit the relationship or transaction to occur between the director and Morgan Stanley.

The Board has determined that 12 of our 15 director nominees (Ms. Butler, Mr. Glocer, Ms. Good, Mr. Herz, Mss. James, Leibowitz and Miscik, Messrs. Nally and Peterson, Ms. Schapiro and Messrs. Traquina and Wilkins) are independent in accordance with the Director Independence Standards.

To assess independence, the Board was provided with information about relationships between the independent director nominees (and their immediate family members and affiliated entities) and Morgan Stanley and its affiliates, including information about the director nominees' professional experience and affiliations. In making its determination as to the independence of director nominees, the Board reviewed the categories of relationships between Morgan Stanley and the director nominees described above and the following specific relationships under those Director Independence Standards:

- Commercial relationships (such as financial services offered by the Firm to clients in the ordinary course of the Firm's business) in the last three years between Morgan Stanley and entities where the director nominees are employees or executive officers, or their immediate family members are executive officers (Ms. James, Mr. Peterson and Ms. Schapiro). In each case the fees the Firm received were in compliance with the Director Independence Standards and the NYSE rules and did not exceed the greater of $1 million or 2% of such other entity's consolidated gross revenues in any of the last three years and were considered immaterial to director independence.
- Director nominees' utilization of Morgan Stanley products and services offered by the Firm as a client of the Firm (such as Wealth Management brokerage accounts and investments in funds sponsored by the Firm) in the ordinary course of the Firm's business on terms and conditions substantially similar to those provided to unaffiliated third parties (Mr. Glocer, Ms. Good, Mr. Herz, Mss. James, Leibowitz and Miscik, Messrs. Nally and Peterson, Ms. Schapiro and Messrs. Traquina and Wilkins). In each case the provision of such products and services was in compliance with the Director Independence Standards and the NYSE rules and was considered immaterial to director independence.
- Employment by the Firm of an immediate family member of a director in a non-executive role, with compensation and benefits determined in accordance with the Firm's compensation practices applicable to similarly situated employees (Mr. Peterson).

Director Attendance at Annual Meeting

The Corporate Governance Policies state that directors are expected to attend our annual meetings of shareholders. All directors who were on the Board at the time, including all current directors who were nominees at the time, attended the 2025 annual meeting of shareholders.

Board Meetings and Committees

BOARD MEETINGS

Our Board met 15 times during 2025. Each current director attended at least 75% of the total number of meetings of the Board and committees on which such director served that were held during 2025 while the director was a member. In addition to Board and committee meetings, our directors also engaged in less formal communications between meetings, including discussions, briefings and educational sessions, with the Independent Lead Director, Chairman and CEO, committee chairs, members of senior management and others as appropriate regarding matters of interest.

The Board's standing committees have oversight over risk management and risk assessment guidelines and policies related to each committee's duties and responsibilities. Each committee coordinates with management and the other committees of the Board to help ensure that it has received the information necessary to permit it to fulfill its duties and responsibilities with respect to oversight of risk management.

COMMITTEES

The Board's standing committees, their membership and the number of meetings in 2025 are set forth below. Charters for each of our standing committees are available at our corporate governance webpage at www.morganstanley.com/about-us-governance. The Board has determined that:

- Each member of the Audit Committee, the CMDS Committee and the G&S Committee satisfies the standards of independence applicable to members of such committees, including NYSE listing standards.
- Each member of the CMDS Committee is a "non-employee director" as defined in Section 16 of the Securities Exchange Act of 1934, as amended.
- Each member of the Audit Committee is independent and "financially literate" within the meaning of the NYSE listing standards and each of Robert H. Herz, the Audit Committee Chair, Lynn J. Good and Dennis M. Nally is an "audit committee financial expert" within the meaning of the SEC rules.
- All members of the Risk Committee and the O&T Committee are non-employee directors and a majority of the members of such committees satisfy the independence requirements of the Firm and the NYSE, and the Risk Committee members satisfy other applicable legal and regulatory criteria.

AUDIT COMMITTEE[1]

Current Members

Robert H. Herz (Chair)

Megan Butler

Lynn J. Good

Shelley B. Leibowitz

Dennis M. Nally

11 Meetings Held in 2025

Primary Responsibilities

- Oversees the integrity of the Firm's consolidated financial statements, compliance with legal and regulatory requirements and effectiveness of the Firm's system of internal controls.
- Reviews the Firm's voluntary public sustainability and climate disclosures.
- Oversees risk management and risk assessment guidelines and policies related to the Audit Committee's duties and responsibilities in coordination with management and other Board committees.
- Reviews the major legal, financial crimes and compliance risk exposures of the Firm and the steps management has taken to monitor and control such exposures.
- Selects, determines the compensation of, evaluates and, when appropriate, replaces the independent auditor.
- Reviews and assesses the qualifications, independence and performance of the independent auditor, and pre-approves audit and permitted non-audit services.
- Oversees the appointment, compensation and performance of the Chief Audit Officer, who reports functionally to the Audit Committee and the scope of work of the internal audit function.
- After review, recommends to the Board the acceptance and inclusion of the annual audited consolidated financial statements in the Firm's Annual Report on Form 10-K.
- See also "Audit Matters."

COMPENSATION, MANAGEMENT DEVELOPMENT AND SUCCESSION (CMDS) COMMITTEE

Current Members

Dennis M. Nally (Chair)

Thomas H. Glocer

Erika H. James

Rayford Wilkins, Jr.

7 Meetings Held in 2025

Primary Responsibilities

- Reviews and approves corporate goals and objectives relevant to the compensation of the CEO and evaluates his performance in light of these goals and objectives.
- Determines the compensation of executive officers and other employees, as appropriate.
- Administers equity-based compensation plans and cash-based nonqualified deferred compensation plans.
- Oversees plans for management development and succession and assists the Board in its oversight of Firm strategies, policies and practices related to human capital management.
- Reviews and discusses the Compensation Discussion and Analysis with management and provides a recommendation to the Board regarding its inclusion in the proxy statement.
- Oversees incentive compensation practices and arrangements to help ensure that such practices and arrangements appropriately balance risk and financial results in a manner that does not encourage employees to expose the Firm to imprudent financial or non-financial risk and are consistent with applicable related regulatory rules and guidance.
- Reviews and approves equity retention and ownership policies for executive officers and other employees, as appropriate.
- Oversees cancellation and clawback policies and procedures for incentive compensation awards.
- Reviews voluntary public disclosures and shareholder proposals relating to human capital, executive compensation and other matters subject to Committee oversight, and oversees actions to seek shareholder approval of executive compensation matters.
- Receives relevant reports from management, including reports regarding employee discipline matters, adjustments to compensation, risk management performance of employees and performance management and incentive compensation outcomes.
- See also "Compensation Governance and Risk Management."

GOVERNANCE AND SUSTAINABILITY (G&S) COMMITTEE

Current Members

Rayford Wilkins, Jr. (Chair)

Thomas H. Glocer

Robert H. Herz

Erika H. James

Mary L. Schapiro

4 Meetings Held in 2025

Primary Responsibilities

- Oversees succession planning for the Board and Board leadership appointments.
- Reviews the overall size and composition of the Board and its committees.
- Identifies and recommends qualified individuals for election to the Board.
- Oversees the orientation program for newly elected directors.
- Reviews annually the adequacy of the Board's Corporate Governance Policies.
- Oversees and approves the process and guidelines for the annual evaluation of performance and effectiveness of the Independent Lead Director, the Board and its committees.
- Reviews and approves related person transactions in accordance with the Firm's Related Person Transactions Policy.
- Reviews and approves directors' service on other public or private company boards and committees and changes in director circumstances.
- Reviews the director compensation program.
- Reviews the Firm's Corporate Political Activities Policy Statement and oversees political activities, the Firm's significant lobbying priorities and expenditures attributable to lobbying in the U.S. and the Firm's membership in, and expenditures to, its principal U.S. trade associations.
- Oversees sustainability matters, as appropriate, and the Firm's philanthropic programs.
- Reviews shareholder proposals relating to governance and sustainability matters and management's proposed response to such proposals.

OPERATIONS AND TECHNOLOGY (O&T) COMMITTEE[2][3]

Current Members

Jami Miscik (Chair)

Shelley B. Leibowitz

Masato Miyachi

Perry M. Traquina

4 Meetings Held in 2025

Primary Responsibilities

- Oversees the Firm's operations and technology strategy, including trends that may affect such strategy, such as artificial intelligence.
- Reviews the operations and technology budget and associated significant expenditures and investments.
- Reviews at least quarterly the significant operational risk exposures of the Firm and its business units, including information technology, information security, fraud, third-party oversight, business disruption and resilience and cybersecurity risks, and the steps management has taken to monitor and control such exposures.
- Oversees the Firm's process and significant policies for determining operational risk tolerance and, as appropriate, confirms operational risk tolerance levels as set forth in the Firm's Risk Appetite Statement.
- See also "Board Leadership Structure and Role in Risk Oversight — Board Oversight of Cybersecurity Risk."

RISK COMMITTEE[4]	
Current Members	**Primary Responsibilities**
Perry M. Traquina (Chair) Hironori Kamezawa Jami Miscik Douglas L. Peterson Mary L. Schapiro 8 **Meetings Held in 2025**	• Oversees the Firm's global ERM framework. • Oversees the Firm's Risk Appetite Statement, including risk tolerance levels and limits, and the ongoing alignment of the Risk Appetite Statement with the Firm's strategy and capital plans. • Oversees the Firm's capital, liquidity and funding planning and strategy. • Oversees the significant financial risk exposures of the Firm, including market, credit, model and liquidity risk, against established risk measurement methodologies and the steps management has taken to monitor and control such exposures. • Reviews reports regarding significant new product risk, emerging risks, climate risk and regulatory matters. • Oversees the risk identification framework. • Reviews the contingency funding plan, effectiveness of the Firm's Basel III advanced systems, capital planning process and the Firm's Title I Resolution Plan and Recovery Plan, as necessary. • Oversees the performance of the CRO (who reports to the Risk Committee and the CEO) and the risk management function. • See also "Board Leadership Structure and Role in Risk Oversight — Board Role in Risk Oversight."

[1] Effective July 18, 2025, Ms. Good joined the Audit Committee.

[2] Effective at the annual meeting, Mr. Miyachi will conclude service on the Board and the O&T Committee.

[3] Effective upon his election by shareholders, Mr. Itagaki will join the O&T Committee.

[4] Effective May 15, 2025, Mr. Peterson joined the Risk Committee.

Board Leadership Structure and Role in Risk Oversight

BOARD LEADERSHIP STRUCTURE

The Board is responsible for reviewing the Firm's leadership structure. As set forth in the Corporate Governance Policies, the Board believes that the Firm and its shareholders are best served by maintaining the flexibility to have any director serve as Chairman based on what is in the best interests of the Firm at a given point in time, taking into consideration, among other things:

• The composition of the Board.

• The role of the Firm's Independent Lead Director.

• The Firm's strong corporate governance practices.

• The CEO's working relationship with the Board.

• The challenges specific to the Firm.

The Board has determined that the appointment of a strong Independent Lead Director, as set forth below, together with a combined Chairman and CEO, serves the best interests of the Firm and its shareholders. By serving in both positions, the Chairman and CEO is able to draw on his knowledge of the Firm to provide the Board in coordination with the Independent Lead Director, leadership in focusing its discussions and review of the Firm's strategy. In addition, a combined role of Chairman and CEO ensures that the Firm presents its message and strategy to its shareholders, employees and clients with a unified voice. The Board elected Mr. Pick, the Firm's CEO, as Chairman, effective January 1, 2025. The Board believes that it is in the best interest of the Firm and its shareholders for Mr. Pick to serve as Chairman and CEO, considering the strong role of our Independent Lead Director and other corporate governance practices providing independent oversight of management to conclude that having the Board's current leadership structure serves the best interests of the Firm and its shareholders at the present time.

INDEPENDENT LEAD DIRECTOR

The Corporate Governance Policies provide for an independent and active Independent Lead Director who is appointed and reviewed annually by the independent directors with clearly defined leadership authority and responsibilities.

Our Independent Lead Director, Thomas H. Glocer, was appointed by our other independent directors and as part of his formal duties and responsibilities shall:



Board Governance and Leadership

- Preside at all meetings of the Board at which the Chairman is not present
- Have the authority to call, and lead, non-management director sessions and independent director sessions
- Help facilitate communication among the Chairman and CEO and the non-management and independent directors, including serving as liaison between the Chairman and the independent directors
- Approve the types and forms of information sent to the Board
- Solicit the non-management directors for advice on agenda items for meetings of the Board and executive sessions to help facilitate Board focus on key issues and topics of interest to the Board
- Be available, if requested, to meet with the Firm's primary regulators
- Be available, if requested by major shareholders, for consultation and direct communication in accordance with the Corporate Governance Policies



Advising the Chairman and CEO

- Communicate with the Chairman and CEO between meetings and act as a "sounding board" and advisor
- Consult with the non-management and independent directors and advise the Chairman and CEO of the Board's informational needs
- Collaborate with the Chairman and CEO in developing the agenda for meetings of the Board
- Approve Board meeting agendas and the schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items
- Have authority to request inclusion of additional agenda items
- Communicate with the Chairman and CEO and other members of management, as appropriate, about decisions reached, suggestions and views expressed by non-management directors in executive sessions or outside of Board meetings



Board Effectiveness and Succession Planning

- Lead the annual evaluation of the performance and effectiveness of the Board including consultation with each non-management director regarding Board performance and effectiveness and, as necessary, individual director performance
- Help facilitate the efficient and effective functioning and performance of the Board
- Help facilitate discussion and open dialogue among non-management directors during Board meetings, executive sessions and outside of Board meetings
- Consult with the Chair of the G&S Committee on Board succession planning and Board committee appointments
- Coordinate with the Chair of the G&S Committee on recruiting and interviewing candidates for the Board
- Consult with the Chair of the CMDS Committee on the annual evaluation of the performance of the CEO

INDEPENDENT OVERSIGHT OF MANAGEMENT

The Firm's corporate governance practices and policies ensure substantial independent oversight of management. For instance:

- **The Board has a substantial majority of independent and non-management directors.** Twelve of the 15 director nominees are independent as defined by the NYSE listing standards and the Firm's Director Independence Standards. Fourteen of the 15 director nominees are non-management directors. All of the Firm's directors are elected annually.

- **The Board's key standing committees are composed solely of non-management directors.** The Audit Committee, the CMDS Committee and the G&S Committee are each composed solely of independent directors. The O&T Committee and the Risk Committee are chaired by independent directors, consist of a majority of independent directors and are comprised of only non-management directors. All of the committees meet regularly in executive session without management present and provide independent oversight of management.

- **The Board's non-management directors meet regularly in executive session.** The non-management directors meet regularly in executive session without management present and, consistent with the NYSE listing standards, the independent directors also meet in executive session. These sessions are chaired by the Independent Lead Director.

BOARD ROLE IN RISK OVERSIGHT

The Board regularly reviews the Firm's risks and the responsibilities of management and the Board committees to assist the Board in its risk oversight. The Board committees assist the Board in oversight of the risks set forth below, coordinating as appropriate. In addition, the entire Board receives reporting on a quarterly basis regarding cross-enterprise risks, including strategic, reputational, franchise and culture, values and conduct risk. The committees report to the entire Board on a regular basis and have overlapping directors, invite chairs of other committees and other directors to attend meetings, as appropriate given topics of discussion, and hold joint meetings as necessary to discharge their duties.

Coordination Among Board Committees Regarding Risk Oversight

BOARD OF DIRECTORS
- Culture, Values and Conduct Risk
- Reputational Risk
- Strategic Risk

AUDIT	**OPERATIONS AND TECHNOLOGY**	**RISK**	**COMPENSATION**	**GOVERNANCE AND SUSTAINABILITY**
• Legal Risk • Compliance Risk (including conduct risk) • Financial Crimes Risk • Performance and compensation of Chief Audit Officer	• Operational Risk including information technology, information security fraud, third-party oversight, business disruption and resilience and cybersecurity risks (which are also reviewed with full Board)	• Global ERM framework • Risk Appetite Statement • Market / Credit / Model / Liquidity Risks • Climate Risk • Performance and compensation of CRO	• Performance assessment and compensation of CEO and other executive officers • Management development and succession planning • Human capital management • Incorporation of financial and non-financial risk management performance into incentive compensation outcomes • Risk review of incentive compensation arrangements	• Governance Risk • Sustainability matters • Board succession planning

The Board has also authorized the Firm Risk Committee, a management committee appointed and co-chaired by the CEO and CRO that includes the most senior officers of the Firm, including the Co-Presidents, CLO and CAO, Head of Non-Financial Risk, CFO and business heads, to help oversee the Firm's global ERM framework. The Firm Risk Committee's responsibilities include oversight of the Firm's risk management principles, procedures, limits, and tolerances and the monitoring of capital levels and material market, credit, operational, model, liquidity, legal, compliance, reputational, and other risk matters, as appropriate, and the steps management has taken to monitor and manage such risks. The Firm's risk management is further discussed in Part II, Item 7A of the 2025 Form 10-K.

BOARD OVERSIGHT OF CYBERSECURITY RISK

Cybersecurity risk is overseen by management-level committees, which report to the Firm Risk Committee and subsequently to the O&T Committee as well as the Board. The O&T Committee has primary responsibility for assisting the Board in its oversight of significant operational risk exposures of the Firm and its business units, including information technology, information security, fraud, third-party oversight, business disruption and resilience, and cybersecurity risks (including review of cybersecurity risks against established risk management methodologies) and the steps management has taken to monitor and control such exposures. In accordance with its charter, the O&T Committee receives regular reporting at each quarterly meeting from senior officers in the Technology Division (Technology), Operations Division (Operations) and the Non-Financial Risk Department. Such reporting includes updates on the Firm's cybersecurity program, the external threat environment, and the Firm's programs to address and mitigate the risks associated with the evolving cybersecurity threat environment, including threats arising from new technologies, such as generative artificial intelligence.

The Board's oversight of risks from cybersecurity threats is further discussed in Part II, Item 7A of the 2025 Form 10-K.

ASSESSMENT OF LEADERSHIP STRUCTURE AND RISK OVERSIGHT

The Board has determined that its leadership structure is appropriate for the Firm. Mr. Pick's prior experience at the Firm and his role as CEO, his existing relationship with the Board, his understanding of Morgan Stanley's businesses and strategy and risks, and his professional experience and leadership skills uniquely position him to serve as Chairman. The Firm's Independent Lead Director position enhances the overall independent function of the Board. The Board believes that the combination of Chairman and CEO, and the Independent Lead Director and the Chairs of the Audit, CMDS, G&S, O&T and Risk Committees provides the appropriate leadership to help ensure effective risk oversight by the Board and continued success for the Firm.

Compensation Governance and Risk Management

KEY COMPENSATION GOVERNANCE PRACTICES

The CMDS Committee and the Firm have strong compensation governance practices that are regularly enhanced as a result of engagement with shareholders and regulators and the Firm's attention to evolving best practices.

CMDS Committee Advisors. The CMDS Committee has direct access to, and open communication with, the Firm's management and may obtain advice and assistance from internal advisors. The CMDS Committee also has the power to retain and terminate independent compensation consultants, legal counsel or other advisors as it may deem necessary to assist it in the performance of its duties and responsibilities. See the CD&A Section 5.5 "Additional Pay Governance Practices — Independent Advice."

Shareholder engagement. Each year in advance of the annual meeting, during the proxy off-season, and at other times, we meet with shareholders to solicit feedback on compensation, governance and other matters.

Performance-based compensation. For 2025, variable incentive compensation was more than 96% of CEO annual compensation. 75% of CEO incentive compensation was granted in deferred equity, and 100% of CEO deferred incentive compensation is subject to future three-year performance-based vesting.

Shareholder transparency. Our proxy disclosure regarding the incentive compensation determination process is clear and transparent. For example, we disclose the key factors in the compensation decision and the performance objectives for the PSU program.

Risk governance. See Section "Key Practices in Compensation Risk Management" below.

Regulatory requirements. Our governance and compensation practices are designed to comply with ongoing guidance provided by our regulators.

No excessive perks. We provide our executives with certain benefits to promote their health, security and productivity, but do not provide NEOs with excessive perquisites. We believe that these perquisites contribute to executive recruitment and retention, and are consistent with market practice.

No executive pensions. No NEO is awarded with credited service in excess of his or her actual service under the Morgan Stanley Employees Retirement Plan (ERP) that was frozen in 2010. Pension and retirement benefits provided to NEOs are discussed in further detail under "2025 Pension Benefits."

No hedging or pledging of Morgan Stanley stock. Directors and executive officers are prohibited from pledging, selling short, engaging in hedging strategies or trading derivatives involving Morgan Stanley securities, including securities granted in connection with compensation or otherwise held.

No tax gross-ups. We do not provide for tax gross-ups for NEOs.

No "single trigger" equity acceleration. Our equity incentive plan has a "double trigger" change-of-control feature, meaning that both a change of control of Morgan Stanley and an involuntary termination of employment not for "Cause" must occur for awards to vest and payout.

No "golden parachute" agreements. NEOs do not have special agreements covering their compensation in the event of a change of control and are not entitled to severance pay upon termination of employment in excess of broad-based benefits.

KEY PRACTICES IN COMPENSATION RISK MANAGEMENT

Factoring Risk Management Performance into Compensation Decisions

- The Firm's compensation programs are designed to ensure that incentive compensation outcomes appropriately reflect risk management, controls, and employee conduct, in addition to business performance.
- The independent members of the CMDS Committee approve compensation for all Operating Committee members and certain other members of senior management. In carrying out this responsibility, the CMDS Committee receives and considers both financial and non-financial risk information through formalized Firm processes.
  - These processes are intended to ensure that the CMDS Committee receives adequate information regarding relevant, material aspects of risk management and controls performance with respect to

performance management and incentive compensation decisions for senior management and holds senior management accountable to promote sound risk management, and compliance with laws, regulations, and internal standards.

- For Operating Committee members and other members of senior management, the CMDS Committee annually reviews performance management inputs that include adequate information on relevant, material aspects of risk management performance, including a range of quantitative and qualitative inputs on financial and non-financial risks. For Operating Committee members, this risk management performance information includes performance priorities that reflect risk as an element of the executive's financial goals, inputs from the Firm's control functions, and a year-end performance review summary.

- The CMDS Committee incorporates the risk management performance information into its incentive compensation determinations for Operating Committee members, in addition to its consideration of business performance, leadership and culture, and manager effectiveness.

- After a comprehensive review and evaluation of Firmwide, business unit and individual performance, the CMDS Committee approves the compensation of the Operating Committee members, including the CEO. The CMDS Committee also reviews the performance and approves the compensation of any other employees referred to it for review by the head of a control function, the CLO and CAO and/or the Co-Chief Human Resources Officers.

• The CMDS Committee receives ongoing feedback regarding risk management performance, including employee conduct.

- The Control Function Assessment Committee (CFAC), a management committee, reports to the CMDS Committee and oversees the Firm's process for collecting information and metrics regarding the risk management performance of the Operating Committee members and other employees. CFAC reviews such information and provides recommendations intended to ensure that the incentive compensation outcomes for such employees are consistent with their risk management performance.

• Independent control functions provide appropriate input to the CMDS Committee regarding Operating Committee risk management performance. In addition, the Risk Committee and Audit Committee provide feedback on performance of and compensation for the CRO and Chief Audit Officer, respectively.

- The CMDS Committee receives reports from the CLO and CAO or his delegate regarding employee discipline matters and relevant adjustments to compensation, and reports from the CRO, the Chief Audit Officer and/or the Head of Non-Financial Risk or, in each case, his or her delegate, regarding risk management and controls performance of employees and relevant performance management and incentive compensation outcomes.

- At least annually, the Chief Audit Officer reports to the CMDS Committee on the effectiveness of the control environment.

- The CMDS Committee also oversees the Firm's cancellation and clawback policies and procedures for incentive-based compensation, including by periodically reviewing any significant events under review under the Firm's employee discipline and conduct policies and procedures, and any other events of similar import or relating to a significant failure of risk management.

• The CMDS Committee coordinates with management and other Board committees to help ensure it receives the information necessary to fulfill its oversight responsibilities with respect to risk management.

- At least annually, the CMDS Committee meets with the Independent Lead Director of the Board and the Chairs of each other committee of the Board overseeing risk management matters to discuss relevant risk management information that the CMDS Committee should consider and incorporate, as appropriate, in the performance management and incentive compensation process for Operating Committee members and other members of senior management.

- An enhanced risk assessment process applies to "covered employees." These are employees who are systematically identified by the Firm as having, individually or as part of a group, authorities or responsibilities that may subject the Firm to material risks.

  ○ Through a systematic annual process, the Firm identifies the material risks to the Firm and then identifies the covered employees with influence over those risks.

  ○ The compensation structure for covered employees includes substantial deferrals and cancellation provisions intended to cover a range of behaviors. The portion of a covered employee's incentive compensation that is deferred increases with the size of the incentive compensation.

Reviewing Programs from a Risk Perspective

- The Firm's incentive plan design and governance processes appropriately balance risks with compensation outcomes.

  ○ Compensation granted to our Operating Committee members has robust risk balancing features such as significant deferrals, performance-based vesting, deferral for a three-year period, broad cancellation provisions, an equity ownership commitment, and a prohibition on hedging and pledging shares.

  ○ Together with the CRO and the Head of Non-Financial Risk, the CMDS Committee oversees the Firm's incentive compensation practices and arrangements to help ensure that such practices and arrangements (i) are designed in accordance with the Firm's responsibility to appropriately balance risk and financial results in a manner that does not encourage employees to expose the Firm to imprudent financial or non-financial risk, (ii) are consistent with the safety and soundness of the Firm and (iii) are otherwise consistent with applicable related regulatory rules and guidance.

  ○ The CRO and the Head of Non-Financial Risk attend CMDS Committee meetings at least annually, and on an as-needed basis, to discuss the risk attributes of the Firm's compensation practices and arrangements and the relationship between such practices and arrangements and the Firm's risk management policies and practices.

  ○ The CRO and the Head of Non-Financial Risk reviewed the Firm's compensation practices and arrangements from a risk perspective, the risk assessment process and their findings and conclusions with the CMDS Committee. The CMDS Committee concurred with the risk assessment process and results. Based on the review, the Firm concluded that its current compensation programs for 2025 do not incentivize employees to take unnecessary or excessive risk and that such programs do not create risks that are reasonably likely to have a material adverse effect on the Firm.

- Internal Audit annually reviews the operational effectiveness of the incentive compensation program, using a risk-based approach to evaluate plan design, pay execution, program governance, and conformity with regulatory requirements.

Director Compensation

Our director compensation program is guided by three goals: compensation should fairly pay directors for work required in a company of our size and scope; compensation should align directors' interests with the long-term interests of shareholders; and the structure of compensation should be easy for shareholders to understand. The Board believes that a director's total compensation should include a significant equity component because it believes that this more closely aligns the long-term interests of directors with those of shareholders and provides a continuing incentive for directors to foster the Firm's success. In furtherance of these goals, our directors are bound by a shareholder-approved annual compensation (cash and equity) limit of $750,000 and an equity ownership requirement of five times the annual cash Board retainer (as described in more detail below under "Director Equity Ownership Requirement").

Directors' compensation for service on the Board is determined by the Board, and the G&S Committee makes recommendations to the Board based on periodic benchmarking assessments and advice received from FW Cook, its independent advisor. No changes were made to our director compensation program in 2025.

The following table contains information with respect to the annual compensation (including deferred compensation) of our non-employee directors earned during 2025 with respect to their Board service.

Director[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3][4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Megan Butler	115,000	275,000	—	232,109[5]	622,109
Thomas H. Glocer	215,000	275,000	—	—	490,000
Lynn J. Good*	57,500	229,167	—	—	286,667
Robert H. Herz	155,000	275,000	—	—	430,000
Erika H. James	115,000	275,000	—	—	390,000
Shelley B. Leibowitz	115,000	275,000	—	—	390,000
Jami Miscik	145,000	275,000	—	—	420,000
Dennis M. Nally	145,000	275,000	—	—	420,000
Douglas L. Peterson*	76,667	275,000	—	—	351,667
Mary L. Schapiro	115,000	275,000	—	—	390,000
Perry M. Traquina	155,000	275,000	—	—	430,000
Rayford Wilkins, Jr.	145,000	275,000	—	—	420,000

* Ms. Good and Mr. Peterson joined the Board effective July 18, 2025 and May 15, 2025, respectively.

[1] Messrs. Kamezawa and Miyachi, and employee director, Mr. Pick, received no compensation during 2025 for Board service.

[2] Represents the portion of the annual Board and Board committee retainers earned, whether paid in cash or deferred at the director's election, during 2025. Cash retainers for service on the Board and Board committees during the 2025 service period are payable semi-annually in arrears for the period beginning at the 2025 annual meeting of shareholders (May 15, 2025) and concluding at the 2026 annual meeting of shareholders (May 14, 2026). Amounts in the table represent cash retainers earned for a portion of the 2024 service period (January 1, 2025, to May 14, 2025) and cash retainers earned for a portion of the 2025 service period (May 15, 2025, to December 31, 2025).

The following table sets forth the annual retainers payable with respect to service on the Board in 2025. Retainers are prorated when a director joins or leaves the Board or a committee at any time other than at the annual meeting of shareholders, and no retainers are paid for the year of election if the director is elected to the Board less than 60 days prior to the annual meeting of shareholders. Directors do not receive committee member or meeting fees.

Position	Annual Retainer ($)
Board Member	115,000
Independent Lead Director	100,000
Committee Chairs	
Audit and Risk Committees	40,000
All Other Committees	30,000

Directors can elect to receive their retainers on a current basis in cash or on a deferred basis under the shareholder-approved Directors' Equity Capital Accumulation Plan (DECAP) in the form of deferred stock units (Elective Units). Elective Units are not subject to vesting or cancellation.

Elective Units in lieu of cash retainers earned for the second half of the 2024 service period were granted in arrears on June 1, 2025, to Ms. Schapiro and Messrs. Glocer and Traquina. Elective Units in lieu of cash retainers earned for the first half of the 2025 service period were granted in arrears on December 1, 2025, to Ms. Good and Messrs. Glocer, Nally, Peterson, and Traquina. The number of Elective Units granted on each applicable grant date is based on the volume-weighted average price (VWAP) of the Firm's common stock on the grant date as follows: $127.5833 on June 1, 2025, and $168.7570 on December 1, 2025.

[3] Represents the aggregate grant date fair value of the annual stock unit award granted on June 1, 2025, which is based on $127.5833, the VWAP of the Firm's common stock on June 1, 2025. For further information on the valuation of these stock units, see notes 2 and 19 to the consolidated financial statements included in the 2025 Form 10-K.

Under DECAP, directors receive an equity award upon initial election to the Board (provided that they are elected to the Board no less than 60 days prior to the annual meeting) and an equity award annually thereafter on the first day of the month following the annual meeting of shareholders. Initial and annual equity awards are granted 50% in the form of stock units that do not become payable until the director concludes service on the Board (Career Units) and 50% in the form of stock units payable on the first anniversary of grant (Current Units). The annual equity award and initial equity award is $275,000, with the initial equity award prorated for service until the next annual meeting. The initial equity award is fully vested upon grant and the annual equity award is subject to monthly vesting until the one-year anniversary of the grant date. Directors may elect to extend deferral of their Career Units and Current Units beyond the scheduled payment date, subject to specified limitations.

[4] The following table sets forth the aggregate number of shares underlying DECAP stock units held by each director on December 31, 2025.

Name	Stock Units (#)
Megan Butler	3,579
Thomas H. Glocer	117,178
Lynn J. Good	1,895
Robert H. Herz	75,910
Erika H. James	8,802
Shelley B. Leibowitz	10,293
Jami Miscik	37,402
Dennis M. Nally	25,531
Douglas L. Peterson	2,524
Mary L. Schapiro	36,970
Perry M. Traquina	88,666
Rayford Wilkins, Jr.	43,161

[5] Represents £176,000 of fees earned for board service at MSIP and MSBIL, and board and committee service at MSIL. This amount was converted to dollars using the average of 2025 daily spot rates of £1 to $1.3188.

Related Person Transactions Policy

Our Board has adopted a written Related Person Transactions Policy requiring the approval or ratification by the G&S Committee of transactions (including material amendments or modifications to existing transactions) where the Firm is a participant. Under this policy, transactions that exceed $120,000 and in which a related person (directors or director nominees, executive officers, 5% shareholders and immediate family members of the foregoing) has a direct or indirect material interest are submitted to the G&S Committee or Board for review and approval.

In determining whether to approve or ratify such related person transactions, the G&S Committee considers all relevant facts and circumstances, including, but not limited to:

- The terms and commercial reasonableness of the transaction;
- The size of the transaction;
- The materiality to, and interest of, the related person and the Firm in the transaction;
- Whether the transaction would, or would be perceived to, present an improper conflict of interest for the related person; and
- If the related person is an independent director, the impact on the director's independence.

Certain transactions are not subject to the policy, including (i) compensation of executive officers approved by the CMDS Committee and (ii) ordinary course commercial or financial services transactions between the Firm and a related person (or an entity in which a related person has an interest) if (x) the transaction is made under terms and conditions and under circumstances substantially similar to those prevailing at the time for comparable transactions with unaffiliated third parties and (y) the related person does not otherwise have a direct or indirect material interest in the transaction.

Certain Transactions

Our subsidiaries may extend credit in the ordinary course of business to certain of our directors and officers, and members of their immediate families. These extensions of credit may be in connection with margin loans, mortgage loans, or other extensions of credit by our subsidiaries. These extensions of credit are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender and do not involve more than the normal risk of collectability or present other unfavorable features.

Each of MUFG, State Street Corporation (State Street), BlackRock, Inc. (BlackRock) and The Vanguard Group (Vanguard) beneficially owns more than 5% of the outstanding shares of Morgan Stanley common stock as reported under "Principal Shareholders." During 2025, we engaged in transactions in the ordinary course of business with each of MUFG, State Street, BlackRock and Vanguard, and certain of their respective affiliates, including investment banking, financial advisory, sales and trading, derivatives, investment management, lending, securitization and other financial services transactions. Such transactions were on substantially the same terms as those prevailing at the time for comparable transactions with unrelated third parties.

A sister-in-law of Andrew Saperstein, an executive officer, who is a non-executive employee of the Firm received compensation in 2025 of approximately $219,000. A daughter-in-law of Mr. Peterson, a director, who was, until March 26, 2026, a non-executive employee of the Firm, received compensation in 2025 of approximately $160,000. The compensation and benefits for each of these employees were determined in accordance with the Firm's standard compensation practices applicable to similarly situated employees.

In addition to the transactions described above, as part of the global strategic alliance between MUFG and the Firm, the Firm and MUFG have a joint venture in Japan comprised of their respective investment banking and securities businesses, which is conducted through Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (MUMSS) and Morgan Stanley MUFG Securities Co., Ltd. (MSMS) (MSMS, together with MUMSS, the Joint Venture). The Firm owns a 40% economic interest in the Joint Venture and MUFG owns a 60% economic interest in the Joint Venture. The Firm holds a 40% voting interest and MUFG holds a 60% voting interest in MUMSS, while the Firm holds a 51% voting interest and MUFG holds a 49% voting interest in MSMS. During 2024, the Firm further expanded its alliance with MUFG to collaborate in the foreign exchange trading and Japanese research and equity businesses for institutional clients. Other initiatives that are part of the Firm's global strategic alliance with MUFG include a loan marketing joint venture in the Americas, business referral arrangements in Asia, Europe, the Middle East and Africa, referral agreements for commodities transactions and for Shareworks products in Japan and a secondment arrangement of personnel between MUFG and the Firm for the purpose of sharing best practices and expertise. On April 18, 2018, the Firm entered into a sales plan (the Plan) with MUFG and Morgan Stanley & Co. LLC (MS&Co.) whereby MUFG agreed to sell shares of the Firm's common stock to the Firm, through its agent, MS&Co., as part of the Firm's share repurchase program. The Plan, which was suspended as of December 10, 2020, has no impact on the strategic alliance between MUFG and the Firm and is intended only to maintain MUFG's ownership percentage of the common stock below 24.9% in order to comply with MUFG's passivity commitments to the Federal Reserve.

Audit Matters

Item 2

Ratification of Appointment of Morgan Stanley's Independent Auditor

☑ Our Board unanimously recommends that you vote **"FOR"** the ratification of Deloitte & Touche's appointment as our independent auditor.

The Audit Committee has the sole authority and responsibility to appoint, compensate, retain, oversee, evaluate and, when appropriate, replace the independent registered public accounting firm (independent auditor) engaged to audit the Firm's consolidated financial statements. The Audit Committee reviews and assesses annually the qualifications and performance of the independent auditor. The Audit Committee also evaluates whether it is appropriate to rotate the independent auditor and assures the mandatory, regular rotation of the lead audit partner and other senior engagement partners of the independent auditor. In connection with such rotations, the Audit Committee is actively involved in the selection of key engagement partners of the independent auditor, including the lead audit partner, who may provide services to the Firm for a maximum of five consecutive years. In approving the selection of the lead audit partner from Deloitte & Touche LLP (Deloitte & Touche), Deloitte & Touche selects candidates to be considered for the lead audit partner role, who are then interviewed by Firm management. After considering the candidates recommended by Deloitte & Touche, Firm management recommends two proposed candidates to be interviewed by the Audit Committee Chair who, after interviewing the two candidates and discussion with Firm management, recommends a proposed candidate to be interviewed by the Audit Committee. The Audit Committee then discusses the desired qualifications of the lead audit partner, interviews the proposed candidate for lead audit partner recommended by the Audit Committee Chair and management, and approves the selection of the lead audit partner for the Firm.

As part of the Audit Committee's annual review of Deloitte & Touche and consideration to re-appoint Deloitte & Touche as the Firm's independent auditor, the Audit Committee reviewed and considered, among other factors:

Best Interest of Morgan Stanley and its Shareholder	Performance	Professional Qualifications	Audit Quality	Global Capabilities	Tenure
Institutional Knowledge	Potential Impact of Changing Independent Auditor	Independence	Succession Planning	Appropriateness of Fees	External Data on Audit Quality and Performance

In particular, the Audit Committee reviewed and considered:

- Whether retaining Deloitte & Touche is in the best interest of the Firm and its shareholders.
- The results of management's assessment that includes the results of a global management survey and interviews regarding overall historic and recent performance of Deloitte & Touche.
- The professional qualifications of Deloitte & Touche and the lead audit and other senior engagement partners.

- The historic and current audit quality of service of Deloitte & Touche and the lead audit and other senior engagement partners, including the candidness of the communications and interactions with the Audit Committee, as well as their independent judgment and professional integrity and objectivity.

- Deloitte & Touche's global capabilities and expertise in handling the breadth and complexity of the Firm's global operations and businesses, accounting policies and internal control over financial reporting, including Deloitte & Touche's use of technology, specialists and subject matter experts and the sharing of industry insights, trends and emerging practices.

- Deloitte & Touche's tenure as independent auditor, including the benefits of its institutional knowledge of the Firm and its history and familiarity with the Firm's businesses, which enhances Deloitte & Touche's audit efficiency and effectiveness and provides cost efficiencies.

- The potential challenges, impact and advisability of selecting a different independent auditor, including the time and expense of transitioning to a new independent auditor.

- Deloitte & Touche's independence from the Firm, noting that (i) Deloitte & Touche does not provide any non-audit services to the Firm other than those deemed permissible, as described under "Independent Auditor Fees," and (ii) both the Firm and Deloitte & Touche have controls and policies in place, including related to the applicable auditor independence rules and the mandatory rotation of the lead audit and other senior engagement partners, which helps ensure the continued independence and fresh perspectives of Deloitte & Touche.

- Deloitte & Touche's succession planning for rotation of key engagement partners.

- The appropriateness of Deloitte & Touche's fees relative to both audit quality and efficiency.

- External data on audit quality and performance, including recent Public Company Accounting Oversight Board (PCAOB) reports on Deloitte & Touche and peer firms.

Based on this review, the Audit Committee has appointed Deloitte & Touche as independent auditor for the year ending December 31, 2026, and, although not legally required to do so, presents this selection to the shareholders for ratification as a matter of governance best practices. The Audit Committee believes that the continued retention of Deloitte & Touche is in the best interest of the Firm and its shareholders. Deloitte & Touche was selected as independent auditor upon the merger creating the current Firm in 1997 and has served continuously as independent auditor since that time. Deloitte & Touche will audit the Firm's consolidated financial statements included in the Annual Report on Form 10-K for the year ending December 31, 2026, and will perform other permissible, pre-approved services. If shareholders do not ratify the appointment of Deloitte & Touche, the Audit Committee will consider this in determining whether to appoint Deloitte & Touche as independent auditor for the year ending December 31, 2027. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interest of the Firm and its shareholders.

Deloitte & Touche representatives will attend the annual meeting. They will be present to respond to appropriate shareholder questions and will have the opportunity to make a statement if they desire to do so.

Our Board unanimously recommends that you vote "FOR" the ratification of Deloitte & Touche's appointment as our independent auditor. Proxies solicited by the Board will be voted "FOR" this ratification unless otherwise instructed.

Audit Committee Report

The Audit Committee's charter, available at www.morganstanley.com/about-us-governance, provides that the Audit Committee is responsible for the oversight of the integrity of the Firm's consolidated financial statements, the Firm's system of internal control over financial reporting, certain aspects of the Firm's risk management as described in the charter, the qualifications and independence of the independent registered accounting firm engaged as the "independent auditor," the performance of the Firm's internal auditor and independent auditor, and the Firm's compliance with legal and regulatory requirements. We have the sole authority and responsibility to appoint, compensate, retain, oversee, evaluate and, when appropriate, replace the Firm's independent auditor. As described under "Corporate Governance Matters — Corporate Governance Practices — Board Meetings and Committees," the Board has determined that all five members of the Audit Committee are independent and "financially literate" within the meaning of the NYSE listing standards and that each of Robert H. Herz, the Audit Committee Chair, Lynn J. Good and Dennis M. Nally is an "audit committee financial expert" within the meaning of SEC rules.

The Audit Committee serves in an oversight capacity and is not part of the Firm's managerial or operational decision-making process. Management is responsible for the financial reporting process, including the system of internal controls, for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the U.S. (GAAP) and for the report on the Firm's internal control over financial reporting. The Firm's independent auditor, Deloitte & Touche, is responsible for planning and conducting an independent audit of those financial statements and expressing an opinion as to their conformity with GAAP and expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Our responsibility is to oversee the financial reporting process and to review and discuss management's report on the Firm's internal control over financial reporting. We rely, without independent verification, on the information provided to us and on the representations made by management, the internal auditor and the independent auditor, who generally attends each Audit Committee meeting.

During 2025, the Audit Committee, among other things:

- Reviewed and discussed the Firm's quarterly earnings releases, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, including the consolidated financial statements, significant accounting policies (and updates thereto), and other developments.

- Reviewed the Firm's major legal, compliance and global financial crimes risk exposures, including the steps management is taking to mitigate and address such risks, and the guidelines and policies that govern the process for risk assessment and risk management, coordinating with the Chief Audit Officer and Firm management, including the CRO and Head of Non-Financial Risk, and with the Risk Committee and the O&T Committee, as appropriate.

- Reviewed, discussed and approved the plan and scope of the work and coverage of the internal auditor for 2025 and reviewed and discussed the significant reports, or summaries thereof, prepared by the internal auditor to management.

- Reviewed the qualifications, performance and compensation of the Chief Audit Officer.

- Reviewed and discussed the plan and scope of the work of the independent auditor for 2025.

- Reviewed and discussed reports from management on the Firm's policies regarding applicable legal and regulatory requirements, and reviewed, discussed and approved the Firm's annual compliance plan.

- Met with and received reports from senior representatives of the Finance Division, the Legal and Compliance Division and the Internal Audit Department.

- Oversaw the rotation of key engagement partners of the independent auditor, including the Lead Audit Partner, by actively participating in discussions about prospective candidates, considering input from Deloitte & Touche, and engaging with the Firm's management regarding the evaluation and selection process.

- Met regularly in private executive sessions with each of Deloitte & Touche, the Chief Audit Officer and other members of Firm management, including the CFO, Chief Accounting Officer and Controller, CLO, Head of Non-Financial Risk and Chief Compliance Officer, which provided an additional opportunity for Deloitte & Touche, the Chief Audit Officer and other members of Firm management to provide candid feedback to the Audit Committee.

We reviewed and discussed with management, the Chief Audit Officer and Deloitte & Touche:

- The audited consolidated financial statements for 2025.
- The critical accounting policies that are set forth in the Firm's Annual Report on Form 10-K.
- Management's annual report on the Firm's internal control over financial reporting.
- Deloitte & Touche's opinion on the consolidated financial statements, including (i) the critical audit matter addressed during the audit and (ii) the effectiveness of the Firm's internal control over financial reporting.

We also discussed with Deloitte & Touche the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. Deloitte & Touche also provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence and represented that it is independent from the Firm.

We also discussed with Deloitte & Touche its independence from the Firm and considered if services it provided to the Firm beyond those rendered in connection with its audit of the Firm's consolidated financial statements, reviews of the Firm's interim condensed consolidated financial statements included in its Quarterly Reports on Form 10-Q and its opinion on the effectiveness of the Firm's internal control over financial reporting were compatible with maintaining its independence. We also reviewed and pre-approved, among other things, the audit, audit-related, tax and all other services performed by Deloitte & Touche and received regular updates on the amount of fees and scope of audit, audit-related, tax and all other services provided.

Based on our review and the meetings, discussions and reports discussed above, and subject to the limitations on our role and responsibilities referred to above and in the Audit Committee charter, we recommended to the Board that the Firm's audited consolidated financial statements for 2025 be included in the Firm's Annual Report on Form 10-K. We also selected Deloitte & Touche as the Firm's independent auditor for the year ending December 31, 2026, and are presenting the selection to the shareholders for ratification.

Respectfully submitted,

Robert H. Herz, Chair
Megan Butler
Lynn J. Good
Shelley B. Leibowitz
Dennis M. Nally

Independent Auditor's Fees

The Audit Committee is responsible for overseeing the audit fee negotiations associated with the engagement of Deloitte & Touche, including considering the appropriateness of fees relative to both audit quality and efficiency. The Audit Committee pre-approves categories of audit and permitted non-audit services that Deloitte & Touche may perform for the Firm and sets budgeted fee levels for such services. The Firm reviews proposed engagements, in conjunction with Deloitte & Touche, to confirm the proposed engagements fit within a category of pre-approved services and such engagements are documented and reported to the Audit Committee on a quarterly basis. Any proposed service category, engagement or budgeted fee adjustment that has not been pre-approved by the Audit Committee may be approved by the Audit Committee Chair between regularly scheduled quarterly meetings and reported to the Audit Committee at its next quarterly meeting. Any fees for services in excess of the pre-approved budgeted fees must be specifically approved. In 2025 and 2024, all of Deloitte & Touche's fees were approved by the Audit Committee.

The following table summarizes the aggregate fees (including related expenses; $ in millions) for professional services provided by Deloitte & Touche related to 2025 and 2024.

	2025 ($)	2024 ($)
Audit Fees[1]	66.2	64.3
Audit-Related Fees[2]	9.6	9.7
Tax Fees[3]	0.4	0.4
All Other Fees[4]	0.5	0.2
Total	76.7	74.6

[1] Audit Fees services include: the audit of our consolidated financial statements and internal control over financial reporting included in the Firm's Annual Report on Form 10-K and reviews of the interim condensed consolidated financial statements included in our quarterly reports on Form 10-Q; services attendant to, or required by, statute or regulation; comfort letters, consents and other services related to SEC and other regulatory filings; and audits of subsidiary financial statements.

[2] Audit-Related Fees services include: agreed-upon procedures related to asset securitizations; assessment and testing of internal controls and risk management processes beyond the level required as part of the consolidated audit; statutory audits and financial audit services provided relating to investment products offered by Morgan Stanley, where Morgan Stanley incurs the audit fee in conjunction with the investment management services it provides; other agreed-upon procedures engagements; regulatory matters; and attest services in connection with debt covenants.

[3] Tax Fees services include U.S. and non-U.S. income and non-income tax compliance and preparation, tax planning and advice.

[4] All Other Fees consists of permitted services other than those that meet the criteria above and include training activities.

Morgan Stanley offers various registered money market, equity, fixed income and alternative funds, and other funds (collectively, Funds). Deloitte & Touche also provides audit, audit-related, tax and other services to certain of these Funds. Additional fees paid to Deloitte & Touche by these Funds for these services were $31 million in 2025 and $29.3 million in 2024.

Compensation Matters

Item 3

Company Proposal to Approve the Compensation of Executives as Disclosed in the Proxy Statement (Non-Binding Advisory Vote)

☑ Our Board unanimously recommends that you vote **"FOR"** this proposal.

As required by Section 14A of the Securities Exchange Act of 1934, the below resolution gives shareholders the opportunity to cast an advisory vote to approve the compensation of our NEOs as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K:

> "RESOLVED, that the Firm's shareholders approve, on an advisory basis, the compensation of the Firm's named executive officers, as disclosed in the Firm's proxy statement for the 2026 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure includes the Compensation Discussion and Analysis and the accompanying compensation tables and related narrative)."

As this "Say on Pay" vote is advisory, the result will not be binding on our Board, although the CMDS Committee will consider the outcome of the vote when evaluating the effectiveness of our executive compensation program and making future executive compensation decisions. At the 2025 annual meeting of shareholders, approximately 95.43% of the votes cast were in favor of our "Say on Pay" proposal. In light of the significant majority of votes cast in favor of the 2024 compensation of our NEOs, the CMDS Committee maintained its performance-based approach to executive compensation for 2025 and believes that our current program appropriately links the compensation of our NEOs to performance and properly aligns the interests of our NEOs with those of our shareholders.

As discussed in the CD&A, the 2025 pay decision for the CEO was made by the CMDS Committee in consultation with the Board. The CMDS Committee evaluated 2025 Firm and CEO performance as outstanding during Mr. Pick's second year as CEO and first year as Chairman of the Board, evidenced by the Firm's exceptional results and Mr. Pick's consistent execution of the Firm's well-defined strategy of raising, managing and allocating capital. The CMDS Committee evaluated Mr. Pick's performance relative to the Firm's performance priorities and strategic objectives aligned with the CMDS Committee's CEO compensation framework, including his continued focus on the Firm's four pillars of the Integrated Firm - Strategy, Culture, Financial Strength and Growth.

Under Mr. Pick's leadership, for 2025:

- The Firm achieved strong financial performance, with net revenues at a record $70.6 billion (up 14% year over year), net income applicable to Morgan Stanley of approximately $16.9 billion, and EPS also at a record of $10.21.

- The Firm delivered pre-tax profit of $22.0 billion (up 25% year-over-year).

- The Firm reported full-year ROTCE of 21.6% reflecting best-in-class returns, and an efficiency ratio of 68% exceeding our stated goal.

- The standardized CET1 Ratio at December 31, 2025 was 15.0%, after accreting $8.1 billion of CET1 capital and ended the year with over 300bps of excess capital.

- The Firm continued to increase returns to shareholders as the quarterly dividend increased by $0.075 per share for a fourth year in a row to $1.00, with total dividends paid in 2025 of $6.1 billion.

- The Firm achieved market capitalization of $282 billion (an increase of 39%), retained its premium valuation among peers, and delivered total shareholder returns of 45%.

In 2025, Mr. Pick continued to execute the Firm's consistent strategy and deliver best-in-class performance, while upholding a strong culture, and retaining and motivating an exceptional, long-tenured leadership team that was critical to sustaining the positive momentum built over years of strategic evolution and long-term shareholder value creation.

Consistent with our pay-for-performance compensation framework and based on this performance assessment, Mr. Pick's total pay for 2025 was set at $45 million, with shareholder-aligned features. As described in CD&A Section 4.2 "How We Evaluate Market Pay," the CMDS Committee determined that due to meaningful market movement in the pay of CEOs at the Firm's Core Peers (Bank of America, Citigroup, Goldman Sachs, JPMorgan, and Wells Fargo) for 2024, 2025 being Mr. Pick's second year as CEO, and Mr. Pick assuming the additional role of Chairman for 2025, Mr. Pick's 2024 compensation was not sufficiently aligned with current market pay norms. As a result, the CMDS Committee determined that market pay aligned with Mr. Pick's expanded role and Firm performance for 2024 was the more appropriate reference before factoring in its holistic review of absolute and relative Firm and individual performance across financial and non-financial results for 2025.

75% of Mr. Pick's incentive compensation is deferred for three years and is subject to cancellation and 100% of Mr. Pick's deferred incentive compensation is delivered in the form of PSUs. The significant weighting of performance-based equity aligns with shareholder interests by tying a meaningful portion of Mr. Pick's compensation to the Firm's long-term financial performance and reinforcing his accountability for the achievement of the Firm's financial and strategic objectives. His ultimate realizable award value is directly linked to prospective performance against core financial metrics over a three-year period. The key features of the PSUs are described in CD&A Section 5.4 "Performance Stock Unit Program." Additional shareholder-aligned features of our compensation program are summarized under "How We Ensure CEO Pay Is Tied to Long-Term Sustainable Value Creation" in CD&A Section 5.1 "How We Incorporate Performance into CEO Pay Decision."

As discussed in CD&A Section 4.3 "Performance Stock Unit Program," for grants beginning in 2026, the CMDS Committee amended performance-vested equity awards to ensure that the awards are appropriately balanced, aligned with strategic objectives and competitive with the market, and continue to attract, retain and motivate top talent at the executive level.

For a detailed description of our executive compensation program, see "Overview of Voting Items," CD&A and "Executive Compensation."

For additional information relating to the metrics and certain non-GAAP measures referenced above, see the CD&A Section 7 "Explanatory Notes."

Our Board unanimously recommends that you vote "FOR" this proposal. Proxies solicited by the Board will be voted "FOR" this proposal unless otherwise instructed.

Compensation Discussion and Analysis (CD&A)

In this CD&A, we review the objectives and elements of Morgan Stanley's executive compensation program, its alignment with Morgan Stanley's performance, and the 2025 compensation decisions for our named executive officers (NEOs):

Edward Pick	Chairman and Chief Executive Officer
Sharon Yeshaya	Chief Financial Officer
Andrew M. Saperstein	Co-President, Head of Investment Management and Head of Wealth Management
Daniel A. Simkowitz	Co-President and Head of Institutional Securities
Eric F. Grossman	Chief Legal Officer and Chief Administrative Officer

The "2025 Summary Compensation Table" and other compensation and benefits disclosures follow this CD&A.

The CD&A is organized into the following five sections:

	Page:
1. CEO Pay Overview: How We Decide CEO Pay and CEO Pay Decision	61
2. How We Think About Pay: Philosophy and Objectives	64
3. How We Determine CEO Pay: Framework for Decision	64
4. How We Make Pay Decisions: Performance Evaluation and Other Factors	66
5. How We Pay: Pay Decisions and Program Elements	79
6. How We Engage with Shareholders and Our "Say on Pay" Vote	90
7. Explanatory Notes	90

Section 7 "Explanatory Notes" to this CD&A is an integral part of the Firm's financial and operating performance described herein. A detailed analysis of the Firm's financial and operational performance for 2025 is contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the 2025 Form 10-K. Information provided in this CD&A may include certain non-GAAP financial measures. The definition of such financial measures and/or the reconciliation of such measures to the comparable GAAP figures are included in either the 2025 Form 10-K or in the "Explanatory Notes."

1. CEO Pay Overview: How We Decide CEO Pay and CEO Pay Decision

The CMDS Committee follows a prescribed framework for determining executive compensation to ensure that Morgan Stanley's compensation program delivers pay for sustainable performance, aligns compensation with shareholders' interests, is motivating and competitive, and reflects shareholder input and best practices. See Section 3 "How We Determine CEO Pay: Framework for Decision." The CMDS Committee's commitment to these compensation objectives is demonstrated in the structure of executive compensation and in the CMDS Committee's CEO compensation framework detailed in this CD&A.

The CMDS Committee set CEO total compensation for 2025 at $45 million, with shareholder-aligned features (see Section 5.1 "How We Incorporate Performance into CEO Pay Decision"). This determination was based on an evaluation of market pay for the role of Chairman and CEO and 2025 Firm and CEO performance against predetermined absolute and relative performance priorities and strategic objectives.

As described in Section 4.2 "How We Evaluate Market Pay," the CMDS Committee determined that due to meaningful market movement in the pay of CEOs at the Firm's Core Peers (Bank of America, Citigroup, Goldman Sachs, JPMorgan, and Wells Fargo) for 2024, 2025 being Mr. Pick's second year as CEO, and

Mr. Pick assuming the additional role of Chairman for 2025, Mr. Pick's 2024 compensation was not sufficiently aligned with current market pay norms. As a result, the CMDS Committee determined that market pay aligned with Mr. Pick's expanded role and Firm performance for 2024 was the more appropriate reference before factoring in its holistic review of absolute and relative Firm and individual performance across financial and non-financial results for 2025.

The CMDS Committee evaluated 2025 Firm and CEO performance as outstanding during Mr. Pick's second year as CEO and first year as Chairman of the Board, evidenced by the Firm's exceptional results and Mr. Pick's consistent execution of the Firm's well-defined strategy of raising, managing and allocating capital. The CMDS Committee evaluated Mr. Pick's performance relative to the Firm's absolute and relative performance priorities and strategic objectives aligned with the CMDS Committee's CEO compensation framework, including his continued focus on the Firm's four pillars of the Integrated Firm - Strategy, Culture, Financial Strength and Growth.

Under Mr. Pick's leadership, for 2025:

- The Firm achieved strong financial performance, with net revenues at a record $70.6 billion (up 14% year-over-year), net income applicable to Morgan Stanley of $16.9 billion, and earnings per share (EPS) also at a record of $10.21.
- The Firm delivered pre-tax profit of $22.0 billion (up 25% year-over-year).
- The Firm reported full-year ROTCE of 21.6% reflecting best-in-class returns and an efficiency ratio of 68%, exceeding our stated goal.
- The standardized CET1 Ratio at December 31, 2025 was 15.0%, after accreting $8.1 billion of CET1 capital, and ended the year with over 300 basis points (bps) of excess capital.
- The Firm continued to increase returns to shareholders as the quarterly dividend increased by $0.075 per share for a fourth year in a row to $1.00, with total dividends paid in 2025 of $6.1 billion.
- The Firm achieved market capitalization of $282 billion (an increase of 39%), retaining its premium valuation among peers, and delivered total shareholder returns of 45%.

In 2025, Mr. Pick continued to execute the Firm's consistent strategy and deliver best-in-class performance, while upholding a strong culture, and retaining and motivating an exceptional, long-tenured leadership team that was critical to sustaining the positive momentum built over years of strategic evolution and long-term shareholder value creation.

The CMDS Committee considered these results, as well as the year-over-year performance indicated below, in determining compensation for our NEOs. For more detail regarding the CMDS Committee's assessment of 2025 Firm and CEO performance, see Section 4.3 "How We Evaluate Firm Performance: 2025 Performance" and Section 4.4 "How We Evaluate Individual Performance."

Performance Highlights

METRIC	FY 2024	FY 2025	YoY CHANGE
NET REVENUES	$61.8 Bn	$70.6 Bn	+14%
NET INCOME	$13.4 Bn	$16.9 Bn	+26%
EARNINGS PER SHARE	$7.95	$10.21	+28%
ROTCE	18.8%	21.6%	+280 bps
EXPENSE EFFICIENCY RATIO	71%	68%	–300 bps (operating leverage)
TOTAL CLIENT ASSETS	$7.9 Tn	$9.3 Tn	+18%
NET NEW ASSETS	$251.7 Bn	$356.3 Bn	+42%
WM PRE-TAX MARGIN	27%	29%	+200 bps
WM REVENUES	$28.4 Bn	$31.8 Bn	+12%
IM REVENUES	$5.9 Bn	$6.5 Bn	+11%
ISG REVENUES	$28.1 Bn	$33.1 Bn	+18%

Mr. Pick's total compensation of $45 million includes an annual base salary of $1,500,000 and performance-based incentive compensation (bonus) of $43.5 million. 75% of Mr. Pick's incentive compensation is deferred for three years and is subject to cancellation and 100% of Mr. Pick's deferred incentive compensation is delivered in the form of PSUs. The significant weighting of performance-based equity aligns with shareholder interests by tying a significant portion of Mr. Pick's compensation to the Firm's long-term financial performance and reinforcing his accountability for the achievement of the Firm's financial and strategic objectives. His ultimate realizable award value is directly linked to prospective performance against core financial metrics over a three-year period. The key features of the PSUs are described in Section 5.4 "Performance Stock Unit Program." Additional shareholder-aligned features of our compensation program are summarized under Section 5.1 "How We Incorporate Performance into CEO Pay Decision" under the heading "How We Ensure CEO Pay Is Tied to Long-Term Sustainable Value Creation."

2025 CEO Incentive Compensation



25%
Cash Bonus

75%
Deferred Compensation

_ _ _ _

_100%_
Delivered in Performance-Vested Long-Term Equity (PSUs)

- **75%** of incentive compensation is deferred
- **100%** of deferred compensation is delivered in performance-vested long-term equity incentive awards (PSUs), which are:
  - Subject to cancellation and clawback for three years
  - Directly linked to prospective performance against core financial metrics over a three-year period
  - Tied to stock price performance

2. How We Think About Pay: Philosophy and Objectives

Morgan Stanley is committed to responsible and effective compensation programs. The Firm's compensation philosophy is fundamental to our goals of attracting, retaining, and motivating our workforce in a competitive market. Our compensation philosophy provides the guiding principles that drive compensation-related decisions. The CMDS Committee continually evaluates the Firm's compensation programs with a view toward balancing the following key objectives, all of which support the Firm's culture and values, and shareholders' interests. As discussed in the "Compensation Governance and Risk Management" section of this proxy statement, the CMDS Committee is also committed to integrating risk management into compensation decisions and maintaining strong governance.

1	Deliver Pay for Sustainable Performance	✓	Deliver an appropriate level of fixed compensation that reflects level of role and scope of responsibility
		✓	Variable annual incentives and performance-vested incentives tied to future performance against strategic objectives
		✓	Consideration of returns for shareholders and appropriate rewards to motivate employees
2	Align Compensation with Shareholders' Interests	✓	75% of CEO incentive compensation is deferred for three years, subject to cancellation
		✓	100% of CEO deferred incentive compensation is equity-based, tied to the Firm's stock
		✓	100% of CEO deferred incentive compensation is performance-vested
		✓	Significant portion of incentive compensation is subject to equity retention requirements
		✓	Prohibitions on hedging, pledging, selling short and trading derivatives
		✓	No excise tax protection upon change-in-control
		✓	Ongoing shareholder engagement to understand shareholder views
3	Mitigate Excessive Risk-Taking	✓	Risk management performance is factored into compensation decisions
		✓	Compensation arrangements do not incentivize unnecessary or excessive risk-taking that could have a material adverse effect on the Firm
		✓	Robust governance around review and approval of compensation programs, including from a risk perspective
4	Attract and Retain Top Talent	✓	Competitive pay levels to attract and retain the most qualified employees in a highly competitive global talent environment
		✓	Incentive awards include vesting and cancellation provisions that retain employees and protect the Firm's interests

3. How We Determine CEO Pay: Framework for Decision

The CMDS Committee uses a disciplined pay-for-performance framework to determine CEO compensation so that compensation is commensurate with the overall performance of the Firm and individual performance. This approach enables the CMDS Committee to make a balanced and informed pay decision that is aligned with overall performance.

The CMDS Committee's CEO compensation framework supports and reinforces the Firm's pay-for-performance philosophy and incorporates four key steps.

Compensation Matters

CEO Compensation Framework

SET PERFORMANCE PRIORITIES	EVALUATE MARKET PAY	ASSESS ABSOLUTE & RELATIVE PERFORMANCE
The Board sets Firmwide and business-segment performance priorities and considers performance against those priorities together with absolute and relative results, in determining final CEO pay	The Committee considers market pay data and peer practices in assessing relative pay positioning	The Committee evaluates absolute and relative performance, including progress against priorities tied to Firmwide goals and peer performance

DETERMINE PAY DECISION

The Committee determines CEO pay based on market pay levels and absolute and relative performance, in consultation with the Board, and determines the form and mix of pay

1. SET FINANCIAL AND NON-FINANCIAL PERFORMANCE PRIORITIES

In the context of the Firm's strategic objectives, at the beginning of the year, the Board sets annual performance priorities tied to Firmwide and business-segment financial and non-financial goals, allowing us to directly reward strategic, long-term performance outcomes; the CMDS Committee's assessment of these priorities informs compensation decisions. Performance priorities include both financial and non-financial performance metrics for the Firm and its business segments. See Section 4.1 "How We Evaluate Performance: Performance Priorities."

2. EVALUATE MARKET PAY

As described in Section 4.2 "How We Evaluate Market Pay," market pay levels and practices of Core Peers are evaluated at the beginning of the year after pay decisions are released as well as throughout the year and at year-end. The CMDS Committee conducts a thorough evaluation of market pay levels and practices of Core Peer firms to assess Morgan Stanley's relative pay positioning. The CMDS Committee considers pay positioning among Core Peers in light of Morgan Stanley's absolute performance and performance relative to the Core Peers to inform its compensation decision-making. The CMDS Committee also considers compensation information for selected financial companies in the S&P 100 Index.

3. ASSESS PERFORMANCE AGAINST PERFORMANCE PRIORITIES AND STRATEGIC OBJECTIVES

The CMDS Committee assesses Firm and CEO performance at year end, including progress in achieving the Firm's strategic objectives and annual absolute and relative performance priorities and the CEO's overall leadership. See Section 4.3 "How We Evaluate Firm Performance: 2025 Performance" and Section 4.4 "How We Evaluate Individual Performance."

4. DETERMINE COMPENSATION BASED ON PERFORMANCE ASSESSMENT

The CMDS Committee determines CEO compensation after year end based on its absolute and relative performance assessment, review of market pay positioning, and discussion with the Board. The CMDS Committee determines the form and mix of CEO compensation that is aligned with the Firm's key compensation objectives. See Section 5.2 "CEO and Other NEO Pay Decisions."

MORGAN STANLEY 2026 PROXY STATEMENT **65**

4. How We Make Pay Decisions: Performance Evaluation and Other Factors

4.1 How We Evaluate Performance: Performance Priorities

NEO compensation for 2025 was determined by the CMDS Committee after consideration of Firm business results, strategic performance, and individual performance (including from a risk management perspective), as well as competitor compensation data and, with respect to the CEO, benchmarking data, and other considerations set forth below.

The CMDS Committee regularly reviews (i) Firm performance with respect to execution of strategic objectives and evaluates executive performance in light of such performance; (ii) executive compensation strategy, including the competitive environment and the design and structure of the Firm's compensation programs to ensure that they are consistent with and support our compensation objectives; and (iii) market trends and legislative and regulatory developments affecting compensation in the United States and globally.

The CMDS Committee approves executive annual incentive compensation after a comprehensive review and evaluation of Firm, business segment and individual performance for the year, and reviews these compensation decisions with our Board.

For 2025, a number of quantitative and qualitative performance priorities in the context of the four pillars of the Integrated Firm and tied to the Firm's strategic objectives were set by the CMDS Committee and the Board at the beginning of the year. See Section 4.3 "How We Evaluate Firm Performance: 2025 Performance." The performance priorities are established based on a directional assessment made at the beginning of the year in light of the market environment and the Firm's strategic objectives, and their attainment or non-attainment does not correspond to any specific compensation decision. To inform its decision-making process for NEO compensation for 2025, the CMDS Committee evaluated Firm and individual performance in light of the pre-established performance priorities. See Section 3 "How We Determine CEO Pay: Framework for Decision," Section 4.3 "How We Evaluate Firm Performance: 2025 Performance" and Section 4.4 "How We Evaluate Individual Performance."

Four Pillars of the Integrated Firm

- STRATEGY
- CULTURE
- FINANCIAL STRENGTH
- GROWTH

How We Evaluate Performance



- CEO leadership and alignment of a strategy with the Board and Management
- Focus on leadership, management, culture, and reputation
- Workforce development, retention, and engagement
- Maintain strong global regulatory standing
- Effective risk and control framework
- Robust Firm financial performance including ROTCE and expense efficiency ratio
- Maintain Firm resilience
- Strong credit ratings
- Business segment performance including profitability and market share
- Generate strong total shareholder returns

4.2 How We Evaluate Market Pay

As discussed in Section 3 "How We Determine CEO Pay: Framework for Decision," the CMDS Committee, in consultation with its independent compensation consultant, Semler Brossy, evaluates market pay throughout the year and at year end to inform its compensation decisions. Market pay levels are evaluated at the start of the year after pay decisions are released, as well as throughout the year and at year-end. The CMDS Committee reviewed available 2024 compensation levels for selected financial companies in the S&P 100 Index, which are intended to reflect institutions of similar size, scope, and complexity.

Selected Financial Companies in the S&P 100 Index

Bank of America Corp. (NYSE: BAC)	AIG (NYSE: AIG)	MasterCard (NYSE: MA)
Citigroup Inc. (NYSE: C)	American Express (NYSE: AXP)	MetLife (NYSE: MET)
Goldman Sachs Group Inc. (NYSE: GS)	BlackRock (NYSE: BLK)	PayPal (NASDAQ: PYPL)
JPMorgan (NYSE: JPM)	Bank of New York Mellon (NYSE: BK)	US Bancorp (NYSE: USB)
Wells Fargo & Company (NYSE: WFC)	Capital One Financial (NYSE: COF)	VISA (NYSE: V)
	Charles Schwab (NYSE: SCHW)	

The CMDS Committee also considered market pay norms for internally promoted CEOs in their second year in the role, that Core Peer CEO pay increased materially for 2024, with certain Core Peers having granted meaningful one-time awards in 2025, and that Mr. Pick's 2024 compensation ranked fifth out of the six Core Peers (including Morgan Stanley) despite strong absolute and relative Firm performance in 2024.

While maintaining our commitment to determining CEO pay in alignment with absolute and relative performance, the CMDS Committee determined during its review that due to meaningful market movement in the pay of CEOs at the Firm's Core Peers for 2024, 2025 being Mr. Pick's second year as CEO, Mr. Pick assuming the additional role of Chairman for 2025, and the Firm's strong absolute and relative performance in 2024, Mr. Pick's 2024 compensation was not sufficiently aligned with current market pay norms. As a result, the CMDS Committee determined that market pay aligned with Mr. Pick's expanded role and Firm performance for 2024 was the more appropriate reference before factoring in its holistic review of absolute and relative Firm and individual performance across financial and non-financial results for 2025. Accordingly, the CMDS Committee realigned the CEO pay used for reference in determining 2025 CEO pay consistent with Morgan Stanley's historical pay positioning among Core Peers at the higher end of the group given Morgan Stanley's 2024 performance on an absolute basis and relative to the Core Peers and the additional factors referenced above.

4.3 How We Evaluate Firm Performance

In its assessment of 2025 performance in determining the annual incentive compensation of the CEO and other NEOs, the CMDS Committee considered Morgan Stanley's overall financial performance and, as applicable, business segment performance and progress towards its strategic objectives and against absolute and relative performance priorities tied to the four pillars that support our Integrated Firm — a clear and consistent **Strategy** in support of clients; a **Culture** of rigor, humility and partnership; **Financial Strength** through strong capital, liquidity and earnings; and **Growth** by investing across the Firm. Management reviewed the Firm's forecasted 2025 financial performance with the CMDS Committee in December 2025, along with both financial and non-financial risk metrics, and the CMDS Committee assessed full-year actual financial results before finalizing compensation decisions in January 2026.

Four Pillars of the Integrated Firm



STRATEGY	CULTURE	FINANCIAL STRENGTH	GROWTH
Clear and Consistent Strategy in Support of Clients	Rigor, Humility and Partnership	Strong Capital, Liquidity and Earnings	Investing Across the Firm

In 2025, Morgan Stanley's clear strategy and balanced business model enabled the Firm to deliver exceptional financial results.

Performance Highlights

Firm	• Achieved record net revenues of $70.6 billion, up 14% from 2024, demonstrating the stability and strength of our Integrated Firm with strong results across all three businesses. Achieved net income applicable to Morgan Stanley of $16.9 billion and EPS of $10.21, which were up 26% and 28%, respectively, from 2024
	• Delivered ROTCE of 21.6% and Efficiency Ratio of 68% in 2025 as compared with ROTCE of 18.8% and Efficiency Ratio of 71% in 2024. 2025 results reflect multi-year investments which have contributed to growth and momentum across the Integrated Firm. Full-year efficiency ratio demonstrated strong operating leverage while continuing to invest in our businesses
	• At a CET1 Ratio of 15.0%, we have approximately 320 bps of excess capital to support clients and invest in the franchise for growth, while maintaining flexibility to return capital to shareholders. The Firm demonstrated prudent capital management while increasing the quarterly dividend by 7.5 cents per share for a fourth year in a row and repurchasing $4.6 billion of outstanding common stock in 2025
Institutional Securities	• Institutional Securities delivered net revenues of $33.1 billion, up 18% from 2024, reflecting record results in Equity, strong Investment Banking revenues on higher client activity, and solid results in Fixed Income. A strong macro-economic backdrop, improving corporate confidence, and open capital markets position us well to continue to capture durable share across Institutional Securities
	• Record Equity net revenues increased across businesses and regions driven by financing revenues from higher client balances in prime brokerage and strong client activity. Fixed Income net revenues increased primarily driven by higher results in macro on increased client activity and in securitized products on lending growth
	• Investment Banking revenues reflected growth across products and regions as the backdrop improved and was supportive of client activity. Fixed Income underwriting revenues increased from 2024 on higher issuance volumes, and Equity underwriting revenues increased on higher convertibles and IPOs. Advisory revenues increased on higher completed M&A transactions

Wealth Management	• Delivered record net revenues of $31.8 billion and pre-tax profit of $9.3 billion, resulting in a record pre-tax margin of 29.3% compared with 27.2% in 2024. Asset management revenues increased from 2024 on elevated assets driven by higher markets and the cumulative impact of positive fee-based flows. Transactional revenues increased, driven by higher levels of client activity across product types
	• Client Assets grew to $7.4 trillion in 2025. Net new assets in the year were $356 billion. Full-year fee-based flows of $160 billion exceeded $100 billion for the fifth consecutive year
Investment Management	• Record net revenues of $6.5 billion were up 11% from 2024. AUM reached a new peak at year-end of $1.9 trillion. Asset management and related fees increased from 2024 on higher average AUM driven by higher market levels. Long-term net flows of $34 billion were supported by ongoing demand for Parametric and Fixed Income strategies

The CMDS Committee considered these results, as well as the performance indicated below, in determining compensation for our NEOs.

STRATEGY

The CMDS Committee evaluated Mr. Pick's execution of a clear and consistent strategy to raise, manage, and allocate capital in support of our institutional and individual clients around the world. In 2025, Mr. Pick continued to execute the Firm's consistent strategy and deliver best-in-class performance, while upholding a strong culture, and retaining and motivating an exceptional, long-tenured leadership team that was critical to sustaining the positive momentum built over years of strategic evolution and long-term shareholder value creation.

Strong results in 2025 are on track or exceeding Firmwide goals supported by our four pillars of the Integrated Firm: Strategy, Culture, Financial Strength, and Growth. Client Asset growth accelerated with an additional $1.4 trillion in 2025. ROTCE exceeded the Firm's goal. Wealth Management's pre-tax margins were at record levels. Institutional Securities continued to gain durable Wallet Share with clients across underwriting and equities trading reflecting the strength of our integrated investment bank and global franchise.

Strategic Objectives

Pillars: STRATEGY; CULTURE; FINANCIAL STRENGTH; GROWTH

	FIRMWIDE GOALS	2024 RESULTS	2025 RESULTS
Client Assets	$10Tn +	$7.9Tn	$9.3Tn
WM Pre-Tax Margin	30%	27%	29%
ISG Wallet Share	Durable Share Gains	✓	✓
Efficiency Ratio	70%	71%	68%
ROTCE	20%	18.8%	21.6%

CULTURE

The CMDS Committee evaluated Mr. Pick's continued cultivation of a culture of rigor, humility, and partnership that fosters the Integrated Firm and benefits relationships with clients, continued development of top executives and commitment to shareholders. The Firm's culture is reflected in the retention of a tenured and aligned leadership team that promotes deep business experience and a consistent standard of excellence. Under Mr. Pick's leadership, the Firm continued to embody Morgan Stanley's strong culture and promote opportunities for our employees to grow and develop in their careers, including providing opportunities for senior leaders to collaborate cross-divisionally and work across the Integrated Firm. Consistent with the Firm's culture, senior leaders are aligned for the Integrated Firm's long-term success and well positioned to mentor our pipeline of talent who will become the future leaders of the Firm.



Continuity Across the Firm	Cross-Firm Experience Embedded in Leadership
Average Length of Service	
~24 YEARS Firm Operating Committee	**~69%** of Management Committee Has Worked in Multiple Divisions or Regions
~25 YEARS Firm Management Committee	
~15 YEARS Managing Directors	**~43%** of All Managing Directors Have Worked in Multiple Divisions or Regions

Rigor, Humility, and Partnership

FINANCIAL STRENGTH

The CMDS Committee evaluated Mr. Pick's accomplishments with respect to the Firm's financial strength through strong capital, liquidity and earnings. 2025 was an exceptional year for the Firm, marked by deliberate execution of our strategy.

- The Firm's trusted advisor franchise across all business segments drove revenue, asset and client share growth, while maintaining strong capital and growing the dividend.
- Our Wealth Management and Investment Management businesses ended the year with $9.3 trillion in total Client Assets, the Firm delivered a full-year ROTCE of 21.6% and the Firm generated a record EPS of $10.21 for the full year.
- The Firm accreted $8.1 billion of CET1 capital while supporting our clients, growing our business and returning capital to shareholders. The CET1 Ratio at December 31, 2025, was 15.0%.
- The Firm continued to prudently grow the dividend, invest in the three businesses and across our infrastructure, and repurchase stock.
- The Firm raised the quarterly dividend by $0.075 per share for a fourth year in a row to $1.00 per share and, for the full year, bought back $4.6 billion of common stock.
- In 2025, the Firm effectively deployed capital to support clients and translated that into earnings growth.



Total Client Assets

Wealth & Investment Management Total Client Assets ($Tn)

2023	2024	2025
6.6	7.9	9.3

Revenue Growth

Net Revenues ($Bn)

2023	2024	2025
54.1	61.8	70.6

Robust Excess Capital

Common Equity Tier 1 Ratio (%)

2023	2024	2025
15.2%	15.9%	15.0%
12.9%	13.5%	11.8%

■ Regulatory Requirement

Supporting Consistent Dividend Growth

Quarterly Dividend per Share ($)

2023	2024	2025
0.85	0.93	1.00



2025 ROTCE (%)

Morgan Stanley	Core Peers
21.6%	14.5%

The Firm also continued to generate strong shareholder returns reflecting consistently excellent performance and durable growth. Five-year shareholder returns continue to outpace Core Peers and benefit shareholders, and one-, three- and five-year shareholder returns outperformed the S&P 500 Financials Index.



1-Year (2025) TSR

- Morgan Stanley: 45%
- Core Peers: 46%
- S&P 500 Fin. Index: 15%

3-Year (2023–2025) TSR

- Morgan Stanley: 131%
- Core Peers: 149%
- S&P 500 Fin. Index: 68%

5-Year (2021–2025) TSR

- Morgan Stanley: 204%
- Core Peers: 188%
- S&P 500 Fin. Index: 103%

GROWTH

The CMDS Committee evaluated Mr. Pick based on generation of new opportunities to capture client share and grow the business through strategic investments across the Firm. The Firm's focus on long-term strategy has led to average EPS and ROTCE over the last decade that reflect the transformation of Morgan Stanley's business model.



Earnings Growth

EPS ($)

2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
2.92	3.07	4.73	5.19	6.46	8.03	6.15	5.18	7.95	10.21

- 2016 – 2020 Average: $4.47
- $7.50

Higher Returns

ROTCE ($)

2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
9.3%	9.2%	13.5%	13.4%	15.2%	19.8%	15.3%	12.8%	18.8%	21.6%

- 2021 – 2025 Average: 17.6%
- 12.1%

Each business segment grew in 2025. Institutional Securities achieved record net revenues of $33.1 billion reflecting record results in Equity, strong Investment Banking revenues on higher client activity, and solid results in Fixed Income. Wealth Management achieved record net revenues of $31.8 billion and pre-tax profit of $9.3 billion, resulting in a pre-tax margin of 29.3%, with fee-based flows of $160 billion and net new assets of $356 billion. Investment Management achieved record net revenues of $6.5 billion on higher average AUM, with long-term net inflows of $34 billion.

Net Revenues



($Bn)

	2023	2024	2025
Total	$54.1	$61.8	$70.6
Investment Management	$5.4	$5.9	$6.5
Wealth Management	$26.3	$28.4	$31.8
Institutional Securities	$23.1	$28.1	$33.1

■ Institutional Securities　■ Wealth Management　■ Investment Management

Under Mr. Pick's leadership, for 2025, the Firm achieved strong financial performance across revenues, net income and EPS, and delivered a record year for Morgan Stanley, reflecting prudent investments for growth and operating leverage. Multiyear investments for growth in each of Wealth Management, Institutional Securities and Investment Management via talent, clients, resiliency, technological innovation, the integration of acquisitions and the execution of the Integrated Firm were supported by ongoing disciplined prioritization of our expense base.

Expanding Our Capabilities Through Strategic Investments and Inorganic Growth Opportunities

Areas of Investments	Acquisitions
Talent Across Businesses	Smith Barney
Differentiated Client Solutions	Mesa West
Expanded Bank Offering	Solium
World-Class Tech and Modernization	E*TRADE
Infrastructure to Support Growth	Eaton Vance
The Integrated Firm	EquityZen

FY 2025 Results: $70.6Bn in Net Revenues, $10.21 EPS, and 21.6% ROTCE

4.4 How We Evaluate Individual Performance

In addition to the performance factors discussed above, the CMDS Committee considered the following individual contributions of the CEO and each other NEO.

Edward Pick
Chairman and
Chief Executive Officer



- Outstanding performance in the second year as CEO and the first year as Chairman of the Board, demonstrated by the Firm's exceptional results and Mr. Pick's consistent execution of the Firm's strategy — raising, managing and allocating capital

- Executed on strategic objectives including continued focus on the Firm's four pillars of the Integrated Firm — Strategy, Culture, Financial Strength, and Growth — to drive revenue, strong capital, liquidity, and earnings, maintain expense discipline, invest in risk and controls and technological innovation to deliver the full integrated Firm to clients

- Achieved exceptional Firm financial performance, with net revenues at a record $70.6 billion (up 14%), net income applicable to Morgan Stanley of approximately $16.9 billion, and EPS also a record of $10.21

- Delivered pre-tax profit of $22.0 billion (up 25%), full-year ROTCE of 21.6% and an efficiency ratio of 68%

- The CET1 Ratio at December 31, 2025 was 15.0%, after accreting $8.1 billion of CET1 capital during the year, evidence of continued prudent capital management with over 300 bps of excess capital while growing and investing in the business

- Continued to increase returns to shareholders as the quarterly dividend increased by $0.075 per share for a fourth year in a row to $1.00, with total dividends of $6.1 billion paid in 2025

- Achieved market capitalization of $282 billion (an increase of 39%), retained the Firm's premium valuation among peers, and delivered total shareholder returns of 45%

- Effectively managed the Firm's risk appetite leveraging vast industry and Firm experience to think strategically and proactively about potential risks with a continued focus on taking and managing risk based on a rigorous assessment in the context of a robust and nimble global risk and control framework

- Upheld the Firm's commitment to a culture of partnership, rigor and humility, traveling around the world to meet with clients, employees and the Firm's regulators setting the cultural tone as a leader

- Retaining and motivated an exceptional, long-tenured leadership team that was critical to sustaining the positive momentum built over years of strategic evolution and long-term shareholder value creation

- Continued commitment to attracting and developing talent, positioning the business as an employer of choice and providing talented executives with opportunities globally to expand their responsibilities and learn more about the Firm

Sharon Yeshaya
Chief Financial Officer



- Delivered another exceptional year as Chief Financial Officer, with continued emphasis on articulating the Firm's strategy with investors, regulatory evolution and a strong control environment

- Continued to demonstrate leadership and technical acumen in analyzing complex potential regulatory capital and accounting changes and working externally to provide fact-based and commercial suggestions to balance effective regulation with economic growth

- Led with strong focus on efficiency and expense management through collaboration with businesses and infrastructure, enabling further investment of high-priority initiatives to enable growth

- Led ongoing strategy to enhance and modernize key processes within Finance, including through the use of Artificial Intelligence (AI), to provide efficiencies and permit more focus on strategic initiatives

- Actively engaged on regulatory and advocacy topics, particularly with respect to capital reform efforts and our annual stress test, establishing credibility-based outcomes through her deep knowledge of potential impacts to business activities and the real economy, all with consideration of safety and soundness to the financial system

- Continued to actively engage with research analysts, shareholders, media, regulators, and clients globally to communicate the Firm's strategy

- Maintained a focus on culture, including employee engagement, mentoring/sponsorship and attracting new talent

Andrew M. Saperstein
Co-President, Head of Wealth Management and Investment Management



- Continued leadership as the Firm's Co-President with responsibility for Wealth Management and Investment Management, promoting growth and advancing strategic objectives aligned to the four pillars of the Integrated Firm to deliver the full, integrated Firm to clients

- Delivered record results for Wealth Management, including net revenues of $31.8 billion, pre-tax profit of $9.3 billion and a 29.3% pre-tax margin, reflecting substantial increases above prior-year results; "Category of 1" performance across key business metrics: #1 in revenues, net new asset growth percentage, fee-based flows, fee-based assets and fee-based asset growth

- Completed the acquisition of EquityZen, which aligns to the Firm's strategy by further accelerating private markets capabilities and broadening investment opportunities for Wealth Management clients

- Client assets in Wealth Management were $7.4 trillion and AUM in Investment Management were $1.9 trillion at year end, on the path to our goal of beyond $10 trillion in Client Assets

- Delivered continued growth for Investment Management, including record net revenues of $6.5 billion and pre-tax profit of $1.5 billion with long-term net flows of $34 billion, all substantially above prior-year results

- Co-led the Firm's AI strategy, including development of leading generative AI capabilities in both Wealth Management and Investment Management

- Strong, proactive, and balanced management of financial and non-financial risks matters during a year of numerous market and geopolitical changes

- Commitment to talent acquisition development and retention; along with other Co-President, recognized as a strong brand ambassador, reinforcing a culture of excellence and collaboration

Daniel A. Simkowitz
Co-President, Head of
Institutional Securities



- Continued leadership as the Firm's Co-President with responsibility for Institutional Securities, promoting growth and advancing strategic objectives aligned to the four pillars of the Integrated Firm to deliver the full, integrated Firm to clients

- Delivered a second consecutive year of exceptional financial performance for Institutional Securities, with record net revenues of $33.1 billion and pre-tax profit of $11.2 billion and revenues increased 18% from the prior year with non-interest expenses increasing only 13%, showing the leverage in the business

- Achieved revenue growth across business lines with Investment Banking, Equity and Fixed Income revenues increased by 23%, 28% and 4%, respectively, from the prior year

- Increased top-tier global Wallet Share from 2023 by 120 bps (higher than Core Peers) consistent with the Firm's goal of durable share gains over the long term for the business

- Strong strategic focus on executing our integrated investment bank strategy, including AI enhancements and the launch of new cross-functional initiatives to better engage clients

- Critical in advancing global business growth and cohesion, including strategic initiatives such as the Japan Summit and Middle East Capital Introduction, and a focus on innovative financing activities

- Continued focus on maintaining robust risk and control framework with a proactive and balanced approach to managing financial and non-financial risk during a year of numerous market and geopolitical changes

- Commitment to talent acquisition, development and retention; along with other Co-President, recognized as a strong brand ambassador, reinforcing a culture of excellence and collaboration

Eric F. Grossman Chief Legal Officer and Chief Administrative Officer 	• Strong leadership and strategic acumen as Chief Legal Officer with responsibility for Legal, Non-Financial Risk (Compliance, Global Financial Crimes and Operational Risk), Regulatory Relations and Government Relations, and as Chief Administrative Officer with responsibility for External Affairs and Corporate Services
	• Counselled senior management and the Board on business activities, significant litigation matters, and strategic transactions as well as U.S. and global regulatory developments; promoted AI usage in all areas of coverage to foster efficiencies and optimal focus on value-add activities
	• Oversight of the Firm's litigation strategy led to several successful resolutions, all while minimizing adverse consequences
	• Ongoing engagement with key regulators and leading the Firm's regulatory advocacy efforts has positioned the Firm well amid evolving policy landscapes
	• Instrumental in developing the Firm's non-financial risk framework and helping to manage the Firm's risk and control environment maintaining strong collaboration with other control function and business leaders
	• Served as chair of the Firm's Enterprise Regulatory Oversight Committee that provides oversight of significant regulatory matters and oversaw the review of potentially significant franchise risks in connection with transactions, activities or clients as chair of the Global Franchise Committee
	• Leadership and an innovative approach across External Affairs and Corporate Services, including with respect to communications strategy, philanthropic activities, global supplier strategy, real estate and security, have enabled business growth while maintaining operational integrity and preserving a strong global reputation
	• Maintained a strong focus on building an inclusive culture with regular participation in talent development and mentorship and the promotion of pro bono initiatives

4.5 What Else We Factor into Pay Decisions

RISK MANAGEMENT

The Firm maintains strong risk management policies, considers the risk attributes of the Firm's incentive compensation arrangements and incorporates financial and non-financial risk management performance factors, including conduct risk, in making compensation decisions. For a description of the Firm's processes for taking risk management into consideration in compensation decisions, see "Compensation Governance and Risk Management."

COMPENSATION MARKET DATA

During 2025, the CMDS Committee reviewed analyses of pay levels for our competitors, including historical compensation data obtained from public filings and compensation surveys conducted by consultants on an unattributed basis, as well as compensation plan design.

While market data provides the CMDS Committee with useful information regarding our competitors, the CMDS Committee does not target specific pay positioning (e.g., a specific percentile), nor does it use a formulaic approach in determining competitive pay levels. Instead, the CMDS Committee uses the data as a reference, to be considered in the context of each NEO's performance over a multi-year period and the CMDS Committee's assessment of the value the individual delivers to the Firm.

The CMDS Committee also uses a Comparison Group to understand market practices and trends, evaluate the competitiveness of our compensation programs, and inform compensation decisions. Our Comparison Group consists of companies that either directly compete with the Firm for business and/or talent or are global organizations with scope, size, or other characteristics similar to those of the Firm. There were no changes to our Comparison Group for 2025.

Comparison Group

Bank of America Corp. (NYSE: BAC) Citigroup Inc. (NYSE: C) Goldman Sachs Group Inc. (NYSE: GS) JPMorgan (NYSE: JPM)	Wells Fargo & Company (NYSE: WFC) Barclays Plc (NYSE: BCS) Deutsche Bank AG (NYSE: DB) UBS AG (NYSE: UBS)

RELATIVE PAY CONSIDERATIONS

We place importance on the pay relationships among members of our Operating Committee because we view our Operating Committee members as highly talented executives capable of rotating among the leadership positions of our businesses and key functions. Our goal is to be in a position for the Board to appoint our most senior executives from within our Firm and to incentivize our people to aspire to senior executive roles. At year end, the CMDS Committee reviewed the relative differences between the compensation for the CEO and other NEOs and between the NEOs and other members of the Operating Committee.

INPUT AND RECOMMENDATIONS FROM THE CEO, INDEPENDENT DIRECTORS, AND INDEPENDENT CONSULTANT

At the end of the year, Mr. Pick presented the CMDS Committee with performance assessments and compensation recommendations for each NEO, other than himself. See the "Compensation Governance and Risk Management" section of this proxy statement for a description of the performance assessment process. The CMDS Committee reviewed these recommendations in light of the performance assessments with its independent compensation consultant, Semler Brossy, to assess whether they were reasonable compared with the market for executive talent and met in executive session to discuss the performance of our CEO and the other NEOs and to determine their compensation. In addition, the CMDS Committee and Board reviewed proposed NEO incentive compensation with Mr. Pick, and the CMDS Committee reviewed CEO compensation with the Board other than Mr. Pick.

COMPENSATION EXPENSE CONSIDERATIONS

Prior to determining individual NEO incentive compensation, the CMDS Committee reviewed and considered the relationship between Firm performance, total compensation expense (which includes compensation costs such as base salaries, allowances, benefits, commissions, amortization of prior deferred compensation awards and severance costs), and incentive compensation as a subset of overall compensation expense. This exercise furthers the balancing of the objectives of delivering returns for shareholders, while providing appropriate rewards to motivate superior individual performance.

GLOBAL REGULATORY PRINCIPLES

The Firm's compensation practices are subject to oversight by our regulators in the United States and internationally. For example, the Firm is subject to the Federal Reserve guidance that is designed to help ensure that incentive compensation paid by a banking organization does not encourage imprudent risk-taking that threatens the organization's safety and soundness. The Firm is also subject to the compensation-related provisions of the Dodd-Frank Act, as well as the remuneration code of the U.K. Financial Conduct Authority and the U.K. Prudential Regulation Authority Rulebook, which prescribes the compensation structure for certain employees who are identified as material risk-takers, and the European Banking Authority guidelines on sound remuneration policies.

COMPENSATION CONTROLS

Together with senior management, the CMDS Committee oversees the Firm's controls regarding the year-end compensation process, including policies and procedures for compensation plan governance, funding and allocating the incentive compensation pool, and the use of discretion in determining individual incentive compensation awards; processes for identifying "risk-taking" employees; and processes to administer incentive compensation clawback and cancellation features.

TAX DEDUCTIBILITY

Section 162(m) of the Internal Revenue Code (Section 162(m)) limits the tax deductibility of compensation for certain executive officers that is more than $1 million. The CMDS Committee continues to have the flexibility to pay nondeductible compensation if it believes it is in the best interests of the Firm.

5. How We Pay: Pay Decisions and Program Elements

5.1 How We Incorporate Performance into CEO Pay Decision

The 2025 pay decision for the CEO was made by the CMDS Committee, in consultation with the Board, following its assessment of Mr. Pick's performance relative to the Firm's absolute and relative performance priorities and strategic objectives aligned with the CMDS Committee's CEO compensation framework, as well as its evaluation of market pay. The CMDS Committee based its 2025 CEO pay decision on its assessment of Mr. Pick's performance as outstanding during his second year as CEO and first year as Chairman of the Board, evidenced by the Firm's exceptional results and Mr. Pick's consistent execution of the Firm's well-defined strategy of raising, managing and allocating capital. The CMDS Committee determined that the 2025 pay decision for Mr. Pick of $45 million, with shareholder-aligned features, was appropriate.

2025 Performance Evaluation

STRATEGY	• Executed a well-defined strategy of raising, managing, and allocating capital while delivering the full, integrated Firm to clients
CULTURE	• Delivered exceptional financial performance with best-in-class ROTCE of 21.6% and record Net Revenues of $70.6Bn
FINANCIAL STRENGTH	• Maintained strong capital and liquidity positions while driving earnings growth and operating leverage • Increased tenure as CEO with the addition of Chairman responsibilities, and continued to retain and motivate an exceptional leadership team
GROWTH	• Continued to retain premium valuation and deliver strong total shareholder returns

2025 CEO Compensation Elements

75%* Equity

100% Performance-Vested

32.6 At-Risk

Shares earned can range from 0 to 1.5x of target based on three-year performance against robust absolute and relative ROTCE objectives, and up to 2.0x target for significant outperformance

25%* Cash Bonus — 10.9

Salary — 1.5

Total Pay — $45MM**

* % of Incentive Compensation

** This is the amount the CMDS Committee awarded to the CEO in early 2026 for 2025 performance. This amount differs from the SEC required disclosure in the "2025 Summary Compensation Table."

Annual NEO pay in a given year is typically delivered in a combination of fixed compensation (base salary), cash incentive compensation, and deferred incentive compensation provided as time-vested deferred restricted stock units (RSUs) and a long-term incentive program award in the form of PSUs, with the same key features as the CEO compensation elements.

In determining the portions of CEO compensation to award as cash incentive compensation, deferred incentive compensation, RSUs and/or PSUs, the CMDS Committee considers applicable regulatory requirements and guidelines for deferral, as well as market practices and shareholder feedback. For 2025, a significant portion of pay is deferred, all of which is awarded in equity that is subject to future stock price performance, cancellation and clawback and future achievement of specified financial objectives over a three-year period.

The CMDS Committee believes that emphasizing equity, and PSUs in particular, in the compensation mix aligns the CEO's interests with those of shareholders by fostering a focus on the Firm's long-term success while discouraging excessive risk-taking. Additionally, a competitive annual cash incentive compensation opportunity serves as a strong motivator for performance. For 2025, all NEOs received a higher proportion of their equity-based compensation in PSUs and the CEO received all of his equity-based compensation in PSUs.

These elements of our compensation program reflect the Firm's compensation philosophy and support the key compensation objectives, discussed in Section 2, including delivering pay for sustainable performance.

How We Ensure CEO Pay Is Tied to Long-Term Sustainable Value Creation

Deferred Incentive Compensation	✓ 75% of 2025 CEO incentive compensation deferred with vesting in year three
	✓ Subject to strong cancellation provisions and clawback policy
	✓ No automatic vesting on change in control; double trigger in place
Equity-Based Compensation	✓ 100% of 2025 CEO deferred incentive compensation equity-based
	✓ Significant portion of equity-based compensation aligns employee and shareholder interests
	✓ Share ownership and retention requirements; for CEO, 10x salary and 75% retained first five years; 50% thereafter
Performance-Vested Equity Incentive Award	✓ 100% of 2025 CEO deferred incentive compensation is performance-vested, consistent with shareholder feedback
	✓ Shares earned can range from 0 to 1.5x target based on three-year performance against robust absolute and relative ROTCE objectives, and up to 2.0x target for significant outperformance
	✓ Absolute and relative ROTCE performance objectives ensure award continues to be in alignment with Firm performance and strategic objectives, while maintaining strong alignment with shareholder interests
Best Practices	✓ Comprehensive provisions permit cancellation of awards and clawback policy requires repayment of previously awarded compensation, even absent misconduct
	✓ Material risk, control and conduct issues factored into pay decisions, and compensation adjusted, if appropriate
	✓ Robust prohibitions on pledging, hedging, selling short or trading derivatives
	✓ No excise tax protection upon a change in control
	✓ Formal annual compensation risk review
	✓ CMDS Committee independent compensation consultant
	✓ No golden parachutes
	✓ No guaranteed bonuses
	✓ No special severance

Section 5.2 "CEO and Other NEO Pay Decisions" contains the compensation decisions (both the amount and mix of compensation elements) for each NEO. Sections 5.3 "Annual Pay Program Elements" and 5.4 "Performance Stock Unit Program" contain more detail about the elements and key features of our annual compensation program.

5.2 CEO and Other NEO Pay Decisions

The table below shows the CMDS Committee's 2025 compensation decisions for the NEOs, which is different from the SEC required disclosure in the "2025 Summary Compensation Table." The compensation reported in rows 1 and 2 below are also reported in the "2025 Summary Compensation Table." The awards reported in rows 3 and 4 are not reportable in the "2025 Summary Compensation Table" because they were not granted in 2025; they will be reportable next year in the 2026 Summary Compensation Table, in accordance with SEC rules. The awards reported in rows 3 and 4 were granted on January 16, 2026, after the date of the release of 2025 year-end earnings. Equity grants are not timed to take advantage of material nonpublic information (MNPI). Annual grants of year-end equity awards are made after the public release of the Firm's earnings. The timing practices of the Firm's equity grants are described in more detail in Section 5.5 "Additional Pay Governance Practices — Timing of Equity Grants."

75% of Mr. Pick's 2025 incentive compensation is deferred for three years and is subject to cancellation and 100% of Mr. Pick's deferred incentive compensation is delivered in the form of PSUs. The significant weighting of performance-based equity aligns with shareholder interests by tying a significant portion of Mr. Pick's compensation to the Firm's long-term financial performance and reinforcing his accountability for the achievement of the Firm's financial and strategic objectives. His ultimate realizable award value is directly linked to prospective performance against core financial metrics over a three-year period. The key features of the PSUs are described in Section 5.4 "Performance Stock Unit Program," including the absolute and relative ROTCE performance metrics, payout levels, vesting requirements, and cancellation and clawback provisions.

For other NEOs, the amount of incentive compensation that is deferred is based on a deferral table, which results in a more significant deferral at higher incentive compensation levels.

		Mr. Pick	Ms. Yeshaya	Mr. Saperstein	Mr. Simkowitz	Mr. Grossman
1.	Base Salary	$ 1,500,000	$ 1,000,000	$ 1,000,000	$ 1,000,000	$ 1,000,000
2.	Cash Incentive Compensation (Bonus)	$10,875,000	$ 7,887,500	$11,187,500	$11,187,500	$ 7,887,500
3.	Deferred Equity Award (2025 RSUs)[a]	$ —	$ 7,056,250	$ 7,634,375	$ 7,634,375	$ 7,056,250
4.	2026–2028 Performance-Vested Equity Award (2025 PSUs)[b]	$32,625,000	$ 7,056,250	$14,178,125	$14,178,125	$ 7,056,250
	Total (sum of rows 1–4):	**$45,000,000**	**$23,000,000**	**$34,000,000**	**$34,000,000**	**$23,000,000**

[a] *Consists of RSUs granted in January 2026 for performance in 2025 (2025 RSUs). Ms. Yeshaya received 36,965 RSUs, Mr. Saperstein received 39,994 RSUs, Mr. Simkowitz received 39,994 RSUs, and Mr. Grossman received 36,965 RSUs (in each case, calculated using the volume-weighted average price of Firm common stock of $190.8876 on January 16, 2026, the grant date). The 2025 RSUs are scheduled to vest and convert to shares of Firm common stock (and cancellation provisions lift) on January 27, 2029.*

[b] *Consists of PSUs granted in January 2026 for forward-looking performance (2025 PSUs). The target number of the 2025 PSUs granted to Mr. Pick is 170,912 stock units, to Ms. Yeshaya is 36,964 stock units, to Mr. Saperstein is 74,274 stock units, to Mr. Simkowitz is 74,274 stock units, and to Mr. Grossman is 36,964 stock units (in each case, calculated using the volume-weighted average price of Firm common stock of $190.8876 on January 16, 2026, the grant date).*

5.3 Annual Pay Program Elements

The following chart provides a summary of the principal elements of the Firm's 2025 annual compensation program for our NEOs. In determining the appropriate pay mix for our NEOs, the CMDS Committee considers the fixed and variable, and upfront and deferred, components of their respective pay.

Each NEO receives a fixed base salary and is eligible to receive variable discretionary annual incentive compensation for prior-year performance. Annual incentive compensation is intended to reward NEOs for achievement of the Firm's financial and strategic objectives over the prior year, and individual performance, including risk management, and is delivered in a mix of cash incentive compensation (bonus) and deferred incentive compensation in the form of deferred equity. For NEOs other than the CEO, the amount of incentive compensation that is deferred is based on a deferral table, which provides for a more significant deferral at higher incentive compensation levels.

For 2025, the CMDS Committee granted 100% of the CEO's deferred incentive compensation in equity-based PSUs and 100% of each NEO's deferred incentive compensation in equity-based RSUs and PSUs, aligning compensation with shareholders' interests. The PSUs, which are subject to future achievement of specified financial objectives over a three-year period, are described in more detail in Section 5.4 "Performance Stock Unit Program."

	Purpose	Features
Base Salary	• Reflects level of experience and responsibility • Intended to be competitive with salaries for comparable positions at competitors • Only fixed source of compensation	• Reviewed periodically and is subject to change for, among other reasons, changes in responsibilities or the competitive environment • Unchanged in 2025
Cash Incentive Compensation (Bonus)	• Aligned with competitive pay approaches	• Determined and awarded in the year following the performance year • More highly compensated employees continue to be subject to higher deferral levels
Deferred Equity Incentive Compensation Award — RSUs	• Provide a competitive mix of time-based, in addition to performance-vested, equity awards • Link realized value to shareholder returns • Terms of awards support retention objectives and mitigate excessive risk-taking over a three-year deferral period	• See Section 5.5 "Additional Pay Governance Practices — Clawback Policies and Procedures" • RSUs and PSUs are subject to cancellation for prohibited engagement in competitive activity or conduct constituting cause (including any act or omission that constitutes a breach of obligation to the Firm, including failure to comply with internal policies, or compliance, ethics or risk management standards, and failure or refusal to perform duties satisfactorily, including supervisory and management duties), disclosure of proprietary information, and improper solicitation of employees or clients
Performance-Vested Incentive Compensation Award — PSUs	• Link realized value to future performance against strategic objectives and shareholder returns • Terms of awards support retention objectives and mitigate excessive risk-taking over a three-year performance period	• RSUs and PSUs are subject to clawback if an employee's act or omission (including with respect to direct supervisory responsibilities) causes a restatement of the Firm's consolidated financial results, constitutes a violation of the Firm's global risk management principles, policies, and standards, or causes a loss of revenue associated with a position on which the employee was paid and the employee operated outside of internal control policies • For Operating Committee members (including executive officers), RSUs and PSUs are also subject to clawback if the CMDS Committee determines that the Operating Committee member had significant responsibility for a material adverse outcome for the Firm or any of its businesses or functions • PSUs are also subject to clawback if excess shares are delivered based on a financial statement that was later required to be restated due to a restatement (without regard to fault or misconduct) within the three fiscal years preceding the date the restatement was required • RSUs and PSUs are subject to equity ownership commitment • For PSUs, see also Section 5.4 "Performance Stock Unit Program"

5.4 Performance Stock Unit Program

The PSUs granted on January 16, 2026 (2025 PSUs) tie a significant portion of each NEO's compensation to the Firm's long-term financial performance and reinforce the NEO's accountability for the achievement of the Firm's financial and strategic objectives. The ultimate realizable award value is directly linked to prospective performance against core financial metrics over a three-year period. The PSUs are also denominated in shares and linked to the value of Morgan Stanley common stock.

The CMDS Committee reviews and evaluates the structure and terms of the PSU program at least annually to ensure it is appropriately balanced, aligned with strategic objectives and competitive with the market, and continues to attract, retain and motivate top talent at the executive level. Upon review, in 2025, the CMDS Committee determined that the PSU program was broadly consistent with its objectives and peer practices, but that there were several areas of opportunity for changes that effectively reinforce shareholder alignment and sustained performance.

How We Enhanced Shareholder Alignment of PSU Program

LONG-TERM, SUSTAINABLE FOCUS	STRONGER EXECUTIVE OWNERSHIP	HEIGHTENED PERFORMANCE STANDARDS	DRIVE ACCOUNTABILITY
Align max performance threshold to Firmwide ROTCE goal	Increase PSU amounts for CEO and Named Executive Officers	Combined and increased ROTCE thresholds	Extend participation to the Firm's Management Committee

The CMDS Committee refined the PSU program design with a focus on long-term sustainable performance and to align its structure with the Firm's strategic goals and peer practice. The absolute and relative metrics were combined so that payout is based on relative ROTCE for performance within a range and absolute ROTCE for performance outside of that range. The relative scale offers a balanced framework that ensures outcomes remain competitive and fair in a challenging market environment and the absolute scale offers upside for outsized internal performance and restricts outcomes in the event of underperformance. Changes to the program design also include implementing payout governors, including a TSR-based governor that caps payout at 1.5x in order to balance an increase to the maximum threshold and maintain shareholder alignment.

The CMDS Committee also increased the percentage of the CEO's and other Operating Committee members' deferrals delivered in PSUs. For 2025, the CEO received 100% of his deferred incentive compensation award in PSUs, the Co-Presidents received 65% of their deferred incentive compensation awards in PSUs, and other Operating Committee members received 50% of their deferred incentive compensation awards in PSUs.

In addition, the CMDS Committee heightened the performance standards of the PSU program. The absolute ROTCE performance required to achieve a 1.5x payout was increased from 16% to 17%, and a new outperformance goal of 20% ROTCE over the three-year performance period was introduced to achieve a maximum 2.0x payout. The addition of this outperformance goal is responsive to shareholder feedback that the PSU performance objectives should align with the Firm's strategic objectives. A 2.0x multiplier is common across S&P 500 companies and can only be achieved for performance that aligns with the Firm's ROTCE goal, which has historically been challenging to achieve over a three-year performance period and has never been achieved in the history of the PSU program. These changes, along with the other refinements to the PSU program, were reviewed with the Chief Risk Officer to ensure that the program continues to discourage imprudent risk taking.

The CMDS Committee also expanded eligibility of the PSU program from the Operating Committee to the Management Committee of the Firm in order to capture all senior executives and promote their accountability for achieving the Firm's strategic goals.

GENERAL TERMS

The 2025 PSUs will vest and the realized award value based on the units earned will be delivered at the end of the three-year performance period upon the Firm's achievement of predetermined performance objectives with respect to the Firm's average ROTCE and/or the Firm's average ROTCE relative to the ROTCE of each member of a peer group, as set forth below, over the period beginning on January 1, 2026, and ending on December 31, 2028. These performance objectives are consistent with, and drive, the Firm's long-term strategy, reflective of the strategic objectives and the performance priorities in Sections 4.1 "How We Evaluate Performance: Performance Priorities" and 4.2 "How We Evaluate Firm Performance: 2025 Performance." While each participant was awarded a target number of PSUs, the actual number of units earned could vary from zero, if performance objectives are not met, to up to 1.5x target, if performance objectives are meaningfully exceeded, and 2.0x target in the event of sustained outperformance. No participant will receive any portion of the PSU award if the threshold performance objectives are not met.

The 2025 PSUs earn cash dividends that accrue interest at the short-term Treasury rate then in effect, compounded monthly, through the scheduled conversion date. The PSU awards remain subject to cancellation upon certain events until they are settled. PSUs awarded to the NEOs are settled 50% in shares of Morgan Stanley common stock and 50% in cash. All other PSU awards are settled 100% in shares of Morgan Stanley common stock. If, after settlement of the PSU awards, the CMDS Committee determines that the performance certified by the CMDS Committee was based on materially inaccurate financial statements, then the settlement amount will be subject to clawback by the Firm. PSU awards are also subject to any clawback policy adopted by the Firm from time to time, including to comply with applicable rules and regulations (including the Dodd-Frank Act and the regulations and listing standards adopted thereunder). The Firm has adopted a clawback policy (the Morgan Stanley Compensation Recoupment Policy) to comply with the Dodd-Frank Act and the regulations and listing standards adopted thereunder.

PERFORMANCE OBJECTIVES

The number of PSUs earned (subject to vesting and the other terms and conditions of the award) based on the Firm's average ROTCE over the three-year performance period (MS ROTCE) and/or the Firm's average ROTCE over the three-year performance period relative to the ROTCE of each member of a peer group (ROTCE Comparison Group) over the same three-year performance period (Relative ROTCE), as applicable, will be determined by multiplying the number of PSUs representing the target award by a multiplier as follows (for performance between two thresholds, straight-line interpolation applies):

METRIC	3-YEAR AVERAGE		MULTIPLIER
100% Absolute ROTCE	≥20%		2.0x
	17%		1.5x
100% Relative ROTCE	6% to < 17%	≥75th %ile	1.5x
		55th %ile	1.0x
		25th %ile	0.5x
		< 25th %ile	0.25x
100% Absolute ROTCE	< 6%		0.0x

* *The ROTCE Comparison Group is Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan, UBS Group and Wells Fargo.*

However, in no event will the multiplier (i) exceed 1.0 if MS ROTCE over the performance period is less than 9%, (ii) exceed 1.5 if Morgan Stanley does not demonstrate positive TSR over the performance period, or (iii) be less than 1.0 if MS ROTCE is greater than 14% over the performance period.

The CMDS Committee believes that an ROTCE objective is aligned with Firm strategic objectives, given that ROTCE is a key Firm performance priority and that the significant proportion of executive compensation awarded in the form of equity-based awards appropriately aligns executives' interests with those of shareholders and motivates executives to work to achieve strong shareholder returns. In addition, ROTCE is an objective financial measure used as a performance criterion in performance equity programs of many of the Firm's peers.

As described in further detail in note 2 to the "2025 Grants of Plan-Based Awards" table, each of our NEOs received a PSU award in January 2025 (2024 PSUs).

PSU PROGRAM PERFORMANCE

The CMDS Committee has consistently set performance objectives for our PSUs that are consistent with the Firm's long-term objectives and strategy. The variability over time of the percentage of our PSUs that have been earned demonstrates a strong pay-for-performance link. Since the inception of the program in 2009, the average of the payouts of all 13 annual PSU awards up to and including the PSUs granted in 2022 (2021 PSUs) is 112% of target.



As described in note 3 to the "2025 Outstanding Equity Awards at Fiscal Year End" table, 2022 PSUs vested at 150% of target, based on performance over the three-year performance period ended December 31, 2025, and earned stock units converted to shares of common stock in February and March 2026.

5.5 Additional Pay Governance Practices

INDEPENDENT ADVICE

The CMDS Committee has the power to retain and terminate independent compensation consultants, legal counsel, or financial or other advisors as it may deem necessary to assist it in the performance of its duties and responsibilities. For 2025, the CMDS Committee retained an independent compensation consultant, Semler Brossy, to assist it in collecting and evaluating external market data regarding executive compensation and performance, and to advise the CMDS Committee on developing trends and best practices in executive compensation and equity and incentive plan design. In performing these services, Semler Brossy attended meetings of the CMDS Committee regularly, including portions of the meetings without management present, and separately with the CMDS Committee Chair. Semler Brossy was an independent advisor to the CMDS Committee in 2025 and did not and does not provide any other services to the Firm or its executive officers that could jeopardize their independent status. The Firm has affirmatively determined that no conflict of interest has arisen in connection with the work of Semler Brossy as compensation consultant for the CMDS Committee.

The CMDS Committee made compensation decisions for 2025 in consultation with Semler Brossy, as discussed in Section 3 "How We Determine CEO Pay: Framework for Decision," and Section 4.5 "What Else We Factor into Pay Decisions — Input and Recommendations From the CEO, Independent Directors, and Independent Consultant."

STOCK OWNERSHIP COMMITMENT

NEOs are subject to a robust Equity Ownership Commitment, which is discussed in detail in this proxy statement under "Ownership of Our Stock — Executive Equity Ownership Commitment."

NO HEDGING OR PLEDGING

Firm policy prohibits NEOs from pledging, selling short, engaging in hedging strategies, or trading derivatives involving Morgan Stanley securities. See also "Ownership of Our Stock — Prohibition Against Pledging and Hedging."

CLAWBACK POLICIES AND PROCEDURES

The Firm has adopted a clawback policy (the Morgan Stanley Compensation Recoupment Policy) to comply with the Dodd-Frank Act and the regulations and listing standards adopted thereunder. In addition, deferred incentive compensation awards are subject to robust cancellation and clawback provisions described in the table below. The clawback policy may be accessed via Exhibit 97 to the 2025 Form 10-K.

Throughout the year, employee conduct matters are reviewed to determine whether they present situations that could require clawback or cancellation of previously awarded compensation, as well as downward adjustments to current-year compensation. Clawbacks of previously awarded compensation are reviewed with the Employee Discipline Oversight Committee (a committee of senior management currently composed of the Chief Financial Officer, Chief Legal Officer and Chief Administrative Officer, Chief Risk Officer, Chief Audit Officer, Co-Chief Human Resources Officers, and the Head of Non-Financial Risk) and reported to the CMDS Committee.

In addition, the Global Incentive Compensation Discretion Policy adopted by the CMDS Committee sets forth standards for managers on the use of discretion when making annual compensation decisions and considerations for assessing risk management and outcomes. Further, the Firm's control functions participate in a review of employee conduct with respect to risk management matters and are asked to identify inappropriate behavior that may not be captured through other Firm processes. The results of the reviews are reflected in performance feedback and considered in promotion and compensation decisions. The Firm's Control Function Assessment Committee (CFAC), a management committee reporting to the CMDS Committee, has responsibilities for overseeing the Firm's process for collecting input, information and metrics regarding the risk management performance of the Operating Committee members and other employees, and reviewing such information to produce recommendations to help ensure that the incentive compensation outcomes for such employees are consistent with their risk management performance.

Cancellation and Clawback Provisions

Category	Trigger	Award Type	
		RSUs	PSUs
Conduct	The award holder engages in any conduct constituting cause (including any act or omission that constitutes a breach of obligation to the Firm, including failure to comply with internal policies, or compliance, ethics or risk management standards, and failure or refusal to perform duties satisfactorily, including supervisory and management duties)	✓	✓
	The award holder's act or omission (including with respect to direct supervisory responsibilities) causes a loss of revenue associated with a position on which the employee was paid, and the employee operated outside of internal control policies	✓	✓
	The award holder engages in prohibited competitive activity	✓	✓
	The award holder discloses proprietary information	✓	✓
	The award holder improperly solicits employees or clients	✓	✓
	The award holder makes defamatory or disparaging comments about the Firm	✓	✓
Risk Management	The award holder's act or omission (including with respect to direct supervisory responsibilities) constitutes a violation of the Firm's global risk management principles, policies, and standards	✓	✓
Material Adverse Outcome	The CMDS Committee determines that the award holder had significant responsibility for a material adverse outcome for the Firm or any of its businesses or functions	✓	✓
Financial Statements	The award holder's act or omission (including with respect to direct supervisory responsibilities) causes a restatement of the Firm's consolidated financial results	✓	✓
	The CMDS Committee determines that the performance certified by the CMDS Committee was based on materially inaccurate financial statements		✓
	Under the Morgan Stanley Compensation Recoupment Policy, excess amounts are delivered based on a financial statement that was later required to be restated due to an error (without regard to fault or misconduct) within the three fiscal years preceding the date the restatement was required		✓

NO CHANGE IN CONTROL TAX GROSS-UP PROTECTION

NEOs are not contractually entitled to any golden parachute excise tax protection upon a change in control of Morgan Stanley and are not entitled to severance pay upon termination of employment in excess of broad-based benefits.

NO EXECUTIVE PENSIONS

Firm-provided retirement benefits in the United States include a tax-qualified 401(k) plan (401(k) Plan) and a frozen tax-qualified pension plan (the Employees Retirement Plan (ERP)). No NEO is awarded with credited service in excess of his or her actual service under the ERP. Pension and retirement benefits provided to NEOs are discussed in further detail under "2025 Pension Benefits."

HEALTH AND INSURANCE BENEFITS

All NEOs are eligible to participate in Firm-sponsored health and insurance benefit programs available in the relevant jurisdiction to similarly situated employees. In the United States, more highly compensated employees pay more to participate in the Firm's medical plan. NEOs are also eligible to participate in Morgan Stanley's Executive Health Program, under which each NEO is eligible to receive Firm-funded access to a private primary care physician offering on-call services and an annual executive healthcare assessment. Upon retirement, NEOs are eligible for Firm-paid retiree health coverage for themselves and eligible dependents.

NO EXCESSIVE PERQUISITES

The Firm provides personal benefits to certain of the NEOs for competitive, security, health, and productivity reasons. The CMDS Committee believes these perquisites contribute to executive recruitment and retention, and are consistent with market practice. We do not provide tax "gross-ups" for perquisites provided to the NEOs, except in the case of certain business-related relocation expenses (consistent with our relocation policy for U.S.-based employees generally). Therefore, the NEOs pay applicable taxes owed on these perquisites. Personal benefits provided to NEOs are discussed in further detail under "2025 Summary Compensation Table."

The Firm's Board-approved policy authorizes the CEO to use the Firm's aircraft. Based on the observations and recommendations contained in an independent, third-party security assessment of the CEO's risk exposure across areas including travel, the CMDS Committee determined in 2025 to provide Mr. Pick an annual allowance up to $250,000 towards the incremental cost to the Firm of his personal use of private aircraft. The annual aircraft allowance is intended to encourage Mr. Pick to utilize private aircraft for personal travel, thereby protecting and promoting his personal security, safety, and efficiency. The Firm considers this allowance to be a necessary business expense for reasons of personal security, safety, and efficiency, and, therefore, does not consider the allowance to be an excessive perquisite. Mr. Pick is party to an aircraft time-share agreement with the Firm, effective as of October 27, 2021, which was approved by the CMDS Committee. This agreement permits Mr. Pick to reimburse the Firm for any incremental cost of his personal use of Firm aircraft in excess of the annual aircraft allowance, subject to permitted regulatory maximums. Mr. Pick is responsible for his own taxes on any imputed income resulting from his personal use of Firm aircraft.

NEOs other than the CEO are generally not authorized to use Firm aircraft for personal reasons unless they receive prior permissions from both the CEO and the Chief Legal Officer and Chief Administrative Officer and reimburse the Firm for the incremental cost of their personal use of Firm aircraft in an amount not to exceed permitted regulatory maximums.

SHARE USAGE

Morgan Stanley pays a significant portion of incentive compensation as deferred equity awards, which aligns the interests of the Firm's employees with those of its shareholders. The Firm strives to maximize employee and shareholder alignment through the use of deferred equity awards, while minimizing dilution. The Firm's share repurchase program offsets the dilutive impact of these additional shares.

TIMING OF EQUITY GRANTS

Morgan Stanley does not currently grant stock options or similar awards, and none of our NEOs held any unexercised stock options on December 31, 2025. We historically do not time deferred incentive compensation awards in coordination with the release of MNPI and have never had a practice of doing so. We have never timed and do not plan to time the release of MNPI for the purpose of affecting the value of executive compensation.

6. How We Engage with Shareholders and Our "Say on Pay" Vote

Morgan Stanley is committed to open and ongoing communication with our shareholders and takes the opportunity to engage with shareholders directly on compensation and other matters to understand their perspectives and provide information about Morgan Stanley's executive compensation program, performance assessment and decision-making process. We highly value engaging with our shareholders and have a demonstrable history of being responsive to their feedback.

A substantial majority (approximately 95.43%) of the votes cast at the May 2025 annual meeting of shareholders were in favor of our annual "Say on Pay" proposal. In 2025, we continued our engagement program, seeking feedback from shareholders and proxy advisory firms on a variety of topics, including our strategy, financial performance, human capital management, corporate governance, and sustainability. The feedback that we received during the engagement program was conveyed to the CMDS Committee and the Board.

Shareholders who provided feedback during our engagement program generally emphasized their support for the Firm's leadership team, the Firm's strategy and long-term performance, and the Firm's annual compensation program for executives. Many shareholders also praised the quality of the Firm's disclosure and reported that the CMDS Committee's use of discretion in the administration of the executive compensation program is reasonable and that the general structure of our compensation program is viewed as well-aligned with absolute and relative performance and in line with the market.

The CMDS Committee factored shareholder feedback, including the "Say on Pay" vote results, into its consideration of the executive compensation structure and determination of 2025 NEO pay levels. After carefully considering shareholder feedback and other factors, the CMDS Committee maintained its performance-based approach to executive compensation for 2025.

7. Explanatory Notes

The following explanatory notes are an integral part of the Firm's financial and operating performance described in this CD&A. A detailed analysis of the Firm's financial and operational performance for 2025 is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the 2025 Form 10-K.

- **Average Length of Service** reflects total years of service at Morgan Stanley as of January 1, 2026. Managing Directors include promotions and notified terminations as of January 1, 2026.
- **Client Assets** represent the sum of the reported Wealth Management client assets and Investment Management AUM. Wealth Management client assets represent those assets for which Wealth Management is providing services including financial advisor-led brokerage, investment advisory, custody, cash management, and administrative services; self-directed brokerage and investment advisory services; financial and wealth planning services; workplace services, including stock plan administration, and retirement plan services. Certain Wealth Management client assets, totalling $350 billion as of December 31, 2025, are invested in Investment Management products and are therefore also included in Investment Management's AUM.
- **Common Equity Tier 1 (CET1) Ratio** is based on the Basel III Standardized Approach Fully Phased-in rules and is as of year-end.
- **Core Peers** are the following companies: Bank of America, Citigroup, Goldman Sachs, JPMorgan, and Wells Fargo.
- **Cross-Firm Experience Embedded in Leadership** reflects the percentage of total management committee members and managing directors, as of January 1, 2026, who have served in more than one business division or more than one country with Morgan Stanley. For managing directors, those hired via an acquisition are excluded.

- **Dividend Yield** represents annualized quarterly dividend per share as of December 31, 2025 divided by share price as of December 31, 2025. Source: Bloomberg.

- **Earnings per Share (EPS)** represents diluted earnings per share calculated using earnings applicable to Morgan Stanley common shareholders divided by diluted common shares outstanding.

- **Expense Efficiency Ratio (Efficiency Ratio)** represents total non-interest expenses as a percentage of net revenues.

- **Fee-based asset flows** include net new fee-based assets (including asset acquisitions), net account transfers, dividends, interest and client fees, and exclude institutional cash management related activity.

- **Firm Intersegment Eliminations** are included as part of the Total Firm Net Revenues. The corresponding values for each time period are: -$714MM in 2025, -$600MM in 2024, and -$555MM in 2023.

- The attainment of **Firmwide Goals** assumes a normal market environment and may be impacted by external factors that cannot be predicted at this time, including but not limited to geopolitical, macroeconomic and market conditions and future legislation and regulations and any changes thereto.

- **G-SIB capital surcharge** is an additional risk-based capital surcharge to which U.S. G-SIBs are subject, which must be satisfied using CET1 capital and which functions as an extension of the capital conservation buffer. The surcharge is calculated based on the G-SIB's size, interconnectedness, cross-jurisdictional activity, and complexity and substitutability ("Method 1") or use of short-term wholesale funding ("Method 2"), whichever is higher.

- **Investment Management assets under management or supervision (AUM)** represents reported AUM of Morgan Stanley Investment Management as of period end.

- **Long-term net flows** include the Equity, Fixed Income and Alternative and Solutions asset classes and excludes the Liquidity and Overlay Services asset class.

- **Net income** represents net income applicable to Morgan Stanley.

- **Net new assets (NNA)** represent client asset inflows, including interest, dividends and asset acquisitions, less client asset outflows, and excluding the impact of business combinations/divestitures and the impact of fees and commissions.

- **Pre-tax profit** represents income before provision for income taxes.

- **Quarterly Dividend per Share** represents the dividend per share in the fourth quarter of each respective year.

- **Regulatory Requirement Including Buffers** includes the regulatory minimum Stress Capital Buffer and G-SIB capital surcharge, as of year-end for each respective period.

- **Return on average tangible common equity (ROTCE)** metrics are based on reported figures. ROTCE utilizes net income applicable to Morgan Stanley less preferred dividends as a percentage of average tangible common equity. Average tangible common equity represents average common equity adjusted to exclude goodwill and intangible assets net of allowable mortgage servicing rights deduction. ROTCE and average tangible common equity are non-GAAP financial measures that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

- **Stress Capital Buffer (SCB)** is determined by the Federal Reserve for each large Bank Holding Company, including the Firm, as part of its annual capital supervisory stress testing process. The SCB applies only with respect to Standardized Approach risk-based capital requirements and replaced the CET1 capital conservation buffer of 2.5%. The SCB is the greater of (i) the maximum decline in our CET1 Ratio under the severely adverse scenario over the supervisory stress test measurement period plus the sum of the four quarters of planned common stock dividends divided by the projected risk-weighted assets from the quarter in which the Firm's projected CET1 Ratio reaches its minimum in the supervisory stress test and (ii) 2.5%. The supervisory stress test assumes that Bank Holding Companies generally maintain a constant level of assets and risk-weighted assets throughout the projection period. A firm's SCB is subject to revision each year, taking effect from October 1 to reflect the results of the Federal Reserve's annual supervisory stress test.

- **Total Shareholder Return (TSR)** represents the change in share price over a period of time plus the dividends paid during such period, expressed as a percentage of the share price at the beginning of such period. Source: Bloomberg, Share prices pulled as of 12/31/2024 and 12/31/2025 to calculate 1-year TSR. Share prices pulled as of 12/31/2022 and 12/31/2025 to calculate 3-year TSR. Share prices pulled as of 12/31/2020 and 12/31/2025 to calculate 5-year TSR.

- **Valuation** represents the share price as of December 31, 2025 divided by annual consensus estimates for 2026 as of December 31, 2025. Source: Bloomberg.

- **Wallet Share** represents the percentage of Morgan Stanley's Institutional Securities (ISG) segment net revenues to the Wallet. The Wallet represents Investment Banking, Equity Sales & Trading and Fixed Income Sales & Trading net revenues, where applicable, for Morgan Stanley and the following peer set: Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan, and UBS. For 2023, the peer set includes Credit Suisse, prior to UBS's acquisition completed in June 2023. The attainment of these Wallet Share positions assumes a normal market environment and may be impacted by external factors that cannot be predicted at this time, including geopolitical, macroeconomic and market conditions and future legislation and regulations and any changes thereto. The Wallet Share previously has been used as an indicator of performance for the ISG and was formalized as a strategic goal in January 2025. Morgan Stanley wallet share as of December 31, 2025 increased to 15.5% up 120bps from 14.3% in 2023. For peers that disclose results between multiple segments, assumptions have been made based on company disclosures. European peer results were translated to USD using average exchange rates for the appropriate period, sourced from Bloomberg.

- **Wealth Management pre-tax margin** represents income before provision for income taxes as a percentage of net revenues.

Compensation, Management Development and Succession Committee Report

We, the Compensation, Management Development and Succession Committee of the Board of Directors of Morgan Stanley, have reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on such review and discussions, we have recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Firm's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC.

Respectfully submitted,

Dennis M. Nally, Chair
Thomas H. Glocer
Erika H. James
Rayford Wilkins, Jr.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2025, Messrs. Nally, Glocer, and Wilkins and Ms. James served on our Compensation, Management Development and Succession Committee. No director who served on the CMDS Committee during fiscal year 2025 is, or has been, employed by us or any of our subsidiaries. None of our executive officers serve as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board or CMDS Committee.

Executive Compensation

The following tables summarize the compensation of our NEOs in the format specified by the SEC.

2025 Summary Compensation Table

Pursuant to SEC rules, the following table is required to include for a particular year only those stock awards and option awards granted **during** the year, rather than awards granted **after** year end that were awarded for performance in that year. Our annual equity awards relating to performance in a year are made shortly after year end. Therefore, compensation in the table includes not only non-equity compensation awarded for services in the applicable year but, in the case of stock awards granted in the years reported in the table, compensation awarded for performance in prior years and forward-looking performance-vested compensation.

A summary of the CMDS Committee's decisions on the compensation awarded to our NEOs for 2025 performance can be found in the CD&A.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[1][2]	Stock Awards ($)[3][4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5]	All Other Compensation ($)[6]	Total ($)
Edward Pick Chairman of the Board and Chief Executive Officer	2025	1,500,000	10,875,000	24,476,463	20,870	315,324	37,187,657
	2024	1,500,000	8,125,000	15,242,232	—	13,800	24,881,032
	2023	1,000,000	9,187,500	33,837,500	21,755	13,200	44,059,955
Sharon Yeshaya Executive Vice President and Chief Financial Officer	2025	1,000,000	7,887,500	10,284,614	6,718	36,903	19,215,735
	2024	1,000,000	6,737,500	7,467,345	—	38,146	15,242,991
	2023	1,000,000	5,162,500	5,062,500	7,604	30,014	11,262,618
Andrew M. Saperstein Co-President and Head of Wealth Management and Investment Management	2025	1,000,000	11,187,500	16,159,849	5,479	109,726	28,462,554
	2024	1,000,000	9,887,500	12,908,912	—	80,103	23,876,515
	2023	1,000,000	7,962,500	31,887,500	5,631	52,369	40,908,000
Daniel A. Simkowitz Co-President and Head of Institutional Securities	2025	1,000,000	11,187,500	16,159,849	28,214	14,000	28,389,563
	2024	1,000,000	9,887,500	11,796,529	—	13,800	22,697,829
	2023	1,000,000	7,437,500	30,262,500	28,573	68,742	38,797,315
Eric F. Grossman* Executive Vice President, Chief Legal Officer and Chief Administrative Officer	2025	1,000,000	7,887,500	10,284,614	5,686	94,286	19,272,086

* Mr. Grossman was not an NEO for 2023 or 2024.

[1] Includes any elective deferrals to the Firm's employee benefit plans.

[2] For 2025, consists of 2025 annual cash bonus paid in February 2026 for performance in 2025.

[3] For 2025, consists of: (i) RSUs granted on January 17, 2025 for performance in 2024 (2024 RSUs) and (ii) forward-looking PSUs granted on January 17, 2025 (2024 PSUs), the realizable value of which is dependent entirely on the satisfaction of predetermined performance objectives over a three-year performance period. For 2023, for Messrs. Pick, Saperstein and Simkowitz, includes the value of the one-time Staking Award RSUs and PSUs (Staking Award RSUs and Staking Award PSUs) that were granted to the incoming CEO and Co-Presidents in connection with the CEO succession and leadership transition. For further details on 2024 RSUs and 2024 PSUs, see "2025 Grants of Plan-Based Awards."

[4] Represents the aggregate grant date fair value of stock unit awards granted during the applicable period, including awards granted for service during the prior year and forward-looking performance-based compensation, and for 2024 and 2025, the probable value of interest on cash dividend equivalents on the PSUs granted in the applicable year over the three-year deferral period.

The following table lists the aggregate grant date fair value of stock unit awards granted to the NEOs during 2025, as well as the probable value of interest on cash dividend equivalents on the 2024 PSUs over the three-year deferral period. The aggregate grant date fair value of

2024 RSUs is based on the volume-weighted average price (VWAP) of the Firm's common stock on the grant date, and the aggregate grant date fair value of 2024 PSUs is based on the VWAP of the Firm's common stock on the grant date and the probable outcome of the performance conditions as of the grant date. The probable value of interest on cash dividend equivalents on the 2024 PSUs over the three-year deferral period is calculated using Bloomberg Dividend Forecast, assuming the interest accrues at the current short-term Treasury rate and is earned based on the probable outcome of the performance conditions as of the grant date. For purposes of this proxy statement, the probable outcome of the performance conditions as of the grant date for 2024 PSUs is the achievement of the target level of performance conditions. Based on actual Firm performance, participants can earn up to a maximum of 1.5 times the target number of 2024 PSUs granted, and as few as zero of the 2024 PSUs granted. The value of 2024 PSUs on the grant date, assuming that the highest level of performance conditions will be achieved is: $29,250,000 for Mr. Pick; $6,375,000 for Ms. Yeshaya; $13,650,000 for Mr. Saperstein; $13,650,000 for Mr. Simkowitz; and $6,375,000 for Mr. Grossman. The value of interest on cash dividend equivalents on the 2024 PSUs over the deferral period, assuming that the highest level of performance conditions will be achieved, is: $152,194 for Mr. Pick; $33,170 for Ms. Yeshaya; $71,024 for Mr. Saperstein; $71,024 for Mr. Simkowitz; and $33,170 for Mr. Grossman.

Stock Unit Awards Granted
During 2025 ($)

Name	2024 RSUs	2024 PSUs	2024 PSUs 3 Years Dividend Equivalent Interest	Total
Edward Pick	4,875,000	19,500,000	101,463	24,476,463
Sharon Yeshaya	6,012,500	4,250,000	22,114	10,284,614
Andrew M. Saperstein	7,012,500	9,100,000	47,349	16,159,849
Daniel A. Simkowitz	7,012,500	9,100,000	47,349	16,159,849
Eric F. Grossman	6,012,500	4,250,000	22,114	10,284,614

For further information on the valuation of the Firm's RSUs and PSUs, see notes 2 and 19 to the consolidated financial statements included in the 2025 Form 10-K.

[5] No NEO had above-market earnings on nonqualified deferred compensation awards in 2025. Each NEO's pension value increased for 2025 (2025 Change in Pension Value). The 2025 Change in Pension Value is the aggregate change from December 31, 2024 to December 31, 2025 in the actuarially determined present values of the accumulated benefits under the Firm-sponsored defined benefit pension plans. These present values increased during 2025, primarily due to a decrease in discount rates. The present values as of December 31, 2025 use 91% of the Pri-2012 white collar mortality tables (amounts-weighted), with no mortality before retirement. These tables are projected generationally from 2012, using the standard version of Scale MP-2021. The present values reflect discount rates of 5.47% for the ERP. The present values as of December 31, 2024 use 91% of the Pri-2012 white collar mortality tables (amounts-weighted), with no mortality before retirement. These tables are projected generationally from 2012, using the standard version of Scale MP-2021. The present values reflect discount rates of 5.62% for the ERP. Benefits are assumed to commence at the earliest age that the NEO can receive unreduced benefits (or current age if later).

[6] The "All Other Compensation" column for 2025 includes (a) contributions made by the Firm under our defined contribution plans with respect to such period and (b) the incremental cost to the Firm of perquisites and other personal benefits, as detailed below. In addition, our NEOs may participate on the same terms and conditions as other investors in investment funds that we may form and manage primarily for client investment, except that we may waive or lower applicable fees and charges for our employees, and may elect coverage under certain employee-paid supplemental insurance policies at no cost to the Firm.

[a] Includes a matching contribution in the 401(k) Plan for 2025 of $14,000 for each NEO.

[b] Includes the incremental cost to the Firm of the use of a Firm car or car service, assistance with travel arrangements and personal meals. For Mr. Pick, also includes costs related to residential security equipment; the filing fee paid in connection with Mr. Pick's stock ownership in the Company, in compliance with the Hart-Scott-Rodino Antitrust Improvements Act; and $250,000 for the incremental cost to the Firm of his personal use of Firm aircraft, which represents his personal use allowance approved by the CMDS Committee. For Mr. Saperstein, also includes $38,500 for costs related to the Firm's Executive Health Program and $49,358 related to the use of a car service. For Mr. Grossman, also includes costs related to the Firm's Executive Health Program, and $58,140 related to the use of a Firm car or car service. The incremental cost to the Firm of personal use of Firm aircraft is determined based on variable operating costs per flight plus any trip-specific incremental costs, including, as applicable, landing, parking and flight planning expenses; repositioning expenses; crew travel expenses, supplies and catering; aircraft fuel and oil expenses per hour of flight; maintenance, parts and external labor per hour of flight; and customs, foreign permits and similar fees. Aggregate incremental cost, if any, of travel by any guest accompanying Mr. Pick is also included. Because Firm aircraft are primarily used for business travel, this methodology excludes fixed or non-variable costs that do not change based on usage and that would have been incurred regardless of whether there was any personal use of the aircraft, such as crew salaries, purchase costs of aircraft, and maintenance costs that do not change based on usage.

2025 Grants of Plan-Based Awards[1]

The following table sets forth information with respect to 2024 RSUs and 2024 PSUs.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)
			Threshold (#)	Target (#)	Maximum (#)		
Edward Pick	1/17/2025	1/6/2025	0	142,530	213,796	—	19,601,463[4]
	1/17/2025	1/6/2025	—	—	—	35,632	4,875,000[5]
Sharon Yeshaya	1/17/2025	1/6/2025	0	31,064	46,596	—	4,272,114[4]
	1/17/2025	1/6/2025	—	—	—	43,947	6,012,500[5]
Andrew M. Saperstein	1/17/2025	1/6/2025	0	66,514	99,772	—	9,147,349[4]
	1/17/2025	1/6/2025	—	—	—	51,256	7,012,500[5]
Daniel A. Simkowitz	1/17/2025	1/6/2025	0	66,514	99,772	—	9,147,349[4]
	1/17/2025	1/6/2025	—	—	—	51,256	7,012,500[5]
Eric F. Grossman	1/17/2025	1/6/2025	0	31,064	46,596	—	4,272,114[4]
	1/17/2025	1/6/2025	—	—	—	43,947	6,012,500[5]

[1] The 2024 PSUs included in this table are also disclosed in the "Stock Awards" column of the "2025 Summary Compensation Table" and "2025 Outstanding Equity Awards at Fiscal Year End." The 2024 RSUs included in this table are also disclosed in the "Stock Awards" column of the "2025 Summary Compensation Table," and the "2025 Stock Vested" and "2025 Nonqualified Deferred Compensation" tables. All awards set forth in this table were granted under the Morgan Stanley Equity Incentive Compensation Plan and are subject to cancellation if a cancellation event occurs at any time prior to the scheduled conversion date. For further details on cancellation and clawback of awards, see "Potential Payments upon Termination or Change in Control." The interest on dividend equivalents included in the "Grant Date Fair Value of Stock Awards" column of this table (see note 4) are also disclosed in the "Stock Awards" column of the "2025 Summary Compensation Table."

[2] The 2024 PSUs are scheduled to vest and convert to shares in 2028 if the Firm satisfies predetermined performance objectives over the three-year performance period consisting of 2025-2027. One-half of each target PSU award is earned based on the Firm's average ROTCE over the three-year performance period (MS Average ROTCE). The other half of the target PSU award is earned based on MS Average ROTCE relative to the average of the return on tangible common equity of each member of a peer group (ROTCE Comparison Group) over the same three-year performance period (Relative ROTCE). The number of stock units ultimately earned will be determined by multiplying each half of the target award by a multiplier as follows (for performance between two thresholds, straight-line interpolation applies):

MS Average ROTCE	Multiplier		Relative ROTCE*	Multiplier
16% or more	1.50		75th percentile or more	1.50
13%	1.00		55th percentile	1.00
8%	0.50		25th percentile	0.50
Less than 8%	0.00		Less than 25th percentile	0.00

* The ROTCE Comparison Group consists of Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan, UBS Group, and Wells Fargo.

Notwithstanding the foregoing, the aggregate multiplier will be capped at 1.0 if MS Average ROTCE over the performance period is less than 9%. Each NEO is entitled to receive cash dividend equivalents on the 2024 PSUs and accrued interest on the cash dividend equivalents based on short-term Treasury rates over the deferral period, with the dividend equivalents and interest subject to the same vesting, cancellation and payment provisions as the underlying award.

[3] The 2024 RSUs are scheduled to convert to shares on January 27, 2028, except that 50% of Mr. Pick's 2024 RSUs are scheduled to convert to shares on January 27, 2027. Each NEO was retirement-eligible under the terms of the 2024 RSUs at grant, and therefore, their awards are considered vested at grant for purposes of this proxy statement. The NEOs are entitled to receive dividend equivalents with respect to their RSUs in the form of additional RSUs, subject to the same vesting, cancellation, and payment provisions as the underlying award.

[4] Represents (i) the grant date fair value of the 2024 PSUs and (ii) the probable value of interest on cash dividend equivalents on the 2024 PSUs over the three-year deferral period, as described in note 4 to the "2025 Summary Compensation Table." The grant date fair value of 2024 PSUs is based on $136.8115, the VWAP of the Firm's common stock on the grant date, and the probable outcome of the performance conditions as of the grant date. For purposes of this proxy statement, the probable outcome of the performance conditions as of the grant date is the achievement of the target level of performance conditions. Based on actual Firm performance, participants can earn up to a maximum of 1.5 times the target number, and as few as zero, of the units granted. For further information on the valuation of the Firm's PSUs, see notes 2 and 19 to the consolidated financial statements included in the 2025 Form 10-K.

(5) Represents the grant date fair value of the 2024 RSUs. The grant date fair value of the 2024 RSUs is based on the VWAP of the Firm's common stock on the grant date. For further information on the valuation of the Firm's RSUs, see notes 2 and 19 to the consolidated financial statements included in the 2025 Form 10-K.

2025 Outstanding Equity Awards at Fiscal Year End

The following table discloses the number of shares covered by unvested stock awards held by our NEOs on December 31, 2025. None of our NEOs held any unexercised stock options on December 31, 2025.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Edward Pick	120,243	21,346,838	736,908	130,824,113
Sharon Yeshaya	—	—	136,996	24,321,212
Andrew M. Saperstein	120,243	21,346,838	584,848	103,828,745
Daniel A. Simkowitz	120,243	21,346,838	501,876	89,098,680
Eric F. Grossman	—	—	228,414	40,550,886

(1) Consists of the Staking Award RSUs. The Staking Award RSUs are scheduled to vest and convert on January 25, 2027, subject to cancellation through the scheduled distribution date.

(2) The value is based on $177.53, the closing price of the Firm's common stock on December 31, 2025.

(3) Consists of PSUs that are scheduled to vest and convert, subject to satisfaction of the predetermined performance objectives as follows: (i) PSUs with a 2023-2025 performance period, in 2026 (2022 PSUs, which vested at 150% of target and converted to shares of common stock with respect to 50% of the award on each of February 19, 2026 and March 12, 2026); (ii) PSUs with a 2024-2026 performance period, in 2027 (including PSUs granted in January 2024 (2023 PSUs) and the Staking Award PSUs); and (iii) PSUs with a 2025-2027 performance period, in 2028 (2024 PSUs; see note 2 to "2025 Grants of Plan-Based Awards" for the performance objectives of the 2024 PSUs). For each PSU award, reflects 1.5 times the target number of PSUs granted (the maximum); however, based on actual Firm performance over the relevant performance period, the NEOs can earn as few as zero PSUs.

2025 Stock Vested

The following table contains information about the stock awards held by our NEOs that vested during 2025. None of our NEOs exercised any stock options in 2025.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Edward Pick	35,632	4,875,000
Sharon Yeshaya	43,947	6,012,500
Andrew M. Saperstein	51,256	7,012,500
Daniel A. Simkowitz	51,256	7,012,500
Eric F. Grossman	43,947	6,012,500

(1) Consists of the 2024 RSUs, which are considered vested at grant for purposes of this proxy statement due to the NEOs' retirement eligibility. For further details on the 2024 RSUs, see note 3 to "2025 Grants of Plan-Based Awards." 2022 PSUs are considered unvested during 2025. 2022 PSUs vested at 150% of target based on performance over the three-year performance period ended December 31, 2025 and converted to shares of common stock with respect to 50% of the award on each of February 19, 2026 and March 12, 2026.

(2) The aggregate grant date fair value of the 2024 RSUs is based on $136.8115, the VWAP of the Firm's common stock on the grant date.

2025 Pension Benefits

The table below discloses the present value of accumulated benefits payable to each NEO and the years of service credited to each NEO under the Firm's defined benefit retirement plans as of December 31, 2025.

Name	Plan Name	Number of Years Credited Service[1]	Retirement Age for Full Benefits[2]	Present Value of Accumulated Benefit ($)[3]	Payments During Last Fiscal Year ($)
Edward Pick	Morgan Stanley Employees Retirement Plan	17	65	265,372	—
Sharon Yeshaya	Morgan Stanley Employees Retirement Plan	10	65	72,679	—
Andrew M. Saperstein	Morgan Stanley Employees Retirement Plan	4	65	71,751	—
Daniel A. Simkowitz	Morgan Stanley Employees Retirement Plan	19	65	381,562	—
Eric F. Grossman	Morgan Stanley Employees Retirement Plan	4	65	74,467	—

[1] After December 31, 2010, no further benefit accruals occur under the ERP. No NEO is awarded credited service under the ERP exceeding his or her actual service.

[2] The Retirement Age for Full Benefits is the earliest age at which the executive can receive unreduced benefits (or current age, if later).

[3] The present values on December 31, 2025 use 91% of the Pri-2012 white collar mortality tables (amounts-weighted), with no mortality before retirement. These tables are projected generationally from 2012, using the standard version of Scale MP-2021. The present values reflect discount rates of 5.47% for the ERP.

Eligible U.S. employees of the Firm and its U.S. affiliates hired before July 1, 2007 were covered after one year of service by the ERP, a noncontributory defined benefit pension plan that is qualified under Section 401(a) of the Internal Revenue Code. Effective after December 31, 2010, the ERP was frozen and no further benefit accruals have occurred or will occur. Benefits are generally payable as an annuity at age 65 (or earlier, subject to certain reductions in the amounts payable). Under the pre-2004 provisions of the ERP, benefits are payable in full at age 60 and reduced by 4% per year for retirement between ages 55 and 60 for employees who retire after age 55 with 10 years of service. Before the ERP was frozen, annual benefits were equal to 1% of eligible earnings plus 0.5% of eligible earnings in excess of Social Security covered compensation for each year of service. Eligible earnings generally included all taxable compensation, other than certain equity-based and nonrecurring amounts, up to $170,000 per year. ERP participants who, as of January 1, 2004, had age plus service equal to at least 65 and who had been credited with five years of service, received benefits determined under the ERP's pre-2004 benefit formula, if greater. Pre-2004 benefits equaled 1.15% of final average salary, plus 0.35% of final average salary in excess of Social Security covered compensation, in each case multiplied by credited service up to 35 years, where final average salary was base salary, up to specified limits set forth in the ERP, for the highest paid 60 consecutive months of the last 120 months of service.

2025 Nonqualified Deferred Compensation

The following table contains information with respect to the participation of the NEOs in the Firm's unfunded cash deferred compensation plans that provide for the deferral of compensation on a basis that is not tax-qualified, as well as with respect to RSUs granted to the NEOs that are vested but have not yet converted to shares of Morgan Stanley common stock. NEOs participate in the plans on the same terms and conditions as other similarly situated employees. The material terms and conditions of these plans are described below.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last FY ($)[4]
Edward Pick	Restricted Stock Units	4,875,000	—	10,721,290	10,716,147	32,891,167
Sharon Yeshaya	Restricted Stock Units	6,012,500	—	6,940,415	3,374,201	23,120,857
Andrew M. Saperstein	Restricted Stock Units	7,012,500	—	9,879,485	7,965,478	31,571,733
Daniel A. Simkowitz	Pre-Tax Incentive Program	—	—	168,069	—	1,813,039
	Restricted Stock Units	7,012,500	—	11,697,954	10,410,517	36,735,806
Eric F. Grossman	Morgan Stanley Compensation Incentive Plan	—	—	154,121	1,753,481	3,643,388
	Restricted Stock Units	6,012,500	—	7,857,481	6,743,097	25,118,759

[1] RSU contributions represent the 2024 RSUs that are considered vested at grant for purposes of this proxy statement but are subject to cancellation until the scheduled conversion dates of such awards. The value of the 2024 RSUs in this column (which are also included in the "Stock Awards" column of the "2025 Summary Compensation Table," "2025 Grants of Plan-Based Awards," and "2025 Stock Vested") is based on $136.8115, the VWAP of the Firm's common stock on the grant date.

[2] With respect to the RSUs, represents the change in value based on (i) the change in the closing price of the Firm's common stock on December 31, 2025 (or, if applicable, the earlier distribution date) compared to December 31, 2024 (or, if applicable, the later contribution date) and (ii) the amount of the dividend equivalents in the form of additional RSUs credited in 2025 with respect to the award (which are paid to the award holder at the time that the underlying award converts to shares, subject to the same cancellation provisions as the underlying award).

With respect to cash-based nonqualified deferred compensation plans, represents the change in (i) the balance of the NEO's account reflected on the Firm's books and records on December 31, 2025, without giving effect to any withdrawals or distributions, compared to (ii) the sum of the balance of the NEO's account reflected on the Firm's books and records on December 31, 2024.

[3] Represents distributions from cash-based nonqualified deferred compensation plans and conversions of RSUs based on the closing price of the Firm's common stock on the conversion date.

[4] With respect to the RSUs, represents the number of vested units held by the NEO on December 31, 2025, multiplied by the closing price of the Firm's common stock on December 31, 2025. With respect to cash-based nonqualified deferred compensation plans, represents the balance of the NEO's account reflected on the Firm's books and records on December 31, 2025.

The following is a description of the material terms with respect to contributions, earnings and distributions applicable to the cash nonqualified deferred compensation plans and the RSUs referenced in the table above.

MORGAN STANLEY COMPENSATION INCENTIVE PLAN (MSCIP)

The Firm may make year-end and other deferred incentive compensation awards under MSCIP. Earnings on MSCIP awards are based on the performance of notional investments available under the plan and selected by the participants. Participants may reallocate such balances periodically, as determined by the plan administrator. Until MSCIP awards reach their scheduled distribution date, they are subject to cancellation and clawback by the Firm.

PRE-TAX INCENTIVE PROGRAM (PTIP)

Under PTIP, participants were permitted to defer a portion of their cash bonus or commissions for one or more fiscal years. The plan has been closed to new contributions since 2003. Earnings on PTIP contributions are based on the performance of notional investments available under the plan and selected by the participants. Participants could generally elect the commencement date for distributions of their contributions and earnings and the number of annual installments over which to receive distributions (generally, five, 10, 15 or 20 years). Subject to earlier distribution on death or termination of employment due to disability, no distributions may begin prior to the attainment of age 55 and prior to termination of employment.

RESTRICTED STOCK UNITS (RSUs)

RSUs are granted under the Morgan Stanley Equity Incentive Compensation Plan or another Firm equity plan as determined by the CMDS Committee. Each RSU constitutes a contingent and unsecured promise of the Firm to pay the holder one share of Firm common stock on the conversion date of the RSU. The RSUs included in this table are considered vested; however, the RSUs are subject to cancellation and clawback if a cancellation or clawback event occurs at any time prior to the scheduled conversion date. The cancellation and clawback events applicable to RSUs held by our NEOs are described in the CD&A and in "Potential Payments upon Termination or Change in Control."

Potential Payments upon Termination or Change in Control

This section describes and quantifies the benefits and compensation to which each NEO would have been entitled under our existing plans and arrangements if the NEO's employment had terminated or if the Firm had undergone a change in control, in each case, on December 31, 2025.

GENERAL POLICIES

No Special Severance Payments

Our NEOs would be entitled to a cash severance payment under the broad-based Morgan Stanley Severance Pay Plan (Severance Plan) in connection with an involuntary termination of employment other than for cause, subject to the NEO executing a release agreement in a form satisfactory to the Firm, on the same basis as all other employees. The NEOs are not entitled to any additional or enhanced cash severance payments upon any termination of employment under the Severance Plan or otherwise, nor to excise tax protection upon a change in control of the Firm.

No Enhanced Termination Payments or Benefits

NEOs are entitled to receive post-termination benefits that are generally available to all salaried employees, such as death, disability and post-retirement welfare benefits, and are eligible for Firm-paid retiree medical coverage under the Morgan Stanley Retiree Medical Plan for themselves and eligible dependents following any termination of employment with three years of service. Following termination of employment, the NEOs are also entitled to amounts, to the extent vested, due under the terms of our pension arrangements, as described under "2025 Pension Benefits," and our nonqualified deferred compensation plans, as described under "2025 Nonqualified Deferred Compensation." Our NEOs are not entitled to special or enhanced termination benefits under our pension and nonqualified deferred compensation plans as compared to other employees.

Cancellation and Clawback of Deferred Compensation and Incentive-Based Compensation

Even if an NEO is considered vested in a deferred incentive compensation award, the award may be subject to cancellation through the distribution date in the event the NEO engages in a cancellation event or if a clawback event occurs. In general, a cancellation event includes: engaging in competitive activity during a specified period following a voluntary termination of employment; engaging in conduct constituting cause (i.e., a breach of the NEO's obligation to the Firm, including a failure to comply with internal policies, or compliance, ethics or risk management standards and failure or refusal to perform duties satisfactorily, including supervisory and management duties); improper disclosure of the Firm's proprietary information; solicitation of Firm employees, clients or customers during, and within a specified period following termination of, employment; the making of unauthorized disclosures or disparaging or defamatory comments about the Firm; resignation from employment without providing the Firm proper advance notice; or the failure to cooperate with or assist the Firm in connection with investigations, regulatory matters, lawsuits or arbitrations following termination of employment.

Clawback of deferred compensation awards by the Firm can be triggered through the applicable scheduled distribution date if the NEO had significant responsibility for a material adverse outcome for the Firm or any of its businesses or functions, even absent misconduct, or if the NEO's act or omission (including with respect to direct supervisory responsibilities) causes a restatement of the Firm's consolidated financial results, violates the Firm's global risk management principles, policies and standards, or causes a loss of revenue associated with a position for which the NEO was paid, and the NEO operated outside of internal control policies. Further, shares resulting from the conversion of PSUs are subject to clawback by the Firm in the event the Firm's achievement of the specified goals was based on materially inaccurate financial statements or other performance metric criteria. In addition, PSUs are subject to repayment under the Morgan Stanley Compensation Recoupment Policy if excess amounts are delivered based on an accounting restatement (without regard to fault or misconduct) within the three fiscal years preceding the date the restatement was required.

Notice and Non-Solicitation Agreements

In addition to the cancellation and clawback events described above, each NEO is party to a Notice and Non-Solicitation Agreement that provides for injunctive relief and cancellation of deferred compensation awards if the NEO does not provide 180 days' advance notice prior to a resignation or if the NEO improperly solicits the Firm's employees, clients or customers at any time during employment or the 180 days following termination of employment.

TERMINATION OF EMPLOYMENT / CHANGE IN CONTROL

The table below sets forth with respect to each NEO, as of December 31, 2025, the value of outstanding unvested deferred compensation awards and cash severance entitlements, and the present value of coverage under the Morgan Stanley Retiree Medical Plan. RSUs and PSUs are valued using a per share price of $177.53, the closing price of the Firm's common stock on December 31, 2025.

Termination Reason	Name	Unvested RSUs and MSCIP Awards[1] ($)	Unvested PSUs and Related Dividend Equivalents and Interest[2] ($)	Retiree Health Coverage[3] ($)	Cash Severance (Involuntary only)[4] ($)
Involuntary (not due to a cancellation event) / Disability / Death / Retirement / In connection with a Change in Control / Governmental Service Termination	Edward Pick[5]	—	106,498,682	964,095	200,000
	Sharon Yeshaya	—	27,551,062	1,259,298	200,000
	Andrew M. Saperstein[5]	—	60,614,042	922,158	200,000
	Daniel A. Simkowitz[5]	—	52,482,541	705,310	200,000
	Eric F. Grossman	3,643,388	42,556,598	397,987	200,000

[1] Other than with respect to the Staking Award RSUs, described in note 5 below, and the MSCIP award described herein, the outstanding awards are RSU awards for which purposes our NEOs are retirement-eligible, and are therefore considered vested for purposes of this proxy statement. Amounts are payable on the scheduled distribution dates, subject to cancellation and clawback provisions, except that awards are payable upon death, a governmental service termination, or a termination in connection with a change in control. Amounts payable with respect to a termination in connection with a change in control are conditioned upon the termination occurring within 18 months of the change in control as a result of (i) the Firm terminating the NEO's employment under circumstances not involving any cancellation event, (ii) the NEO resigning from employment due to a materially adverse alteration in job responsibilities, or (iii) a change in the NEO's principal place of employment of more than 75 miles from the current location. A "change in control" generally means a significant change in the share ownership of the Firm or composition of the Board. Governmental service termination treatment is conditioned upon satisfactory proof of a conflict of interest that necessitates divestiture of the awards and executing an agreement to repay amounts vested in connection with such termination if the NEO either engages in any cancellation event or, for awards granted in 2025, resigns from the government employer prior to the award's scheduled distribution date. With respect to Mr. Grossman, the value shown relates to a MSCIP award, which would be forfeited in the event of his voluntary termination of employment for any reason, including retirement, on December 31, 2025.

[2] Other than with respect to the Staking Award PSUs, described in note 5 below, and a portion of the PSUs described herein, our NEOs are retirement-eligible for purposes of their outstanding PSUs; however, such awards are not considered vested for purposes of this proxy statement until following the end of the performance period because these awards only deliver value if the Firm achieves predetermined performance objectives over such performance period. Amounts shown in the table reflect performance through

December 31, 2025 (the quarter ending simultaneously with the effective date of the termination), which, with the exception of a termination in connection with a change in control, is a substitute for performance through the three-year performance period, which would not be known until the end of such period. To facilitate timely payment of PSUs upon death or a governmental service termination as of December 31, 2025, amounts payable with respect to the PSUs granted in 2023 and 2024 would instead reflect Firm performance through September 30, 2025 (the quarter ending with or before the date of the termination for which the Firm's earnings information has been released), and amounts payable with respect to the 2024 PSUs would reflect the awards' target value, per the award terms, as follows: $93,574,041 for Mr. Pick; $24,734,153 for Ms. Yeshaya; $54,582,543 for Mr. Saperstein; $46,451,042 for Mr. Simkowitz; and for Mr. Grossman, $39,739,689 upon death and $34,722,962 upon a governmental service termination. With respect to Mr. Grossman, $15,215,114 of the value shown would be forfeited in the event of his voluntary termination of employment for any reason, including retirement, and $5,016,727 of the value shown would be forfeited in the event of his involuntary termination of employment not involving a cancellation event, in each case, on December 31, 2025.

[3] Each NEO is eligible to elect retiree medical, dental and/or vision coverage under the Firm's Retiree Medical Plan and Health Benefits and Insurance Plan for themselves and their eligible dependents following a termination of employment for any reason. The present value is calculated assuming each NEO began retiree medical, dental and vision coverage on December 31, 2025, and elected their current dependent coverage type. The present value is based on 91% of the base rates from the Pri-2012 white collar mortality tables (headcount-weighted), projected generationally from 2012 with the standard Scale MP-2021. The present value also uses a discount rate of 5.48%, a medical inflation rate for 2026-2027 of 7.95% pre-65 and 8.88% post-65 with ultimate rates of 4.48% pre-65 and 4.43% post-65 reached by 2035, and an annual dental and vision inflation rate of 3.00%.

[4] Represents amounts payable under the Firm's broad-based Severance Pay Plan, which are due only upon an involuntary termination not involving cause, subject to the NEO signing a release in a form satisfactory to the Firm.

[5] The following table sets forth the value of outstanding Staking Award RSUs and Staking Award PSUs held by each of Messrs. Pick, Saperstein and Simkowitz as of December 31, 2025. The awards would be forfeited in the event of a retirement on December 31, 2025. Amounts shown in the table are payable under the same conditions set forth in note 1, except that only Staking Award RSUs are payable upon a qualifying termination in connection with a change in control. Amounts shown for Staking Award PSUs: (i) for an involuntary termination not due to a cancellation event, reflect a portion of the award prorated for service during the performance period based on performance through December 31, 2025 (as a substitute for performance over the three-year performance period, which would not be known until the end of such period), (ii) for death, reflect performance through September 30, 2025 (the quarter ending with or before the date of the termination for which the Firm's earnings information has been released), (iii) for governmental service termination, reflect a portion of the award prorated for service during the performance period based on performance through September 30, 2025 (the quarter ending with or before the date of the termination for which the Firm's earnings information has been released), and (iv) for a termination due to disability, reflect performance through December 31, 2025 (as a substitute for performance over the three-year performance period, which would not be known until the end of such period).

Termination Reason	Staking Award RSUs ($)	Staking Award PSUs (including Dividend Equivalents) ($)
Retirement	0	0
Involuntary (not due to a cancellation event)	21,346,838	32,105,807
Death	21,346,838	46,790,794
Disability / In connection with a Change in Control	21,346,838	46,790,794
Governmental Service Termination	21,346,838	32,105,807

Compensation Ratio Disclosure

The ratio between the CEO's total annual compensation and the median annual total compensation of all other employees of the Firm reported below is a reasonable estimate calculated in a manner consistent with SEC rules based on the Firm's compensation records and the methodology described below. Because SEC rules for identifying the median compensated employee for purposes of this disclosure allow companies to adopt various methodologies and utilize various assumptions, the ratio reported by other companies may not be comparable to the ratio reported by the Firm.

For 2025, our last completed fiscal year, the median of the annual total compensation of all employees of the Firm (other than the CEO) was $136,396 and the annual total compensation of our CEO, as reported in the "2025 Summary Compensation Table," was $37,187,657. Based on this information, for 2025, the ratio of the annual total compensation of the CEO to the median of the annual total compensation of all other employees of the Firm was 273 to 1.

To identify the median of the annual total compensation of all employees of the Firm, we took the following steps:

1. The pay ratio rule gives companies the ability to make the median employee determination only once every three years, and we did not make a new median employee determination for 2025. The median employee determination for 2023 is described below.

    -   We measured the employee population of the Firm as of December 31, 2023, and included all employees of Morgan Stanley and its consolidated subsidiaries globally. We did not include independent contractors and leased employees. Although our employee population varies slightly from the employee population in our December 31, 2023 determination, there have not been any changes that we reasonably believe would significantly impact our pay ratio disclosure.

    -   We selected annual total reward awarded in respect of 2023 as the consistently applied compensation measure used to identify the employee with the median of the annual total compensation of all employees (the median employee). Annual total reward consists of fixed compensation (e.g., base salary and allowances) and annual incentive compensation delivered in cash or equity and other variable compensation analogous to annual incentive compensation (e.g., commissions). We annualized the compensation of all permanent employees who were employed for less than the full fiscal year. We did not make any cost-of-living adjustments in identifying the median employee. Our median employee for 2023 served in a similar role in 2025 and had his or her compensation adjusted based on his or her performance in that role. We determined that changes in our median employee's compensation for 2025 did not result in a significant change to our pay ratio disclosure and, therefore, that it was reasonable to utilize our median employee for our pay ratio disclosure for 2025.

2. Once we identified that our median employee selected for 2023 was still reasonable for 2025 disclosure, we calculated the median employee's annual total compensation for 2025 in accordance with the Summary Compensation Table requirements.

Pay versus Performance

Pursuant to SEC rules, the "Pay versus Performance" disclosure is required to include the following:
(1) tabular compensation and performance disclosure for the years 2021 through 2025 (the PvP Table),
(2) an unranked list of three to seven performance measures that the Firm considers to be its most important measures used to align compensation actually paid to the NEOs for 2025 to Firm performance (the PvP Measures), and (3) a clear description of the relationship between the "Compensation Actually Paid" (CAP) in the PvP Table and each of the company-selected performance measures in the PvP Table, the Firm's Net Income and the Firm's TSR, and between the Firm's TSR and the Peer Group TSR, in each case over 2021–2025 (the PvP Relationship Disclosure). A detailed discussion of the CMDS Committee's decisions regarding the compensation awarded to the NEOs for 2025 performance can be found in the CD&A.

PvP TABLE

Pursuant to SEC rules, the PvP Table is required to include for each year "Compensation Actually Paid" to the CEO and the average CAP to the non-CEO NEOs. CAP is an SEC-defined term that represents a calculation of compensation that differs from compensation paid during the year, the Summary Compensation Table (SCT) calculation of compensation (as detailed in note 2 of this PvP Table), and the way in which the CMDS Committee views annual compensation decisions (as discussed in Section 5.2 of the CD&A). For example, the CAP calculation for a given year includes the change in fair value of multiple years of equity grants that are outstanding and unvested during the year, or which vested during the year, whereas the SCT calculation includes only the fair value of equity awards granted during the year. The CAP calculation also includes the value of dividend equivalents accumulated on unvested equity awards, whereas the SCT calculation does not. These differences result in a CAP calculation that is significantly impacted by changes in stock price and other projected performance results and may be significantly higher or lower than the corresponding SCT calculation. It is also important to note that outstanding equity awards may be represented in more than one year of the table, as demonstrated in the supplemental table to footnote 1 to the PvP Table.

Equity grants (RSU and PSUs) constitute a meaningful portion of compensation for the CEO and other NEOs. The value of equity grants will not be realized before the scheduled payment date (generally three years from grant) and the ultimate value of such awards is subject to changes in stock price. PSUs are further subject to the results of predetermined three-year performance objectives. PSUs are earned based on performance against predetermined Firm goals. While each participant was awarded a target number of PSUs, the actual number of PSUs earned could vary from zero up to 1.5 times target, if performance objectives are meaningfully exceeded, and no participant will receive any portion of the PSUs if the threshold performance objectives are not met. (For a summary of historical PSU performance, see Section 5.4 of the CD&A.) In addition, equity awards are subject to cancellation upon certain events before they convert to shares of Morgan Stanley common stock. The CEO and other NEOs are also subject to an Equity Ownership Commitment and are not able to sell, transfer or otherwise dispose of all of the shares of Firm common stock received upon conversion of equity awards (see "Ownership of Our Stock–Executive Equity Ownership Commitment").

Year	Summary Compensation Table Total for CEO[1] ($)	Compensation Actually Paid to CEO[1][2] ($)	Average Summary Compensation Table Total for Non-CEO NEOs[3] ($)	Average Compensation Actually Paid to Non-CEO NEOs[2][3] ($)	Value of Initial Fixed $100 Investment Based On:		Net Income[6] ($MM)	Return on Tangible Common Equity[7] (%)
					Total Shareholder Return[4] ($)	Peer Group Total Shareholder Return[4][5] ($)		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2025	37,187,657	92,936,732	23,834,984	50,238,992	304	203	17,025	21.6
2024	24,881,032	64,477,440	25,933,469	57,916,559	289	173	13,529	18.8
2023	32,951,606	41,898,167	33,756,972[7]	44,972,433[7]	207	133	9,230	12.8
2022	39,398,905	31,379,534	20,366,692	18,320,165	181	118	11,179	15.3
2021	34,941,635	81,936,888	17,590,506	28,214,797	202	132	15,120	19.8

[1] The CEO reflected in columns (b) and (c) is the following individual for each of the years shown:

| 2025 - 2024 | Edward Pick |
| 2023 - 2021 | James P. Gorman |

[2] To calculate CAP, the following amounts were deducted from and added to 2025 SCT total compensation to the CEO and the non-CEO NEOs, as reported in columns (b) and (d), respectively:

CEO SCT Total to CAP to CEO Reconciliation

	2025 ($)	2024[i] ($)	2023 ($)	2022 ($)	2021 ($)
CEO SCT TOTAL	37,187,657	24,881,032	32,951,606	39,398,905	34,941,635
Deductions for Amounts Reported Under "Stock Awards" Column in SCT[ii]	24,476,463	15,242,232	22,500,000	30,355,752	24,553,943
Deduction for "Change in Pension Value" Reported Under "Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column in SCT	20,870	—	4,167	—	2,487
TOTAL DEDUCTIONS	24,497,333	15,242,232	22,504,167	30,355,752	24,556,430
Increase for Fair Value of Awards Granted During the Year That Vest During the Year[iii]	4,875,000 (2024 RSU)	6,412,500 (2023 RSU)	4,500,000 (2022 RSU)	5,025,000 (2021 RSU)	7,875,000 (2020 RSU)
Increase for Year-End Fair Value of Awards Granted During the Year That Remain Unvested as of Year End[iv]	38,107,721 (2024 PSU)	18,912,778 (2023 PSU)	21,712,595 (2022 PSU)	21,488,784 (2021 PSU)	27,621,760 (2020 PSU)
Change in Fair Value from Prior Year End to Current Year End of Awards Granted Prior to Year That Were Outstanding and Unvested as of Year End[v]	7,840,362 (2023 PSU) 13,048,934 (Staking Award PSU)[vi] 7,227,115 (Staking Award RSU)[vi] 6,310,163 (2022 PSU)	5,812,718 (2022 PSU) 10,715,998 (Staking Award PSU)[vi] 4,376,905 (Staking Award RSU)[vi]	(398,478) (2021 PSU)	(2,916,102) (2020 PSU)	14,593,707 (2019 PSU)
Change in Fair Value from Prior Year End to Vesting Date of Awards Granted Prior to Year That Vested During the Year[vii]	—	6,085,207 (2021 PSU)	3,206,305 (2020 PSU)	(3,890,745) (2019 PSU)	18,890,359 (2018 PSU)
Increase for Dividends Paid During the Year Prior to Vesting Date of Award[viii]	2,837,114	2,522,535	2,430,306	2,629,445	2,570,858
TOTAL ADDITIONS	80,246,408	54,838,640	31,450,728	22,336,382	71,551,683
CAP to CEO	92,936,732	64,477,440	41,898,167	31,379,534	81,936,888

[i] The CAP to CEO Reconciliation for 2024 reflected the change in fair value of the outstanding RSUs and PSUs for Mr. Pick, who became CEO on January 1, 2024. As a result, the change in fair value is not directly comparable with previous years as it reflects

changes in fair value of RSUs and PSUs granted prior to this appointment. The amounts reported under the "Option Awards" Column in the SCT, the fair value of awards granted prior to the year that were forfeited during the year, and the "Service Cost" and "Prior Service Cost" for Pension Plans are $0 for all years shown.

[ii] *Pursuant to SEC rules, the SCT is required to include for a particular year only those equity awards granted during the year, rather than awards granted after the particular year end that were awarded for performance during the particular year. Our annual equity awards relating to performance in a year are made in the following January, shortly after year end.*

[iii] *Pursuant to SEC rules, includes the grant date fair value of RSU awards granted and vested in each year shown for performance in the prior year. RSU awards are generally granted and vested in January of each year for performance in the prior year.*

[iv] *Pursuant to SEC rules, includes the year-end fair value of the outstanding unvested PSUs granted in January of the year shown.*

[v] *Pursuant to SEC rules, includes the change in fair value of the outstanding unvested PSUs for each year shown and for 2024, includes the incremental fair value of the awards modified during the year.*

[vi] *The Staking Award RSUs and Staking Award PSUs were one-time awards granted in 2023 to the then-incoming CEO, Mr. Pick, and Co-Presidents, Messrs. Saperstein and Simkowitz, in connection with the CEO succession and leadership transition.*

[vii] *Pursuant to SEC rules, includes the change in fair value of the outstanding PSUs that vested at year end for each year shown.*

[viii] *Reflects the value of dividend equivalents accumulated on outstanding unvested PSUs during the year shown.*

The fair value of PSUs is determined in a manner consistent with that disclosed in consolidated financial statements included in the 2025 Form 10-K. The portions of PSUs that are earned based on performance against predetermined Morgan Stanley Average ROE (MS Average ROE), MS Average ROTCE goals, or Relative ROTCE goals are valued at the probable outcome of the performance conditions and the Firm's closing share price at each measurement date. The portions of PSUs that are earned based on the Firm's TSR relative to the TSR of the S&P Financials Sector Index (a market-based condition) are valued using a Monte Carlo valuation model at each measurement date. The table below sets out the range of assumptions applied in the Monte Carlo valuation model for each measurement date relevant to the CAP table.

As of December 31, 2024, Morgan Stanley no longer uses the Firm's TSR relative to the TSR of the S&P Financials Sectors Index as a performance metric for PSUs. As a result, there are no valuation assumptions for these PSUs.

	Risk-free interest	Expected stock price volatility	Correlation coefficient
December 31, 2025	—	—	—
December 31, 2024	—	—	—
December 31, 2023	4.73% - 4.73%	25.73 - 25.73	0.750 - 0.750
December 31, 2022	4.36% - 4.67%	29.25 - 32.11	0.859 - 0.871
December 31, 2021	0.39% - 0.73%	26.03 - 44.29	0.840 - 0.918

Average Non-CEO NEOs SCT Total to Average CAP to Non-CEO NEOs Reconciliation[i]

	2025 ($)	2024 ($)	2023 ($)	2022 ($)	2021 ($)
Average Non-CEO NEOs SCT TOTAL	23,834,984	25,933,469	33,756,972	20,366,692	17,590,506
Deductions for Amounts Reported Under "Stock Awards" Column in SCT	13,222,232	14,950,122	25,262,500[ii]	12,591,183	9,376,344
Deduction for "Change in Pension Value" Reported under "Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column in SCT	11,524	—	15,891	—	—
TOTAL DEDUCTIONS	**13,233,756**	**14,950,122**	**25,278,391**[ii]	**12,591,183**	**9,376,344**
Increase for Fair Value of Awards Granted During the Year That Vest During the Year	6,512,500 (2024 RSU)	5,428,125 (2023 RSU)	4,962,500 (2022 RSU)	5,379,048 (2021 RSU)	5,285,452 (2020 RSU)
Increase for Year-End Fair Value of Awards Granted During the Year That Remain Unvested as of Year End	13,044,566 (2024 PSU)	20,460,699 (2023 PSU)	6,393,154 (2022 PSU) 15,711,005 (Staking Award PSU) 7,921,799 (Staking Award RSU)	6,118,256 (2021 PSU)	6,804,598 (2020 PSU)
Change in Fair Value from Prior Year End to Current Year End of Awards Granted Prior to Year That Were Outstanding and Unvested as of Year End	5,287,236 (2023 PSU) 6,524,467 (Staking Award PSU) 3,613,557 (Staking Award RSU) 3,257,747 (2022 PSU)	5,780,425 (2022 PSU) 5,357,999 (Staking Award PSU) 2,188,452 (Staking Award RSU)	(113,454) (2021 PSU)	(735,969) (2020 PSU)	3,227,785 (2019 PSU)
Change in Fair Value from Prior Year End to Vesting Date of Awards Granted Prior to Year That Vested During the Year[iii]	—	5,665,825 (2021 PSU)	809,210 (2020 PSU)	(877,325) (2019 PSU)	4,106,761 (2018 PSU)
Increase for Dividends Paid During the Year Prior to Vesting Date of Award[iv]	1,397,691	2,051,688	809,638	660,646	576,040
TOTAL ADDITIONS	**39,637,764**	**46,933,213**	**36,493,852**	**10,544,656**	**20,000,635**
CAP to Non-CEO NEOs	**50,238,992**	**57,916,559**	**44,972,433**	**18,320,165**	**28,214,797**

[i] See notes (i) through (vii) to the "CEO SCT Total to CAP Reconciliation" Table in this note 2 above.

[ii] Includes average of $15,000,000 relating to the one-time Staking Awards granted to each of Messrs. Pick, Saperstein and Simkowitz in October 2023 in connection with the CEO transition.

[iii] For 2021, also includes multiple RSU awards for one NEO that vested in 2021 due to achieving full career retirement (FCR) eligibility.

[iv] For 2025, 2024 and 2023, also includes the value of dividend equivalents accumulated on outstanding unvested Staking Award RSUs.

[3] The Non-CEO NEOs reflected in columns (d) and (e) represent the following individuals for each of the years shown:

2025	Sharon Yeshaya, Andrew M. Saperstein, Daniel A. Simkowitz, Eric F. Grossman
2024	Sharon Yeshaya, Andrew M. Saperstein, Daniel A. Simkowitz, James P. Gorman
2023 & 2022	Sharon Yeshaya, Edward Pick, Andrew M. Saperstein, Daniel A. Simkowitz
2021	Sharon Yeshaya, Jonathan M. Pruzan, Edward Pick, Andrew M. Saperstein, Daniel A. Simkowitz

[4] TSR represents cumulative TSR over the following measurement period: (1) for 2025, December 31, 2020 to December 31, 2025; (2) for 2024, December 31, 2019 to December 31, 2024; (3) for 2023, December 31, 2019 to December 31, 2023; (4) for 2022, December 31, 2019 to December 31, 2022; and (5) for 2021, December 31, 2019 to December 31, 2021. For the Peer Group, the TSR is a weighted peer group TSR, weighted according to the respective peer companies' stock market capitalization at the beginning of each period for which a return is calculated.

[5] The Peer Group is the S&P Financials Sector Index, the same index that the Firm uses for purposes of the stock performance graph required under Item 201(e)(1)(ii) of Regulation S-K.

[6] Net Income represents net income as presented in Morgan Stanley's financial statements.

[7] Return on average tangible common equity (ROTCE) represents net income applicable to Morgan Stanley less preferred dividends as a percentage of average tangible common equity. Average tangible common equity represents average common equity adjusted to exclude goodwill and intangible assets net of allowable mortgage servicing rights deduction.

PvP MEASURES

Pursuant to SEC rules, the three measures listed below represent an unranked list of the most important measures the Firm used to align compensation actually paid to the NEOs for 2025 and Firm performance. While these measures are the most important measures the Firm used to align compensation actually paid to the NEOs for 2025 and Firm performance, additional financial and other measures were also used to align pay and performance as further described in Sections 4.1, 4.3 and 4.4 of the CD&A.

Return on Tangible Common Equity
Total Shareholder Return
Efficiency Ratio

PvP RELATIONSHIP DISCLOSURE

As shown in the table below, the Firm's cumulative TSR is significantly greater than the cumulative TSR of the S&P Financials Sector Index (the PvP Peer Group) as each is calculated in accordance with SEC rules for the PvP Table for each of the periods shown. The Firm's strategic acquisitions of E*TRADE and Eaton Vance, in 2020 and 2021, respectively, as well as the achievement of other long-term strategic objectives led by the CEO and the Firm's Operating Committee, of which the NEOs are a part, were significant contributors to the Firm's stock price outperformance.

Year-over-year changes to the CAP to CEO and the Average CAP to Non-CEO NEOs between 2021 and 2022, excluding the Staking Awards between 2022 and 2023, 2023 and 2024, and 2024 and 2025 generally correlate to changes in the Firm's cumulative TSR (as calculated pursuant to SEC rules for the PvP table), Net Income and ROTCE for the same periods. The Firm delivered strong Net Income and ROTCE, and significant stock appreciation and returns to shareholders, over these periods. The table below shows that CEO and Average Non-CEO NEO compensation (as reported in SCT) changes were in line with changes in the Firm's Net Income and ROTCE, while changes in the value of the CAP to CEO and the Average CAP to Non-CEO NEOs were impacted by the following factors: dividends, change in pension value, and changes in fair value of equity awards (e.g., due to performance conditions of performance-based equity and share price).

PERFORMANCE MEASURES FOR CEO/NON-CEO NEO	2021	2022	2023	2024	2025	2022 vs 2021	2023 vs 2022	2024 vs 2023	2025 vs 2024
MS Net Income (Billions)	15	11	9	14	17	-26%	-17%	47%	26%
MS ROTCE (%)	19.8%	15.3%	12.8%	18.8%	21.6%	-450 bps	-250 bps	600 bps	283 bps
MS Total Shareholder Return (TSR)[1]	202	181	207	289	304	-10%	14%	40%	5%
Peer Group Cumulative TSR[1]	132	118	133	173	203	-11%	13%	30%	17%

PvP RELATIONSHIP DISCLOSURE

				CEO PvP Relationship					
($MMs)	2021	2022	2023	2024	2025	2022 vs 2021	2023 vs 2022	2024 vs 2023	2025 vs 2024
COMPENSATION ACTUALLY PAID (CAP)									
Compensation Excluding Equity Awards	**10**	**9**	**11**	**9**	**13**	**-13%**	**27%**	**-20%**	**39%**
Equity Awards Granted During the Year[2]	**25**	**30**	**23**	**15**	**24**	**24%**	**-26%**	**-32%**	**61%**
Impact of Changes in Fair Value	**47**	**(8)**	**8**	**41**	**56**	**-117%**	**199%**	**410%**	**37%**
Dividends/Changes in Pension Value	3	3	2	3	3	2%	-8%	4%	13%
Impact on Outstanding Equity Awards									
Share Price	30	(12)	3	27	43	-140%	129%	671%	62%
Performance Conditions	14	1	3	11	10	-90%	120%	272%	-14%
CAP to CEO	**82**	**31**	**42**	**65**	**93**	**-62%**	**34%**	**54%**	**44%**

				Non-CEO NEO PvP Relationship						
($MMs)	2021	2022	2023	2023 (ex Staking)	2024	2025	2022 vs 2021	2023 vs 2022	2024 vs 2023	2025 vs 2024
COMPENSATION ACTUALLY PAID (CAP)										
Compensation Excluding Equity Awards	**8**	**8**	**8**	**8**	**11**	**11**	**-5%**	**9%**	**29%**	**-4%**
Equity Awards Granted During the Year[2]	**9**	**13**	**25**	**10**	**15**	**13**	**34%**	**101%**	**-41%**	**-12%**
Impact of Changes in Fair Value[3]	11	(2)	12	3	32	26	-119%	683%	168%	-18%
Dividends/Changes in Pension Value	**1**	**1**	**1**	**1**	**2**	**1**	**15%**	**23%**	**153%**	**-32%**
Impact on Outstanding Equity Awards										
Share Price	7	(3)	7	1	21	22	-145%	336%	186%	5%
Performance Conditions	3	0	4	1	9	3	-89%	100%	137%	-64%
CAP to Non-CEO NEO	**28**	**18**	**45**	**21**	**58**	**50**	**-35%**	**146%**	**29%**	**-13%**

[1] Value of initial fixed $100 investment.

[2] As reported in the SCT.

[3] For 2021, also includes multiple RSU awards for one NEO that vested in 2021 due to achieving FCR eligibility.

The correlation between changes in the CAP to CEO and the Average CAP to Non-CEO NEOs and changes in the Firm's cumulative TSR and ROTCE for the periods shown in the table is due primarily to the Firm's use of equity incentives that are directly tied to stock price and, in particular, PSUs that are also directly tied to Firm financial performance and constitute a significant portion of incentive compensation for the CEO and non-CEO NEOs. Because Staking Awards are equity-based (60% PSUs and 40% RSUs), they will impact both the CAP to CEO and the Average CAP to Non-CEO NEOs for each year of the three-year vesting period (2024-2026) and their value will fluctuate with Firm stock price and ROTCE performance. Because the PSUs are equity-based, increases in Firm stock price result in increases in TSR and increases in CAP values and decreases in Firm stock price result in decreases in TSR and decreases in CAP values. Unlike PSUs, RSUs (with the exception of the Staking Award RSUs, which do not contain a provision for vesting upon FCR eligibility) do not significantly influence the correlations shown in the above table because, pursuant to SEC rules, the CAP calculations for the fair value of unvested RSU awards are generally fixed at the grant date fair value of the awards at the beginning of each year due to FCR eligibility under the award terms and deemed vested at grant. Changes in fair value for the Staking Award RSUs due to fluctuations in the share price will, however, be reflected in the CAP amounts. The Firm's ROTCE is a performance priority that is used as a factor in determining incentive compensation for the CEO and Non-CEO NEOs. The Firm does not use Net Income to determine compensation levels or PSU payouts.

Commitment to Equitable Compensation Practices

Morgan Stanley has robust compensation practices that help ensure that compensation and reward decisions are made fairly and consistently and are based on an individual's role, performance and experience. The Firm reviews compensation decisions for employees globally on an ongoing basis, including at the point of hire as well as during our annual compensation process, to help ensure that individual compensation decisions are in line with this philosophy. We believe a workforce that represents the societies in which we live and work and our diverse global client base is important to the Firm's continued success and ability to serve our clients, and consistent with that, we are committed to continually assessing our rewards structure and decisions to help ensure equity in pay for all employees.

Ownership of Our Stock

Executive Equity Ownership Commitment

Members of the Firm's Operating Committee (including executive officers) are subject to an Equity Ownership Commitment. The Equity Ownership Commitment requires each of our CEO, CFO, and Co-Presidents (collectively, Covered Officers) to achieve ownership of a number of shares of common stock and equity awards with a value equal to a specified multiple of his or her base salary within five years. Our CEO is required to achieve ownership of shares of common stock and equity awards with a value equal to 10 times his base salary and each other Covered Officer is required to achieve ownership of shares of common stock and equity awards with a value equal to six times his or her base salary. In addition, Operating Committee members are required to retain common stock and equity awards equal to a percentage of common stock received from equity awards (less allowances for the payment of any option exercise price and taxes) granted to them for service on the Operating Committee (Equity Award Shares, and such service, Covered Service) as follows:

- Our CEO is required to retain 75% of Equity Award Shares acquired pursuant to equity awards granted in respect of any performance year prior to and including the fifth year of Covered Service as CEO and 50% of Equity Award Shares acquired pursuant to equity awards granted in respect of any performance year following the fifth year of Covered Service as CEO.

- Each of our other Operating Committee members is required to retain 50% of Equity Award Shares acquired from equity awards granted in respect of any performance year prior to and including the fifth year of Covered Service and 33% of Equity Award Shares acquired pursuant to equity awards granted in respect of any performance year following the fifth year of Covered Service; provided that Operating Committee members who are Covered Officers must retain 75% of all Equity Award Shares until the applicable ownership requirement is met.

This commitment ties a portion of our Operating Committee members' net worth to the Firm's stock price and provides a continuing incentive for them to work toward superior long-term stock price performance. Exceptions to the Equity Ownership Commitment are subject to the approval of the CMDS Committee. None of our executive officers currently have prearranged trading plans under SEC Rule 10b5-1.

Shares counted for purposes of the Equity Ownership Commitment include shares owned (including shares held in trust) by the executive or the executive's spouse or dependent children, shares (or share equivalents) held in the Firm's 401(k) Plan and net shares granted with respect to RSUs (including PSUs) after assumed tax withholding. Unearned PSUs are not counted for purposes of the stock ownership requirement. Each Operating Committee member is in compliance with the requirements of the Equity Ownership Commitment.

Director Equity Ownership Requirement

Our Corporate Governance Policies require each independent director to retain ownership of a number of shares of Morgan Stanley common stock and equity awards with a value equal to five times the annual cash Board retainer, and to retain 100% of his or her Morgan Stanley stock unit awards (on an after-tax basis) until such ownership requirement is met. In addition, as discussed under "Director Compensation," our independent directors generally receive an equity award upon initial election to the Board and receive an annual equity award thereafter with a grant date fair value of $275,000 (prorated in the case of the initial award) as part of their director compensation. Fifty percent of each equity award granted to our independent directors does not become payable until the director retires from the Board (and may be deferred beyond retirement at the director's election). We believe that these equity ownership opportunities and requirements enhance the alignment of independent directors' interests with the long-term interests of our shareholders.

Insider Trading Policy

The Firm's Global Policy for Transactions in Morgan Stanley Securities (Policy for Transactions in Firm Securities) sets forth the general rules that our directors and employees and the Firm must follow with respect to transactions in our securities, and we believe it is reasonably designed to promote compliance with insider trading laws, rules and regulations. This description of the Policy for Transactions in Firm Securities is qualified in its entirety by reference to the full text of the Policy for Transactions in Firm Securities, which is filed as Exhibit 19 in the 2025 Form 10-K.

Prohibition Against Pledging and Hedging

Firm policy prohibits directors, officers as defined by Section 16 of the Securities Exchange Act of 1934, including the Firm's executive officers, and other members of the Firm's Operating Committee from pledging, selling short, engaging in hedging strategies or trading derivatives involving Morgan Stanley securities, including securities granted in connection with compensation or otherwise held. Firm policy permits other employees to transact in covered calls and protective puts with respect to currently owned and saleable Morgan Stanley shares, subject to varying holding and window period requirements. No employee may hedge or pledge the value of outstanding RSUs, PSUs or other equity-based compensation awards.

Stock Ownership of Executive Officers and Directors

The following table sets forth the beneficial ownership of common stock as of February 27, 2026, by our CEO and the other executive officers named in the "2025 Summary Compensation Table" (our NEOs), directors and the director nominee, and by all of our directors, the director nominee and executive officers as a group. As of February 27, 2026, none of the common stock beneficially owned by our directors, the director nominee and current executive officers was pledged.

Name	Common Stock[1][2][3]
NAMED EXECUTIVE OFFICERS	
Edward Pick	748,289
Sharon Yeshaya	143,882
Andrew M. Saperstein	307,976
Daniel A. Simkowitz	375,607
Eric F. Grossman	174,961
DIRECTORS AND DIRECTOR NOMINEE	
Megan Butler	4,691
Thomas H. Glocer	122,117
Lynn J. Good	1,906
Robert H. Herz	100,857
Yasushi Itagaki	—
Erika H. James	11,897
Hironori Kamezawa[4]	—
Shelley B. Leibowitz[5]	47,007
Jami Miscik	64,990
Masato Miyachi[4]	—
Dennis M. Nally	45,288
Douglas L. Peterson	10,075

Name	Common Stock[1][2][3]
Mary L. Schapiro	40,341
Perry M. Traquina	89,191
Rayford Wilkins, Jr.	76,735
ALL DIRECTORS AND DIRECTOR NOMINEE, AND CURRENT EXECUTIVE OFFICERS AS OF FEBRUARY 27, 2026, AS A GROUP (23 PERSONS)[5]	2,701,847

[1] Each NEO, director and the director nominee, and executive officer as of February 27, 2026, has sole voting and investment power with respect to his or her shares of common stock beneficially owned, except with respect to 46,737 shares held in a trust by an executive officer.

[2] Includes the following number of shares of common stock held in a trust (Trust) corresponding to outstanding RSUs. Directors and executive officers may direct the voting of the shares corresponding to such RSUs. Voting by executive officers is subject to the provisions of the Trust, as described in "Information about the Annual Meeting — How Do I Submit Voting Instructions for Shares Held in Employee Plans?" Excludes PSUs because executive officers may not direct the voting of any shares corresponding to such awards prior to settlement of the award.

NAMED EXECUTIVE OFFICERS	
Edward Pick	239,087
Sharon Yeshaya	136,005
Andrew M. Saperstein	282,142
Daniel A. Simkowitz	300,531
Eric F. Grossman	134,737

DIRECTORS AND DIRECTOR NOMINEE	
Megan Butler	3,600
Thomas H. Glocer	117,872
Lynn J. Good	1,906
Robert H. Herz	76,360
Yasushi Itagaki	—
Erika H. James	8,854
Hironori Kamezawa	—
Shelley B. Leibowitz	10,354
Jami Miscik	37,624
Masato Miyachi	—
Dennis M. Nally	25,682
Douglas L. Peterson	2,539
Mary L. Schapiro	37,189
Perry M. Traquina	89,191
Rayford Wilkins, Jr.	43,417
ALL DIRECTORS AND DIRECTOR NOMINEE, AND CURRENT EXECUTIVE OFFICERS AS OF FEBRUARY 27, 2026, AS A GROUP (23 PERSONS)	1,780,527

[3] Each individual and group named in the table beneficially owned less than 1% of the common stock outstanding.

[4] Messrs. Kamezawa and Miyachi were designated by MUFG and elected to the Board pursuant to the Investor Agreement. Neither director is compensated by Morgan Stanley for his Board service. See "Principal Shareholders" regarding MUFG's beneficial ownership of Firm common stock.

[5] Ms. Leibowitz also holds depositary shares of the following series of Non-Cumulative Preferred Stock: Series A – 31 shares; Series E – 90 shares; Series F – 57 shares; Series I – 37 shares; Series K – 67 shares; and Series L – 20 shares, which represent less than 1% of each series; and an executive officer also holds 4,100 depositary shares of Non-Cumulative Preferred Stock, Series L. The foregoing beneficially owned less than 1% of each series.

Principal Shareholders

The following table contains information regarding the only persons we know of that beneficially own more than 5% of our common stock as of February 27, 2026.

Name and Address	Shares of Common Stock Beneficially Owned	
	Number	Percent[1]
MUFG[2] 4-5, Marunouchi 1-chome Chiyoda-ku, Tokyo 100-8330, Japan	380,010,887	24.0%
State Street[3] 1 Congress Street, Boston, MA 02114	114,005,198	7.2%
Vanguard[4] 100 Vanguard Boulevard Malvern, PA 19355	109,040,040	6.9%
BlackRock[5] 50 Hudson Yards New York, NY 10001	90,496,803	5.7%

[1] Percentages based upon the number of shares of common stock outstanding as of the record date, March 16, 2026, and the beneficial ownership of the principal shareholders as reported in SEC filings in notes 2 through 5 below.

[2] Based on the Schedule 13D/A filed November 4, 2025, by MUFG (as of November 3, 2025). The Schedule 13D/A discloses that MUFG beneficially owned 380,010,887 shares and had sole voting power and sole dispositive power with respect to such shares. The Schedule 13D/A also disclosed that of the 380,010,887 shares, 2,925,720 shares were held solely in a fiduciary capacity by certain affiliates of MUFG as the trustee of trust accounts or the manager of investment funds, other investment vehicles and managed accounts as of October 29, 2025, and that MUFG disclaims beneficial ownership of such shares.

[3] Based on the Schedule 13G/A filed January 30, 2024, by State Street and State Street Global Advisors Trust Company, each acting in various fiduciary and other capacities (as of December 31, 2023). The Schedule 13G/A discloses that State Street had shared dispositive power as to 113,915,845 shares and shared voting power as to 68,897,141 shares and that State Street Global Advisors Trust Company beneficially owned 92,937,074 shares and had shared dispositive power as to 92,933,429 shares and shared voting power as to 63,868,327 shares.

[4] Based on the Schedule 13G/A filed February 13, 2024, by Vanguard (as of December 29, 2023). The Schedule 13G discloses that Vanguard had sole voting power as to zero shares and sole dispositive power as to 103,567,430 shares and shared voting power as to 1,566,605 shares and shared dispositive power as to 5,472,610 shares.

[5] Based on the Schedule 13G/A filed January 31, 2024, by BlackRock (as of December 31, 2023). The Schedule 13G/A discloses that BlackRock had sole voting power as to 81,966,321 shares and sole dispositive power as to 90,496,803 shares.

Shareholder Proposals

Our Engagement on Shareholder Proposals

Our Board and management value the perspectives of our shareholders. We engage with shareholders and other stakeholders year-round on issues that impact Morgan Stanley, including our strategy, financial performance, corporate governance, executive compensation, human capital management, and environmental and social matters. This dialogue helps to ensure that we understand the priorities and perspectives of our shareholders. We also recognize that the submission of shareholder proposals for vote at our annual meeting is another alternative that certain of our shareholders may use to convey their views and areas of focus to other shareholders, or to seek a dialogue with us, although we encourage discussions in advance of submitting proposals as the shareholder proposal process is usually on a relatively short timeframe, can be less efficient and causes us to incur additional time and costs.

For each shareholder proposal we receive, we:

- Convene a cross-functional group from across the Firm, which includes representatives from Investor Relations, the Corporate Secretary's Office and internal subject matter experts on the proposal topic, that devotes significant time to reviewing the proposal. This includes assessing the efficacy of the request in the proposal, including whether the Firm has already addressed the subject matter or essential objective of the proposal.
- Seek to engage constructively with the shareholder proponent to understand their concerns and provide the Firm's views on the topic of the shareholder proposal, including the Firm's initiatives, policies and practices relevant to the topic. At times, we learn through discussions with shareholder proponents that their interests in the Firm are focused on areas that are different than the specific request in the proposal, or that their ultimate goal is for the proposal to go to a vote by shareholders rather than try to reach resolution with us.
- Assess as appropriate whether it is in the best interest of the Firm, including our clients and other shareholders, to implement the material aspects of the proposal or respond in other meaningful ways, such as by enhancing or providing additional disclosure, in alignment with our existing business strategy and priorities.
- While we work toward finding mutually agreeable solutions whenever possible, we may ultimately determine that the viewpoints expressed in the proposal cover general societal concerns and are not related to specific issues at the Firm, are inconsistent with the Firm's business objectives or core values or potentially pose risks to the Firm. Some proposals contain prescriptive requests where the costs of implementation far outweigh the benefits, especially the resources (financial or otherwise) that may be necessary to implement the proposal. Others are focused on issues that we do not believe represent the concern of a broad group of shareholders. In certain situations, we may have already taken, or are planning to take, actions that we believe already address the essential objective of the proposal.
- Provide management's recommendation to the Board (or a committee thereof) regarding each shareholder proposal, taking into account feedback from other shareholders when available, our internal subject matter experts and external governance counsel as well as the potential costs and benefits of meeting the request.

Our prior engagement on shareholder proposals has at times led us to enhance certain disclosures and practices when we believed doing so supported the Firm's strategy, business objectives and core values. For a variety of reasons, at times shareholders are asked to express their views on certain proposals that are submitted to us by voting on them.

Set forth below is one shareholder proposal and the proponent's supporting statement in the form submitted to us. The Board and the Firm accept no responsibility for the accuracy or content of this proposal and the supporting statement. It may contain typos or other errors or make assertions about the Firm that we believe are incorrect, and we have not attempted to correct every mistake or refute every inaccuracy.

The Board recommends that you vote **"AGAINST"** the shareholder proposal because it believes that the proposal is not in the best interest of Morgan Stanley or our shareholders. A proposal may be voted on at the annual meeting only if properly presented by the shareholder proponent or the proponent's qualified representative.

Item 4

Shareholder Proposal Requesting an Independent Board Chairman

☒ Our Board unanimously recommends that you vote **"AGAINST"** this proposal.

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, the beneficial owner of 54 shares of common stock, has notified the Firm that he intends to present the following proposal and related supporting statement at the annual meeting.

Proponent's Statement

Proposal 4 – Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary including the Corporate Governance Guidelines in order that 2 separate people hold the office of the Chairman and the office of the CEO as soon as possible.

The Chairman of the Board shall be an Independent Director. An independent Lead Director shall not be a substitute for an independent Board Chairman.

The Board shall have the discretion to select an interim Chairman of the Board, who is not an Independent Director, to serve while the Board is required to seek an Independent Chairman of the Board on an accelerated basis. This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition although it is better to adopt it now to obtain the maximum benefit.

An independent Board Chairman at all times improves corporate governance by bringing impartiality, objective oversight, and external expertise to board decisions, mitigating conflicts of interest, enhancing transparency, and boosting shareholder confidence.

This detached perspective allows the chairman to focus on shareholder interests, strengthen management accountability, and provide critical checks and balances, ultimately contributing to long-term sustainability and credibility.

An independent Board Chairman could also help Morgan Stanley (MS) deal with headwinds like those that emerged in 2025:

Morgan Stanley is under investigation by the Financial Industry Regulatory Authority (FINRA) regarding its wealth management client vetting procedures concerning potential money-laundering risks.

MS projected earnings and revenue growth rates (4.1% and 4.7% per year, respectively) were forecast to lag significantly behind the broader U.S. market averages (15.6% and 10%). This slower pace is partly attributed to intensifying competition from low-fee products and digital disruptors.

Morgan Stanley planned to lay off 2,000 employees. MS incurred $144 million in severance costs related to these cuts. A national law firm is investigating potential claims of wrongful termination and discrimination related to these layoffs.

Morgan Stanley was among several major financial institutions affected by a cyberattack on SitusAMC, a third-party vendor that handles sensitive mortgage data, raising concerns about potential client data exposure.

Some clients experienced significant difficulties with account access and customer service following the integration of E-Trade operations into Morgan Stanley, leading to user complaints and discussions about potential class-action suits.

Please vote yes:
Independent Board Chairman – Proposal 4

Statement of the Board Recommending a Vote Against this Proposal

The Board believes that this proposal is not in the best interest of Morgan Stanley or its shareholders and opposes this proposal because:

- The Board does not believe in a "one-size-fits-all" permanent and prescriptive leadership mandate that undermines our ability to adapt to changing circumstances. It is in the best interest of the Firm and its shareholders for the Board to have the flexibility to exercise its judgment to determine the optimal Board leadership structure based on applicable facts and circumstances.

- The proposal lacks any empirical evidence that having an independent director serve as Chairman of the Board is in the best interests of the Firm and its shareholders.

- Under our current leadership structure, we have broadly met or exceeded our Firmwide goals and in 2025, the Firm reported record net revenues and net income with strong results across all of our business segments, demonstrating the strength of our integrated firm.

- The proposal fails to recognize the stature of the Board's Independent Lead Director and our corporate governance practices and policies that ensure robust and substantial independent Board oversight of management and provide a strong, effective counterbalance to the Chairman and CEO.

The "one-size-fits-all", permanent and prescriptive board leadership mandate requested by the proposal is adverse to shareholders as it would restrict the Board's flexibility to determine the optimal Board leadership structure based on applicable facts and circumstances. Leadership structures should reflect the Firm's current circumstances and needs and not be dictated by a rigid mandate. Our Board leverages its experience, judgment, boardroom insight and shareholder feedback when evaluating its leadership structure and makes adjustments when appropriate. For example, the Board previously separated the Chairman and CEO roles during CEO transitions to have our former CEO serve as Chairman because it was in the best interests of the Firm and its shareholders to do so at the time.

At the present time, however, the Board has determined that the Firm and its shareholders are best served with Mr. Pick, the Firm's CEO, serving as Chairman. By serving in both positions, Mr. Pick is able to draw on his over 30 years of experience with the Firm and deep knowledge of the Firm's businesses and culture to provide the Board, in coordination with the Independent Lead Director, strong leadership in focusing its discussions and oversight of the deliberate execution of the Firm's strategy to raise, manage and allocate capital while upholding a culture of partnership, rigor and humility.

The proposal also fails to cite any evidence that having an enduring policy that two separate people always hold the office of the Chairman and the office of CEO is in the best interests of the Firm and its shareholders. It also does not acknowledge that a majority of the boards of S&P100 companies, including all of our U.S. large bank peer companies, combine the Chairman and CEO roles. In fact, our only two U.S. large bank peer companies that previously had an independent Chairman combined the roles of Chairman and CEO in 2025.

The proposal suggests that an independent Board Chairman could help the Firm "deal with headwinds" that "emerged in 2025"; however, in 2025 under our current leadership structure, the Firm broadly met or exceeded our Firmwide goals and reported record net revenues and net income with strong results across all of our business segments, demonstrating the strength of our integrated firm. In 2025, under Mr. Pick's leadership, the Firm's ROTCE was 21.6%, we generated record earnings per share of $10.21, and the quarterly common dividend was increased to $1.00 per share, with total dividends paid in 2025 of $6.1 billion. Moreover, in 2025, the Firm achieved market capitalization of $282 billion, retained its premium valuation among peers, and delivered total shareholder returns of 45% with Mr. Pick serving as Chairman and CEO.

The proposal also fails to consider the stature of the Board's Independent Lead Director and the Board's other corporate governance practices and policies that ensure robust and substantial independent oversight of management as described in more detail on page 45 under "Independent Oversight of Management". Our CEO is the only member of management on the Board and our Board members have complete and open access to other senior members of management and other Firm employees.

Our Independent Lead Director, Thomas Glocer, has expansive duties as described in detail on page 45 under "Independent Lead Director" that provide a strong, effective counterbalance to the Chairman and CEO. For instance, he leads executive sessions of the Board without the Chairman and CEO present and provides feedback to the Chairman and CEO, communicates regularly with the Chairman and CEO and provides suggestions and views to the Chairman and CEO. As Independent Lead Director, Mr. Glocer brings leadership and strategic thinking to the Board and provides input into the agendas and schedules for Board meetings on behalf of the other members of the Board. As Independent Lead Director and a member of the CMDS Committee, Mr. Glocer was integrally involved in the Firm's successful CEO succession and leadership transition process in 2023 and, as Independent Lead Director and a member of the G&S Committee, he actively participates in ongoing Board succession planning.

Rigid leadership mandates such as the one requested by the proposal limit the Board's ability to adapt and protect shareholder value. It is in the best interest of the Firm and its shareholders for the Board to have the flexibility to exercise its judgment and determine the optimal Board leadership structure based on applicable facts and circumstances. At the present time, the Board believes the Firm and its shareholders are best served with our current structure that combines the Chairman and CEO roles. Coupled with strong independent oversight by our Independent Lead Director, the Board believes that this model ensures accountability and strategic agility.

Our Board unanimously recommends that you vote "AGAINST" this proposal. Proxies solicited by the Board will be voted "AGAINST" this proposal unless otherwise instructed.

Information About the Annual Meeting

Questions and Answers

Where is the Annual Meeting?

In furtherance of Morgan Stanley's commitment to reduce our carbon footprint and facilitate shareholder participation regardless of physical location, we will hold our annual meeting virtually this year at www.virtualshareholdermeeting.com/MS2026. Your vote is important. Whether or not you plan to attend the annual meeting, we urge you to vote and submit your proxy in advance of the meeting.

How Do I Attend the Annual Meeting?

You are entitled to attend and participate in the annual meeting only if you were a shareholder of record as of the close of business on the record date, March 16, 2026, or hold a valid proxy for the meeting. To attend the annual meeting, log into www.virtualshareholdermeeting.com/MS2026, and enter the 16-digit control number found on your Notice or proxy card or the voting instructions you received within the body of the email you received containing the proxy statement. We encourage you to access the webcast prior to the scheduled start time of the annual meeting. If you encounter any difficulties accessing the virtual annual meeting, please call the technical support number that will be posted on the virtual annual meeting log-in page at www.virtualshareholdermeeting.com/MS2026. By your attendance, you acknowledge that you have received and agreed to abide by the rules of conduct for our annual meeting that will be made available at the virtual meeting site at www.virtualshareholdermeeting.com/MS2026. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to participate.

How Can I Ask Questions at the Annual Meeting?

We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate in our virtual annual meeting as they would at an in-person meeting. Shareholders as of our record date who attend and participate in our virtual annual meeting will have an opportunity to submit questions online through the virtual meeting platform at www.virtualshareholdermeeting.com/MS2026. We will respond to questions during a designated portion of the meeting. In accordance with the rules of conduct for our annual meeting available at the virtual meeting site at www.virtualshareholdermeeting.com/MS2026, shareholders should include their name in the field provided and limit themselves to two questions in order to give as many shareholders as possible the opportunity to ask questions. If we receive substantially similar questions from multiple shareholders, we may group such questions together and provide a single response to avoid repetition. Only questions that comply with the rules of conduct for our annual meeting will be answered.

Who Can Vote at the Annual Meeting?

You may vote all shares of Morgan Stanley's common stock that you owned as of the close of business on the Record Date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting. Each share of common stock entitles you to one vote on each matter voted on at the annual meeting. On the record date, 1,581,386,814 shares of common stock were outstanding.

What Is the Quorum to Hold the Meeting?

The holders of a majority of the voting power of the outstanding shares of common stock, represented in person or by proxy, constitute a quorum for the annual meeting of shareholders. Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. Virtual attendance at our annual meeting constitutes presence in person for purposes of a quorum at the meeting.

What Vote Is Required and How Will My Votes Be Counted?

The following table sets forth the vote standard applicable to each proposal, as determined by the Firm's bylaws and applicable regulatory guidance, at a meeting at which a quorum is present.

Proposal	Board's Recommendation	Vote Required to Adopt Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"
Election of Directors	FOR	Majority of votes cast (for and against) with respect to such director[*]	No Effect	No Effect
Ratification of Appointment of Auditor	FOR	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon (for, against and abstain)	Vote Against	Not Applicable
Non-Binding Advisory Vote to Approve Executive Compensation	FOR	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon (for, against and abstain)	Vote Against	No Effect
Shareholder Proposal	AGAINST	The affirmative vote of a majority of the shares of common stock represented at the annual meeting and entitled to vote thereon (for, against and abstain)	Vote Against	No Effect

[*] Under Delaware law, if a director does not receive a majority of votes cast in an uncontested election, the director will continue to serve on the Board. Pursuant to the bylaws, each director has submitted an irrevocable letter of resignation that becomes effective, contingent on the Board's acceptance, if the director does not receive a majority of votes cast in an uncontested director election. In such case, if a director does not receive a majority of votes cast, the Board will make a determination to accept or reject the resignation and publicly disclose its decision within 90 days after the certification of the election results.

Is My Vote Confidential?

Our bylaws provide that your vote is confidential and will not be disclosed to any officer, director or employee, except in certain limited circumstances such as when you request or consent to disclosure. Voting of the shares held in the 401(k) Plan also is confidential.

How Do I Submit Voting Instructions for Shares Held Through a Broker?

If you hold shares through a broker, follow the voting instructions you receive from your broker. If you do not submit voting instructions, the broker will submit a proxy for your shares voting discretionary items but will not vote non-discretionary items. This results in a "broker non-vote" for non-discretionary items.

- All items, other than the ratification of the appointment of Morgan Stanley's independent auditor, are "non-discretionary" items. It is critically important that you submit your voting instructions if you want your shares to count for non-discretionary items. Your shares will remain unvoted for such items if your NYSE member broker does not receive voting instructions from you.
- The ratification of the appointment of Morgan Stanley's independent auditor is a "discretionary" item.

How Do I Submit Voting Instructions for Shares Held in My Name?

If you hold shares as a record shareholder, you may have your shares voted by submitting a proxy for your shares by mail, telephone or online as described on the proxy card. If you submit your proxy online, you may incur internet access charges. Submitting your proxy will not limit your right to vote at the annual meeting. A properly completed and submitted proxy will be voted in accordance with your instructions, unless you subsequently revoke your proxy in accordance with the procedures described below (see "How Can I Revoke My Proxy?").

If you submit a signed proxy card without indicating your voting instructions, the person voting the proxy will vote your shares according to the Board's recommendations.

How Do I Submit Voting Instructions for Shares Held in Employee Plans?

If you hold shares in, or have been awarded stock units under, certain employee plans, you will separately receive directions on how to submit your voting instructions. Shares held in the following employee plans also are subject to the following rules:

401(k) Plan. The Northern Trust Company (Northern Trust), the 401(k) Plan's trustee, must receive your voting instructions for the common stock held on your behalf in the 401(k) Plan on or before May 11, 2026. If Northern Trust does not receive your voting instructions by that date, it will vote such shares together with other unvoted, forfeited and unallocated shares in the 401(k) Plan in the same proportion as the voting instructions that it receives from other participants in the 401(k) Plan. On March 16, 2026, there were 24,984,905 shares in the 401(k) Plan.

Other Equity-Based Plans. State Street Global Advisors Trust Company acts as trustee for the Trust that holds shares of common stock underlying stock units awarded to employees under several of Morgan Stanley's equity-based plans. Employees allocated shares held in the Trust must submit their voting instructions for receipt by the trustee on or before May 11, 2026. If the trustee does not receive your instructions by that date, it will vote such shares, together with shares held in the Trust that are unallocated or held on behalf of former Morgan Stanley employees and employees in certain jurisdictions outside the United States, in the same proportion as the voting instructions that it receives for shares held in the Trust in connection with such plans. On March 16, 2026, 46,912,264 shares were held in the Trust in connection with such plans.

How Can I Revoke My Proxy?

You can revoke your proxy at any time before your shares are voted by (1) delivering a written revocation notice prior to the annual meeting to Martin M. Cohen, Corporate Secretary, Morgan Stanley, 1585 Broadway, Suite C, New York, New York 10036; (2) submitting a later-dated proxy that we receive no later than when the polls close during the annual meeting; or (3) voting at the annual meeting. Attending the annual meeting does not revoke your proxy unless you vote at the meeting.

Why Did I Receive a One-Page Notice Regarding the Internet Availability of Proxy Materials?

Pursuant to SEC rules, we are mailing to certain of our shareholders a Notice about the availability of proxy materials on the internet instead of paper copies of the proxy materials. This process allows us to expedite our shareholders' receipt of proxy materials, lower the costs of distribution and reduce the environmental impact of our annual meeting. All shareholders receiving the Notice will have the ability to access the proxy materials and submit a proxy online. **It is important that you submit your proxy to have your shares voted.**

Instructions on how to access the proxy materials online or to request a paper copy of the proxy materials may be found in the Notice. The Notice is not a proxy card and cannot be returned to submit your vote. You must follow the instructions on the Notice to submit your proxy to have your shares voted.

Other Business

We do not know of any other matters that may be presented for action at the meeting other than those described in this proxy statement. If any other matter is properly brought before the meeting, the proxy holders will vote on such matter in their discretion as permitted under SEC rules.

How Can I Submit a Shareholder Proposal or Nominate a Director for the 2027 Annual Meeting?

Shareholders intending to present a proposal at the 2027 annual meeting and have it included in our proxy statement for that meeting must submit the proposal in writing to Martin M. Cohen, Corporate Secretary, 1585 Broadway, Suite C, New York, New York 10036 or by email to shareholderproposals@morganstanley.com. We must receive the proposal no later than December 3, 2026.

Shareholders intending to present a proposal at the 2027 annual meeting (but not to include the proposal in our proxy statement) or to nominate a person for election as a director (but not to include such nominee in our proxy materials) must comply with the requirements set forth in our bylaws. The bylaws require, among other things, that our Corporate Secretary receive written notice from the record shareholder of intent to present such proposal or nomination no earlier than the close of business on the 120th day and no later than the close of business on the 90th day prior to the anniversary of the preceding year's annual meeting. Therefore, the Firm must receive notice of such a proposal or nomination for the 2027 annual meeting no earlier than the close of business on January 14, 2027, and no later than the close of business on February 13, 2027. The notice must contain the information required by the bylaws.

As described under "Corporate Governance Matters — Corporate Governance Practices — Shareholder Rights and Accountability," we have adopted proxy access. Under our bylaws, shareholders who meet the requirements set forth in our bylaws may nominate a person for election as a director and include such nominee in our proxy materials. The bylaws require, among other things, that our Corporate Secretary receive written notice of the nomination no earlier than the close of business on the 150th day and no later than the close of business on the 120th day prior to the anniversary of the mailing date of the proxy statement for the preceding year's annual meeting. Therefore, the Firm must receive notice of such a nomination for the 2027 annual meeting no earlier than the close of business on November 3, 2026, and no later than the close of business on December 3, 2026.

Our bylaws are available at www.morganstanley.com/about-us-governance, or upon request to our Corporate Secretary.

What Are the Costs of Soliciting Proxies for the Annual Meeting?

We will pay the expenses for the preparation of the proxy materials and the solicitation by the Board of your proxy. Our directors, officers and employees, who will receive no additional compensation for soliciting, and D.F. King & Co., Inc. (D.F. King) may solicit your proxy, in person or by telephone, mail, or other means of communication. We will pay D.F. King fees not exceeding $30,000 plus expenses. We will also reimburse brokers, including our subsidiary broker-dealers and other nominees, for costs they incur mailing proxy materials.

What if I Share an Address with Another Shareholder?

''Householding'' reduces our printing and postage costs by permitting us to send one Letter to Shareholders, proxy statement and Annual Report on Form 10-K to shareholders sharing an address (unless we have received contrary instructions from one or more of the shareholders sharing that address). Shareholders may request to discontinue or begin householding by contacting Broadridge Financial Services at (866) 540-7095 or by sending a written request to Broadridge Financial Services, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Any householded shareholder may request prompt delivery of a copy of the Letter to Shareholders, proxy statement or Annual Report on Form 10-K by contacting us at (212) 762-8131 or may write to us at Investor Relations, 1585 Broadway, New York, NY 10036.

How Can I Consent to Electronic Delivery of Annual Meeting Materials?

This proxy statement, the Letter to Shareholders and the 2025 Form 10-K are available on our website at www.morganstanley.com/2026ams. You can save the Firm postage and printing expense by consenting to access these documents online. If you consent, you will receive notification next year when these documents are available with instructions on how to view them and submit voting instructions. You may sign up for this service through enroll.icsdelivery.com/ms. If you hold your shares through a bank, broker or other holder of record, contact the record holder for information regarding electronic delivery of materials. Your consent to electronic delivery will remain in effect until you revoke it. If you choose electronic delivery, you may incur costs, such as cable, telephone and internet access charges, for which you will be responsible.